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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT FISCAL 2002 ENDED 8/31/2002

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

SEC File Number: 000-29610

DESERT SUN MINING CORP.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. **16,825,108**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ **No xxx**

Indicate by check mark which financial statement item the registrant has elected to follow: **Item 17 xxx** Item 18 ___

Index to Exhibits on Page 44

SEC 1852 (8-03) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DESERT SUN MINING CORP.
ANNUAL REPORT FISCAL 2002 ENDED 8/31/2002
TABLE OF CONTENTS

INTRODUCTION

Desert Sun Mining Corp. was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada. In this Annual Report, the "Company", "we", "our", and "us", refer to Desert Sun Mining Corp. and its subsidiaries collectively (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, Canada M5H 2M5; our telephone number is 416-861-0341.

BUSINESS OF DESERT SUN MINING CORP.

Desert Sun Mining Corp. (the "Company") is a mineral company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties. The Company's primary property is the Jacobina Mine Property located in the state of Bahia, in northeastern Brazil. The Company completed a formal bankable/economic/legal feasibility study in August 2003.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- No Disclosure Necessary ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data

3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2002/2001/2000 ended August 31st was derived from the financial statements of the Company that have been audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 1999/1998 ended August 31st was derived from the financial statements of the Company that were audited by Staley, Okada, Chandler & Scott, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

```
                              Table No. 3
                         Selected Financial Data
                    (CDN$ in 000, except per share data)
```

	Year Ended 8/31/2002	Year Ended 8/31/2001	Year Ended 8/31/2000	Year Ended 8/31/1999	Year Ended 8/31/1998
CANADIAN GAAP					
Sales Revenue	$0	$0	$0	$0	$0
Loss From Operations	($125)	($39)	($69)	($904)	($312)
Loss for the Period	($125)	($39)	($69)	($904)	($312)
Basic Loss per Share	($0.01)	($0.00)	($0.01)	($0.07)	($0.02)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	15780	13801	13003	13013	12731
Period-end Shares O/S	16825	15536	12992	13013	13004
Working Capital	$1760	($175)	($134)	($286)	($46)
Mineral Properties	$35	$23	$11	0	$650
Long-Term Debt, etc.	0	0	0	0	0
Capital Stock	7133	6938	$6693	$6693	6688
Shareholders' Equity	1796	(145)	(115)	(283)	616
Total Assets	1812	32	31	16	757
US GAAP					
Net Loss	($138)	($51)	($80)		
Loss per Share	($0.01)	($0.00)	($0.01)		
Wtg. Avg. Shares (000)	15234	13255	12456		
Mineral Properties	$0	$0			
Shareholders' Equity	$1784	($177)			
Total Assets	$1800	$19			

(1) Cumulative Net Loss since incorporation through 8/31/2002 under US GAAP
     was ($10,396,412).
(2) a) Under SEC interpretation of US GAAP, all costs related to exploration-
        stage properties are expensed in the period incurred.
     b) Under US GAAP, contingently cancelable common shares are excluded from
        the calculation of weighted average number of shares.

3.A.3.   Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are
expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating
exchange rate to determine the value of the Canadian Dollar against the U.S.
Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of
six most recent fiscal years ended August 31st, the average rates for the period,
and the range of high and low rates for the period. The data for each month
during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New
York City for cable transfers in foreign currencies as certified for customs
purposes by the Federal Reserve Bank of New York. The table sets forth the number
of Canadian Dollars required under that formula to buy one U.S. Dollar. The
average rate means the average of the exchange rates on the last day of each month
during the period.

```
                              Table No. 4
                        U.S. Dollar/Canadian Dollar
═══════════════════════════════════════════════════════════════════════

─────────────────────────────────────────────────────────────────────
                                Average     High     Low    Close
─────────────────────────────────────────────────────────────────────
September 2003                              1.39     1.35    1.35
August 2003                                 1.41     1.38    1.39
July 2003                                   1.41     1.34    1.41
June 2003                                   1.38     1.33    1.36
May 2003                                    1.42     1.34    1.37
April 2003                                  1.48     1.43    1.43
─────────────────────────────────────────────────────────────────────
Fiscal Year Ended 8/31/2003      1.45       1.60     1.33    1.39
Fiscal Year Ended 8/31/2002      1.57       1.61     1.51    1.56
Fiscal Year Ended 8/31/2001      1.53       1.58     1.47    1.55
Fiscal Year Ended 8/31/2000      1.47       1.51     1.44    1.47
Fiscal Year Ended 8/31/1999      1.51       1.56     1.45    1.50
Fiscal Year Ended 8/31/1998      1.45       1.57     1.37    1.57

═══════════════════════════════════════════════════════════════════════
```

3.B. Capitalization and Indebtedness

3.C. Reasons For The Offer And Use Of Proceeds

       --- No Disclosure Necessary ---

3.D. Risk Factors

Company is Incorporated in Canada, Which has Different Laws

The articles/by-laws and the laws of Canada are different from those typical in
the United States. However, the typical rights of investors in Canadian companies
differ only modestly from those in the United States; refer to the relevant
sections which are discussed in Section 9.A.5 and Section 10.B of this Annual
Report.

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the
Company's business, its ability to continue its exploration of potential exploration
projects, and to develop a competitive edge in the marketplace, depends, in large
part, on its ability to attract and maintain qualified key management personnel.
Competition for such personnel is intense and the Company may not be able to attract
and retain such personnel. The Company's growth will depend on the efforts of its
Senior Management, including its President, Stan Bharti, its V.P. of Exploration,
William Pearson, its V.P. of Business Development, Mark Brennan, its V.P. of
Operation, Kurt Menchen, and its CFO, Stephen Woodhead. Loss of these individuals
could have a material adverse effect on the Company. The Company has no key-man
life insurance; however, there are written consulting agreements with the following:
Gerald McCarvill, Stan Bharti, William Pearson, Mark Brennan, Kurt Menchen and
Stephen Woodhead.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders

The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

Dilution Through Employee/Director/Consultant Options

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Stock Market Price and Volume Volatility

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company's ability to raise capital to explore existing or new mineral properties. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Need for Additional Financing

The Company is engaged in the business of exploiting mineral properties. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004. If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties.

History of Losses

The Company has a history of losses: ($125,421), ($38,569), and ($68,822) in Fiscal Year 2002/2001/2000. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the Toronto Stock Exchange, and the price of our common shares ranged from CDN$0.77 (low) to CDN$1.75 (high) during the period from 1/1/2003 to 10/15/2003. The closing price of our shares on 10/22/2003 was CDN$1.75. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of Canada under the *Canada Business Corporations Act.* A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Desert Sun Mining Corp. and its subsidiaries hereinafter also are referred to as the "Company". The Company was incorporated in May 1980. In May 2002, the Company entered into an agreement with William Multi-Tech Inc. and on January 2003, William changed its name to Valencia Ventures Inc. ("Valencia"). The agreement is to earn a 51% interest in Valencia's wholly owned subsidiary, Jacobina Mineracao e Comercio. To earn the 51% interest, the Company is required to spend US$2,000,000 exploring the Jacobina property prior to 12/31/2004. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Company's executive office is located at:
   65 Queen Street, Suite 810, P.O. Box 67
   Toronto, Ontario, Canada M5H 2M5
   Telephone: (416) 861-0341
   Facsimile: (416) 861-8165.
   Website: www.desertsunmining.com
   Email: kgill@desertsunmining.com

The contact person is:
   Kam Gill, Corporate Secretary

The Company's fiscal year ends August 31st.

The Company's common shares trade on the Toronto Stock Exchange in Toronto under the symbol "DSM". The Company's common shares were listed on the Berlin Stock Exchange under trading symbol "DRT", on 6/9/2003.

The Company has an unlimited number of common shares without par value authorized. At 8/31/2003 and 8/31/2002, respectively, there were 32,868,484 and 16,825,108 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

On 5/21/1980, the Company was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd. On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On 3/11/1991, the Company changed its name to Yellow Point Mining Corp. On 8/26/1994, the Company changed its name to Desert Sun Mining Corp. Desert Sun Mining Corp. was continued on 3/20/2003 under the *Canada Business Corporations Act* and is now organized under the laws of Canada.

The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's current voting and equity interest therein:

   DESERT SUN MINING CORP.; Canada
   a. Wholly-Owned Subsidiary; inactive
       Desert Sun de Mexico S.R. L. de C.V; Mexico
   b. Wholly-Owned Subsidiary
       DSM Participacoes Ltd.; Brazil


DESERT SUN MINING CORP.
(British Columbia)
100%
100%
100%
Sun River Gold, Inc.
(Arizona)
(dormant)
Desert Sun de Mexico S.R.L. de C.V. (Mexico)
(dormant)
DSM Participacoes Ltd.
(Brazil)

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Date	Nature of Share Issuance	Number of Shares	Capital Raised
Fiscal 1999	Warrants Exercised	5,000 Common Shares	$1,150
5/18/2000	Private Placement	2,500,000 Special Warrants	$262,500
Fiscal 2002	Options Exercised	789,290 Common Shares	$94,715
5/21/2002	Private Placement	500,000 Units	$100,000
9/02/2002	Private Placement	5,000,000 Special Warrants	$2,000,000
11/30/2002	Options Exercised	114,290 Common Shares	$13,714
1/31/2003	Warrants Exercised	120,000 Common Shares	$60,000
2/28/2003	Private Placement	4,701,065 Units	$4,701,065
7/08/2003	Warrants Exercised	65,000 Common Shares	$18,200
7/09/2003	Warrants Exercised	300,000 Common Shares	$84,000
7/09/2003	Options Exercised	100,000 Common Shares	$40,000
7/09/2003	Options Exercised	650,000 Common Shares	$182,000
7/15/2003	Warrants Exercised	25,000 Common Shares	$7,000
7/15/2003	Options Exercised	37,500 Common Shares	$14,250
7/29/2003	Options Exercised	10,000 Common Shares	$3,800
7/31/2003	Options Exercised	50,000 Common Shares	$19,000
8/21/2003	Warrants Exercised	300,000 Common Shares	$150,000
8/29/2003	Warrants Exercised	25,000 Common Shares	$31,250
7/22/2003	Private Placement	4,545,455 Units	$5,000,000
9/10/2003	Private Placement	8,115,000 Common Shares	$11,198,700

Capital Expenditures

Fiscal 1998:	$353,880	for mineral property exploration
	$3,700	for mineral property acquisition
	$2,260	for security deposit
	$355,320	for investing activities
Fiscal 1999:	$92,080	for mineral property exploration
	$2,315	for security deposit
	$89,765	for investing activities
Fiscal 2000:	$10,685	for mineral property exploration
Fiscal 2001:	$4,204	for mineral property exploration
Fiscal 2002:	$35,836	for mineral property exploration
FY2003-to-5/31/2003:	$1,470,893	for mineral property exploration
	$100,000	for mineral property acquisition
	$22,928	for capital assets
	$1,593,821	for investing activities

4.B. BUSINESS OVERVIEW

Description and Growth of Jacobina Property

In January 2002, the Company entered into a letter of intent with Valencia Ventures Inc. (formerly   William Multi-Tech Inc. and previous to that William Resources Inc.) ("Valencia") whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company. In May 2002 the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in Valencia's wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owns the mineral rights, mines and a 4,000 tonne per day plant. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Company's Jacobina gold property has a known body of commercial grade ore, which until 1998 included a producing mine. In 1998 the mine was shut down due to high production costs and low gold prices.

With increased gold prices and a significantly devalued Brazilian currency, the Company believes that this mine can now be reopened and operated on a profitable basis. Since that time, the Company's management has acquired the necessary financing to undertake an exploration and development program on the property.

To fund acquisition and exploration, the Company has completed several private placements of equity since Fiscal 2002, issuing approximately 24 million common shares and raising approximately $23 million.

In September 2002, the Company commenced Phase I exploration; Phase I comprised 12 holes, totalled 2,247 meters, cost approximately US$500,000, and was completed in early Calendar 2003.

Desert Sun chose the targets for the Phase I drilling on the following basis:

a.   evidence of significant gold mineralization in limited previous drilling and/or garimpos;
b.   targets with potential for higher grade gold mineralization (greater than five grams of gold per tonne) over mineable widths (greater than four metres);
c.   targets with potential for open pittable resources (greater than 1.5 grams of gold per tonne);
d.   targets where wide spaced drilling has the potential to outline substantial extensions to known mineralization or indicate major new zones of mineralization; and
e.   areas where, if sufficient resources can be outlined, future mining either by open pit or underground could be carried out with little difficulty.

Because of the abundance of targets which met these criteria and the limited drill budget available, the holes drilled in Phase I were selected based on their potential to be "impact holes". An impact hole is a target where a positive drill result would indicate significant potential to outline substantive additional mineral resources.

The Phase I exploration program was successful and met its objective of demonstrating the high potential for outlining additional mineral resources at Jacobina. Highlights of the program include:

a.   significant gold values returned in all six major target areas tested;
b.   major extension of João Belo mine mineralized stratigraphy;
c.   major open pit exploration target area identified at Morro do Vento;
d.   indication of substantial areas of potentially bulk-mineable/open-pittable zones in Intermediate Reefs;
e.   an extensive hydrothermal gold mineralization overprint identified over a 100-kilometre strike length; and
f.   greatly increased understanding of geology and controls on mineralization at Jacobina.

The Phase I results, combined with the previous data and drilling at the mines, indicate a continuous mineralized zone up to 10 kilometers long of low grade, potentially open-pittable material within 50-60 meters of surface, which is ideal for bulk open pit mining. Although the current drill program consists of shallow holes of less than 100 meters true depth, past drilling and data from this belt indicates the mineralization extends to a depth of at least 500 meters.

Phase II Exploration Program commenced in March 2003 and included 29-drill holes covering approximately 8,000 meters of NQ diamond drilling, induced polarization (IP) geophysical surveys, and continuation of the regional exploration program. The budget for the program is US$1.5 million. Upon completion, the Company will have earned a 51% interest in the Jacobina property and trigger its option to acquire the remaining 49%.

The first stage in the Phase II program was to delineate an open pittable mineral resource in the Intermediate reefs at Serra do Córrego that could be incorporated into the feasibility study as a starter pit for the existing mill in order to expedite production. Subsequent drilling focused on testing more extensive potential open pittable targets in the same stratigraphy at Morro do Vento and Joao Belo Sul.

The first three holes were drilled into the Morro do Vento target zone, located 1.5 kilometers south of the existing Jacobina processing plant. These first holes focused on the Intermediate reef package. This stratigraphic package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 meters in width and extends along strike for two kilometers. The results of the Company's induced polarization geophysical survey at Morro do Vento indicate that the mineralized horizon likely extends over 400 meters down dip into the valley.

The Company is awaiting final results of the rest of the Phase II program, which is ongoing.

In August 2003, the Company's Feasibility Study Report on the Jacobina Mine Project was completed by SNC-Lavalin Engineers & Constructors (SNC).

Development Approach. The Company's current plans, which are the subject of this Feasibility Study, comprise the expansion, refurbishment and re-commissioning of the existing plant to process 4,200 ton/day or 1,512,000 ton/year, with mill feed being sourced from the Joao Belo, Basal Reef (Itapicuru) and Serra do Córrego mining areas. Joao Belo and Basal Reef were previously mined whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program.

The Feasibility Study contemplates dewatering and further development of the past-producing Joao Belo Mine to produce 3,000 ton/day; development and dewatering of the Basal Reef deposit for mining at a rate of 800 ton/day; and development and mining of the recently defined Serra do Córrego deposit that is located approximately 2.5 kilometers from the plant with production to be 400 ton/day.

Mineral Resources. The Feasibility Study considered the total measured and indicated mineral resources of 14,802,000 tonnes at 2.86 gram gold/ton containing 1,362,300 ounces of gold.

Mineral Reserves. The Feasibility Study estimated the proven and probable mineral reserves based on a cut-off grade of 1.3 gram gold/ton to be 10,746,000 tonnes at 2.20 gram gold/ton containing 758,600 ounces of gold.

<u>Mining and Processing</u>. The Feasibility Study concluded that the nominal target of 4,200 ton/day is attainable given the number, size of the deposits, mine layout and the time allowed for pre-production development. Mining will be by sub-level open stoping methods. Productivity rates have been generated from first principles. It was estimated that approximately 8,860 meters of development advance would be required prior to production re-commencing. The average grade of ore delivered to the mill over the life of the mine has been estimated to be 2.20 gram/ton at a sustained rate of 1.512 Mt following pre-production development. The currently defined mineral reserves permit a seven-year mine life.

All three mines will operate on a trackless system with truck haulage to the new crushing facility to be built adjacent the existing processing plant eliminating the previous underground crushing as well as a complicated material handling system both at the plant and mines.

The Feasibility Study anticipated a design criteria and mass balances of the process plant for a throughput of 190 t/h to meet planned production requirements. As a result of metallurgical tests on drill core from Serra do Córrego, the Feasibility Study concluded that a leach time of 24 hours will increase the recovery rate to 96.5% as compared to the historic rate of 92.3%.

Major improvements to the plant which will employ a conventional carbon-in-pulp recovery circuit include:

a.   Additional leach tanks will be added and the leach time increased from 16 hours to 24 hours;
b.   Modern instrumentation and automation will be implemented for better process control; and
c.   New tailings pumping system to be added to handle increased throughput.

<u>Environmental</u>. Although SNC comments that an environmental impact assessment (EIA) is not specifically required by Brazilian regulation to restart a previous operating mining project, the Company commissioned a review of the environmental regulatory framework, a compilation of historic environmental data, a review of the proposed design for the Jacobina restart, the providing of a preliminary assessment of potential impacts and solicited suggested measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards. The Feasibility Study has concluded that:

a.   Risk of significant environmental contamination from effluent discharges and emissions is low;
b.   Risk of TMF failure or environmental contamination is low;
c.   Environmental permitting and approvals can be obtained in a timely manner;
d.   Risk of contamination following closure is low.

<u>Economics</u>   The capital cost is estimated by the Feasibility Study to be US$33,857,000 million, excluding sustaining capital and mine closure costs. Net of revenue from pre-production, the capital cost is $30,668,000. The average operating cost has been estimated to be US$12.89/ton milled over the duration of the seven-year project. The Company commissioned a preliminary study to examine the economics associated with the extension of the life of the mine by an additional eleven years. Management was encouraged by the results of the study.

<u>Implementation</u>   Major milestones for the re-development plan for the Jacobina mine are summarized below:

a. Approval to proceed with engineering: October 2003
b. Commence Joao Belo mine dewatering: January 2004
c. Commence pre-production mine development: March 2004
d. Commence process procurement activity: December 2004
e. Commence pre-start milling: September 2004
f. Commence commissioning for full production: November 2004
g. Milling at full production: January 2005

Historical Evolution of the Company: Fiscal 1999-Fiscal 2003

The Company actively examined exploration opportunities during Fiscal 1999, whereafter the Company negotiated a letter of intent dated 5/30/2000 whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Alter Mining Agency, Sonora, Mexico. Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since 6/30/1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures. The Company could earn a further 20% interest by preparing a positive feasibility report on the project. Upon the interest of the Company being determined under the earn-in, the parties would form a joint venture for the further development and operation of the project.

During Fiscal 2000, the Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project. The Company also completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL. The Company terminated its involvement in the Tubutama Borate Project in Fiscal 2002 following receipt of notice that it was in default under the agreement governing such project and incurred a one-time, non-cash, write-off of costs totaling $23,249.

During Fiscal 2001, the Company performed no fieldwork and thus incurred limited expenditures.

In January 2002, the Company entered into a letter of intent to acquire the Jacobina gold property in Brazil. In May 2002 the Company entered into a revised agreement whereby the Company was granted the option to earn a 51% interest in Valencias wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owns the Jacobina gold property. In September 2002, the Company entered into an option agreement to acquire the remaining 49% interest in the Jacobina gold property.

The Company is involved in a business that depends, for the most part, on the price of gold bullion, which affects the economics of the Company's properties and can have an impact of the Company's ability to raise capital through equity and/or debt financing. The price of gold bullion began trading above US$300 per ounce and hit US$380 (in February 2003) for the first time since late 1996. It is beyond the Company's control to predict this trend in the future.

The Company's primary objective is to explore and, if warranted, to develop existing properties. Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof. Identification of a commercial grade ore body and the ability of the Company to realize the costs it has incurred on a property is dependent upon the Company being able to identify the ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or be able to realize the costs incurred on a subsequent disposition of the property.

Plan Of Operations

Source of Funds for Fiscal 2003/2004

The Company's primary source of funds since incorporation has been through the issuance of common shares and Special Warrants. Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Jacobina project resumes production. During the Nine Months Ended 5/31/2003: the Company issued 114,290 common shares for gross proceeds of $13,714 from the exercise of stock options; 120,000 common shares for gross proceeds of $60,000 from the conversion of 120,000 warrants, where one whole warrants was exercisable into common shares at $0.50 per share until 8/28/2004;

the Company completed a private placement of 4.7 million common shares and an attached one-half warrant for gross proceeds of $4.7 million; and 5,000,000 common shares were issued from the conversion of 5 million special warrants issued in earlier periods.

The Company had a working capital balance of $1,760,482 at 8/31/2002 and $3,603,024 at 5/31/2003. The Company had $1,735,139 in cash and cash equivalents at 8/31/2002 and $3,565,282 at 5/31/2003. Since 5/31/2003, the Company has raised $16 million in additional equity offerings. The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 9/23/2003 were preliminary.

<u>Use of Funds for Fiscal 2003/2004</u>

During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $2 million and $2.5 million on general/administrative expenses. During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $2.4 million and $9.7 million on property acquisition/exploration expenses. These estimates are contingent upon many factors, including the whether the Company is successful in acquiring the remaining 49% interest in the Jacobina property.

<u>Anticipated Changes to Facilities/Employees</u>

The Company anticipates it will earn its initial 51% interest in the Jacobina property in late 2003 or early 2004 upon the completion of the phase II exploration program. The Company will continue to focus its efforts on the exploration of the Jacobina property. The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 5/31/2003, 8/31/2002 and 8/31/2001:

* $1,606,729, $35,836, and $nil of the assets were located in Brazil;
* $nil, $nil, and $23,249 of the assets were located in Mexico; and
* the remainder were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from Brazilian governmental authorities as opposed to various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated by registration of our Memorandum and Articles under the *Company Act* (British Columbia) on 5/21/1980 under the name "Fredonia Oil & Gas Ltd." On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a 1-for-4 basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value. On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On 3/11/1991, the Company changed its name to Yellow Point Mining Corp., consolidated its common shares on a 1-for-6 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On 8/26/1994, the Company changed its name to Desert Sun Mining Corp., consolidated its common shares on a 1-for-5 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On 5/9/1996, the Company subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into 2 shares and altered it authorized capital to consist of 50,000,000 common shares without par value. On 5/19/2000, Desert Sun reduced its authorized share capital to 49,978,344 common shares without par value. During the first quarter of the 2003 financial year, Desert Sun adjusted the number of common shares outstanding, decreasing such number by 66. On 3/20/2003, the Company filed Articles of Continuance pursuant to section 187 of the *Canada Business Corporation's Act* ("CBCA") to continue the company from British Columbia under the provisions of the CBCA. Also on 3/20/2003, Desert Sun amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value.

The Company has two wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); and DSM Participacoes Ltd., incorporated in Brazil.

4.D. Property, Plant and Equipment

The Company's executive offices are located in shared, rented premises of approximately 2,031 sq. ft. at 65 Queen Street West, Suite 810, Toronto, Ontario, Canada M5H 2M5. The Company began occupying these facilities in 7/1/2002. Monthly rent is $6,979.

Jacobina Property

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340km northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.

Acquisition Details

On 1/8/2002, the Company entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company. On 5/1/2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in Valencia's wholly owned subsidiary, Jacobina Mineracao e Comercia S.A.("JMC"), which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil. The total land position involved was approximately 64 kilometers long and two to four kilometers wide. To earn the 51% interest in JMC, the Company was required to spend US$2,000,000. In the event that the Company failed to spend the US$2,000,000 on the property, its earned interest would be calculated and based on the following guidelines:

    Less than US$500,000: 0%
    Between US$500,000 and US$2,000,000: the Company's interest will be prorated
    from 10% to 51%, based on funds spent.

After the interest in JMC has been earned, the Company would have the option of putting the property back into production and/or conducting further exploration, which would be funded on a 51/49 Joint Venture basis by the Company and Valencia. The Company would be the operator. Valencia would have the right to dilute its interest to a 20% carried net profits interest if the Company can finance the project and Valencia decides not to match its contribution. The Company agreed to pay Valencia Ventures Inc. a non-refundable deposit of $20,000 upon the closing of this transaction.

On 8/1/2002, the Company entered into an agreement with Rockwater Capital Corporation (TSX:RCC) whereby an outstanding 1.7% Net Smelter Return royalty covering the entire Bahia Gold Belt, which hosts the Jacobina mine, has been cancelled. The Company paid $200,000 to buy back this royalty; the purchase price will be allocated towards the Company's earn-in on the property.

On 9/20/2002, the Company entered into a Memorandum of Understanding, whereby the Company can acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the Memorandum of Understanding and a further $5 million in cash or shares within 90 days of earning the initial 51% interest; of which up to $2,500,000 can be satisfied, at the option of Valencia, in equivalent value of shares in the Company.

Property Description

The property is comprised of 5,996.32 hectares of mining concessions, 63,734.19 hectares of granted exploration concessions and 33,722.39 hectares of filed exploration claims. The Jacobina property forms a contiguous elongated rectangle extending 120 kilometers in a north-south direction, and varying from 2.5-4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.

Location and Access

Salvador, located 340km southeast from the property, is a key commercial center in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the capital. Access to the property from Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained gravel road from the town to the mine site. Travel times are typically 4-5 hours, from the mine to Salvador and less than 30 minutes from the mine to Jacobina.

The town was founded in 1722 and is a regional agricultural center with a reported population varying between 52,000 and 95,000, depending on the source of data. It provides all the accommodation, shopping and social amenities necessary for the mine's labor force. Electrical, telephone and Internet service is available in Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Average annual precipitation is 84cm with the May-October periods being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26 degrees Celsius and nightly lows of 17 degrees Celsius. February is the warmest month with average daily highs of 32 degrees Celsius and nightly lows of 20 degrees Celsius.

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due to resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Corrego Formation from which they are formed and which have been thrust faulted to surface at this location. The mountains have resulted in a local microclimate of highly variable but somewhat greater rainfall amounts than the surrounding region.

Previous Work

The Serra do Jacobina Mountains have been mined for gold since the late 17th century. Numerous old workings from artisan miners can be seen along a 15km strike length, following the ridges of the mountain chain. The old working activity, on a small scale, has taken place sporadically up to the present day mining mostly weathered ore.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological study and exploration carried out by Anglo American. This work, which was carried out from 1973-1978, provided for the basis for a feasibility study in 1979-80. The feasibility study recommended that a mine be developed at Itapicuru with an initial plant capacity of 20,000 tonnes per month ("t/m") capacity. Development of the Itapicuru mine to access the Main Reef commenced in October 1980. The processing plant was commissioned in November 1982. In 1983, the first full year of production, production was 242,550t with a recovered grade of 4.88g/t Au yielding 38,055 ounces of gold.

From 1983-1998 JMC processed 6.8 million tonnes of ore at a recovered grade of 2.76 g/t Au to produce over 600,000 ounces of gold. The bulk of production came from the Itapicuru and Joao Belo areas. Joao Belo production during 1989-1993 was predominantly from open pit reserves whereas Itapicuru and post 1993 Joao Belo production has been from underground.

Figure No. 1
Jacobina Property
Location Map

The Jacobina property forms a contiguous elongated rectangle extending 120 kilometers in a north south direction, and varying from 2.5 to 4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north south axis.


JACOBINA LOCATION MAP
PERNAMBUCO
BAHIA
Alagoas
Maceió
Sergipe
Aracajú
JMC Mine Property
Jacobina
Feira de Santana
Salvador
ATLANTIC OCEAN
N
0
200
km
ATLANTIC OCEAN
PACIFIC OCEAN
BRAZIL
DESERT SUN MINING CORP.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2002, 8/31/2001, and 8/31/2000 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2002, the Company entered into an agreement with Valencia Ventures Inc. in terms of which it is currently spending US$2 million to earn an initial 51% interest and the operator-ship of the Jacobina Mine Property. The Company has also entered into an option agreement with Valencia that gives the Company the right to acquire the remaining 49% of the Jacobina Mine Property, in exchange for a payment of $5 million in cash and/or stock within 90 days of completing the US$2 million expenditure to secure the initial 51% interest.

With the price of precious metals rising since November 2001, management has accelerated its activities regarding the Jacobina Mine Property. Management instructed SNC-Lavalin, Dynatec Corporation and Micon International to expand the scope of a pre-feasibility study at the Company's Jacobina mine to a feasibility study. Completion of the feasibility study in August 2003, has meant that the Company is in a position to make a production decision and to start mine re-development and construction by early next year.

Results of Operations

Fiscal 2002 Ended 8/31/2002 vs. Fiscal 2001/Fiscal 2000

The Company was relatively inactive during Fiscal 2002/2001/2000 until May 2002 when the Company signed its first Jacobina Mine Property option agreement. There was no operating revenue during these periods. Expenses were $225,620, $66,587, and $85,227, for Fiscal 2002/2001/2000, respectively. The increase in expenses occurred primarily in the fourth quarter as the Company's activities and management were reconstructed, and the Jacobina property option acquired.

For the year ended 8/31/2002, the Company invested $35,836 in mineral properties, all of it relating to the Jacobina property. The Company write-off its investment in mineral properties relating to the Tubutama Borate project in Mexico, incurring a non-cash charge of $23,249 during the year.

Net (Loss) was ($125,421), ($38,569), and ($68,822) for Fiscal 2002/2001/2000, respectively. Net Loss per Share was ($0.01), ($0.00), and ($0.01) for the Fiscal 2002/2001/2000, respectively.

Liquidity and Capital Resources

During Fiscal 2002, 789,290 stock options were exercised, raising $94,715.

In May 2002, the Company completed a private placement of 500,000 units at $0.20 per unit, each unit consisted of one common share and a warrant entitling the holder to acquire an additional share at $0.25 until 4/17/2003 and at $0.28 until 4/17/2004.

In August 2002, the Company issued five million Special Warrants through private placement for gross proceeds of $2,000,000. Each Special Warrant was convertible, for no additional consideration, into one common share of the Company and $0.60 of a non-transferable common share purchase warrant which entitled the holder of each full purchase warrant to acquire one additional common share of the Company of $0.50 prior to 8/3/2004. In September 2002, the Special Warrants were converted to common shares.

In September 2002, 120,000 warrants were exercised, raising $60,000.

In November 2002, 114,290 stock options were exercised, raising $13,714.

In February 2003, the Company completed a private placement of 4,701,065 units at $1.00 per unit, raising $4.7 million; each unit consisted of one common share and half a warrant, with one full warrant can be exercised at $1.25 per share until 8/28/2004.

In July 2003, the Company raised $368,250 from the exercise of stock options and share purchase warrants.

In July 2003, the Company completed a private placement of 4,545,455 units at $1.10 per unit, raising approximately $5 million.

In August 2003, the Company raised $150,000 from the exercise of share purchase warrants.

In September 2003, the Company completed a private placement of 8,115,000 common shares at $1.38 per share, raising approximately $11.2 million.

Management believes it has sufficient capital to fund planned operations during Fiscal 2004.

Fiscal 2002 Ended 8/31/2002 and Fiscal 2001

The Company had working capital of $1,760,482 on 8/31/2002.

The Company had working capital of ($175,096) on 8/31/2001.

The Company had working capital of ($133,922) on 8/31/2000.

Cash Used by Fiscal 2002 Operating Activities totaled ($296,208) including the ($125,421) Net Loss; significant adjustments included ($100,199) in debt forgiveness related to old liabilities from prior business for which no claim was being made, $23,249 write-off of mineral property, and ($100,233) in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was ($35,836) on the Jacobina Mine Property. Cash Provided by Fiscal 2002 Financing Activities was $2,067,190, primarily from the issuance of 5,000,000 Special Warrants.

Cash Used by Fiscal 2001 Operating Activities totaled ($4,967) including the ($38,569) Net Loss; significant adjustments included ($28,018) in debt forgiveness related to old liabilities from prior business for which no claim was being made and $60,021 in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was ($4,204). Cash Provided by Fiscal 2001 Financing Activities was $nil.

As the Company had not begun production on any of its properties, the Company does not have any cash flow from operations. The Company receives cash for use in operations from issuing common shares and sales of selected assets

5.E. Off-Balance Sheet Arrangements.
5.F. Tabular disclosure of contractual obligations.

        --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
August 31, 2003

Name	Position	Age	Date of First Election or Appointment
Stan Bharti (2)	President/Director	51	February 2002
Peter Bojtos (1)	Director	54	June 2002
Mark Brennan (3)	VP of Business Development	40	August 2002
Kam Gill (4)	Corporate Secretary	34	July 2002
Kurt Menchen (5)	VP of Operations	53	February 2003
Gerald P. McCarvill (1) (6)	Chairman/Director	57	July 2002
Nancy McInerney-Lancombe (1)	Director	50	July 2003
Dr. William Pearson (7)	VP of Exploration/Director	51	June 2002
Kenneth Taylor (1)	Director	69	September 2002
Stephen Woodhead (8)	Chief Financial Officer	37	May 2003

(1) Member of Audit Committee.
(2) He spends about 70% of his time on the affairs of the Company.
(3) He spends about 50% of his time on the affairs of the Company.
(4) He spends about 75% of his time on the affairs of the Company.
(5) He spends about 100% of his time on the affairs of the Company.
(6) He spends about 60% of his time on the affairs of the Company.
(7) He spends about 80% of his time on the affairs of the Company.
(8) He spends about 50% of his time on the affairs of the Company.

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976. Over the last 25 years, Mr. Bharti has worked in increasingly senior positions in the mining industry with Anglo American in Zambia, Outokumpu Oy in Finland and Falconbridge in Sudbury, Ontario. Mr. Bharti was the co-founder of one of the largest consulting and contracting firms in Canada (BLM Service Group of Companies). In 1994, Mr. Bharti took over William Resources, a junior company with a market capitalization of about $8 million and developed it into an intermediate gold producer listed on the TSX and part of the TSE 300 Index within 2 years with an adjusted market cap of over $400 million. With the down turn in gold prices, Mr. Bharti successfully restructured the firm before joining Desert Sun Mining as President in 2002. Mr. Bharti is the author of several publications and was appointed in 1986 by the Ontario Government to the Stephenson Commission, designated to examine safety in mines. He is member of the Professional Engineers of Ontario and is a Chartered Engineer in the European Union. He is on the Board of several public companies and is a recognized technical and financial consultant. Mr. Bharti is involved with the following public companies: Valencia Ventures Inc. from June 1994 to present and Admiral Bay Resource Inc. from January 2003 to present.

Peter Bojtos, Director of the Company, graduated from the University of Leicester, England following which he worked at mines in West Africa, the United States and Canada. For the past 6 years Mr. Bojtos had been an independent director of several mining and exploration companies including Valencia Ventures Inc. Sahelian Goldfields Inc., ECU Silver Mining Inc., Brimin Goldfields Inc., Queenstate Resources Ltd. Vaaldiam Resources ltd. and Asian Mineral Resources Ltd. Over his career he had visited and evaluated properties in 80 countries and had been involved with operations in 30 of them. He had carried out 17 significant corporate acquisitions, mergers or sales that involved 24 mines and he was the regional exploration manager at Kerr Addison at the time of the staking and subsequent discovery of what eventually became Inmet's Troilus gold-copper mine in Quebec. Mr. Bojtos had participated in the development, building or re-opening of 19 mines and had a hand in the operation of 24 producing mines. Mr. Bojtos is involved with the following public companies: Vaaldiam Resources Ltd. from April 1994 to present, Fischer-Watt Gold Inc. from April 1996 to present, Link Mineral Ventures Ltd. from May 1996 to present, Sabelian Goldfields Inc. from September 1996 to present, Birim Goldfields Inc. from January 2000 to present, Asian Mineral Resources Ltd. from April 2000 to present, Queenstake Resources Ltd. from June 2000 to present, LMX Resources Ltd from February 2002 to present, Kalimantan Gold Corporation Limited from June 2002 to present, Gossan Resources Limited from July 2002 to present, Tournigan Gold Corp. from September 2002 to present, and GMD Resource Corp. from January 2003 to present.

Mark Brennan, Vice-President of Business Development of the Company, has been an active participant in the investment community in North America and Europe for over 15 years. Mr. Brennan has extensive experience in the areas of Institutional Sales, Trading, Corporate Finance, Corporate Advisory and marketing services. Previously, Mr. Brennan was a financial Investor Relations consultant to a number of private and publicly traded companies in the entertainment, technology and biotechnology segments and held Institutional Sales positions at First Marathon UK Ltd. and Richardson Greenshields. Mr. Brennan holds a Bachelor of Arts (Economics) degree from the University of King's College. Mr. Brennan is involved with the following public companies: GT Data from September 2002 to present and Vision SCMS Inc. from March 2002 to present.

Kam Gill, Corporate Secretary of the Company, has over 14 years experience in the financial and mining industries. Ms. Gill has previously served as a director and an officer of two TSX Venture Exchange listed companies.

Kurt Menchen, Vice-President of Operations of the Company, is a mining engineer with over 25 years experience in the development and operations of gold and diamond mines. He graduated in 1975 from Federal University of Rio Grande do Sul in Brazil and helped explore and develop the Jacobina Prospect for Anglo American in 1976 – 1977. In 1978 and 1979, he was seconded to Anglo's diamond operations in Angola where he acted as Mine Superintendent and Planning Officer. Mr. Menchen returned to Brazil in 1980 to join the Anglo American team as General Manager to open up the Jacobina Mine, initially as a 25000 TPM operation. He participated in the expansion to 75000 TPM of the plant and mine (both underground and open pit). In 1995 he left Anglo to pursue other business interests in Brazil. In 1998, he joined William Resources (now Valencia Ventures Inc.) as Mine Manager on the same property and later in 1998 acted as General Manager until the mine closed, at which time he supervised the mine closure as well as the ongoing care and maintenance. In July 2001, he joined DSM as Exploration Manager in Brazil.

Gerald P. McCarvill, Chairman and Director of the Company, has had a distinguished career that includes the founding of several successful Toronto Stock Exchange listed companies in the mining, oil & gas and financial sectors. As well, Mr. McCarvill was a partner at Wood Gundy Inc. and served on the executive committee. He was also the founder of Hyperior Financial, a successful mutual fund company that was sold to CIBC. More recently, Mr. McCarvill was CEO of McCarvill Corporation, a diversified financial services company and previously was CEO of Repadre Capital Corporation, a mining royalty company. He also is a director of RTO Enterprises Inc, since June 1997, a company involved in renting, with or without an option to purchase, brand name home entertainment products, appliances and household furniture across Canada and publicly-traded on the TSX Venture Exchange.

Nancy McInerney-Lacombe, Director of the Company, has more than 30 years of domestic and international experience in the financial sector. Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world. Ms McInerney-Lacombe's previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago. As a result of her background and experience, particularly on the regulatory side, Ms. McInerney-Lacombe brings a strong shareholder orientation to the role as well as strong financial management skills. In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

Dr. William Pearson, Vice-President of Exploration and Director of the Company, is an Economic Geologist with over 29 years experience in the national and international mining industry. He received a B.Sc. in Geology Honors in 1974 from UBC and M.Sc. and Ph.D. Degrees in 1977 and 1980 respectively, from Queen's University. Dr. Pearson has been involved in all phases of exploration from grass roots through to advanced exploration and mine development for precious metals, base metals and industrial minerals in a wide variety of geological environments. Over his career he has been a consultant to, an officer of, and a director of a number of junior mining companies and had authored numerous technical reports for financings, due diligence reviews, acquisitions and pre-feasibility and feasibility studies. Projects have been completed across Canada and in thirteen countries in South America, Europe, Australia and Africa.

Kenneth Taylor, Director of the Company, has had a career with the Canadian Government. He holds a number of directorships of Canadian companies and was recently appointed a Director of Hydro One, Ontario's premiere power facility. An Officer of the Order of Canada, Mr. Taylor also received The United States Congressional Gold Medal. He has been a director of Rockwater Capital Corp. since 2002, a company involved in financial services of investment companies and funds, Devine Entertainment Corp. since 1994, a company involved in film production, Taylor Gas Liquids Fund since 1996, a company involved in the production of natural gas liquids, all publicly-traded on the Toronto Stock Exchange. Mr. Taylor is involved in with the following public companies: Rockwater Capital 2002 to present, Security Biometrics Inc. 2002 to present, Taylor Gas Liquids Fund 1996 to present, Devine Entertainment 1994 to present.

Stephen Woodhead, Chief Financial Officer of the Company, is a senior financial executive with over a decade of experience in the natural resource and public finance sectors. He holds a Bachelor of Commerce from the University of Cape Town, South Africa and is a member of the South African Institute of Chartered Accountants. Previously, he worked for the Department of Finance in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange. Mr. Woodhead relocated from Cape Town to Toronto in 1997 to establish and manage the Canadian corporate headquarters of their public (Toronto Stock Exchange) exploration subsidiary, Trans Hex International Ltd. He is presently the Chief Financial Officer and Corporate Secretary for Tsodilo Resources Limited (formerly Trans Hex International), an international diamond exploration company since June 2002 and Chief Financial Officer and director for Admiral Bay Resources Inc. since May 2003.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Stan Bharti was a director of Galaxy Online, Inc. from December 1999 to August 2001, a Toronto Venture Exchange listed public company. In his capacity as director, he was served with three separate lawsuits in Indiana: #1 = served on 4/9/2003 in the Adams Superior Court by three claimants in Indiana seeking damages of $340,000 collectively; #2 = served on 3/26/2003 in the Hamilton Circuit Court by Charles D. Reed seeking damages of $1,200,000; and #3 = served on 3/31/2003 in the Hendricks Circuit Court by Paul A. Reinken seeking damages of $1,200,000). The lawsuits claim that Galaxy Online, Inc. violated Indiana securities laws when Galaxy purchased companies from the plaintiffs and paid them with common shares. Mr. Bharti believes that he has done nothing wrong to justify these lawsuits.

There are no family relationships between any two or more Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.   Compensation

Written Consulting Agreements:

Stan Bharti, Mark Brennan, Kurt Menchen, Gerald McCarvill, William Pearson, and Stephen Woodhead are compensated pursuant to written agreements. Refer to Exhibits for additional details.

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 8/31/2002 was $20,000, paid to Stan Bharti, President; also, 650,000 stock options were granted to Mr. Bharti during Fiscal 2002. In addition, Thomas Tough, President until 2/28/2002, exercised 64,290 stock options, with a net market value of $7,115.

Director Compensation.   The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.   Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.   The Company may grant stock options to Directors, Senior Management and employees. 2,162,664 stock options were granted or exercised during Fiscal 2002. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office.

   Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.

--- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Peter Bojtos, Nancy McInerney-Lacombe, and Kenneth Taylor. The Audit Committee met once times during Fiscal 2003 and did not meet during Fiscal 2002.

Effective 7/2/2003, the Company created three additional committees: Corporate Governance Committee; Nominating Committee; and Compensation Committee. The members of the corporate governance committee are Peter Bojtos, Nancy McInerney-Lacombe, and Kenneth Taylor. The members of the nominating committee are Gerald McCarvill, Peter Bojtos and Kenneth Taylor. The members of the compensation committee are Kenneth Taylor, Gerald McCarvill and Nancy McInerney-Lacombe. A committee of independent persons advises the board of Desert Sun; the members of the advisory committee are William Clarke, Richard Garnett, Charles Thorman, and David Williamson.

6.D. Employees

As of 8/31/2003, the Company had zero employees only independent contractors; including the Senior Management.

6.E. Share Ownership

Table No. 7 lists, as of 8/31/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on The Prudent Bear Fund, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities. Refer to Table No. 8 for additional information.

Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	The Prudent Bear Fund (1)	3,850,000	11.3%
Common	Stan Bharti (2)	2,106,666	6.3%
Common	Gerald McCarvill (3)	1,534,333	4.6%
Common	Peter Bojtos (4)	296,666	0.9%
Common	William Pearson (5)	273,333	0.8%
Common	Kurt Menchen (6)	173,333	0.5%
Common	Nancy McInerney-Lacombe (7)	100,000	0.3%
Common	Stephen Woodhead (7)	100,000	0.3%
Common	Kam Gill (8)	93,333	0.3%
Common	Kenneth Taylor (9)	43,333	0.1%
Common	Mark Brennan (10)	21,000	<0.1%
Total Directors/Management/5% Holders		**8,491,997**	**25.5%**

  (1)   1,350,000 represent share purchase warrants.
  (2)   700,000 controlled by Mr. Bharti's family.
        346,666 represent currently exercisable stock options.
        300,000 represent currently exercisable warrants.
  (3)   623,333 represent currently exercisable stock options.
        125,000 represent currently exercisable warrants.
  (4)   186,666 represent currently exercisable stock options.
  (5)   273,333 represent currently exercisable stock options.
  (6)   173,333 represent currently exercisable stock options.
  (7)   100,000 represent currently exercisable stock options.
  (8)   83,333 represent currently exercisable stock options.
  (9)   43,333 represent currently exercisable stock options.
(10)   21,000 shares held indirectly by Linear Capital Corporation.

Based on 32,868,484 shares outstanding as of 8/31/2003.

Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on 2/12/2003.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to service providers for the Company. The term "service providers" means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms "insider", "Controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee thereof, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 4,000,000. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company's shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in Toronto Stock Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over twelve months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00. In the event that the shares are listed on the Toronto Stock Exchange, the price may be the market price less any discounts from the market price allowed by the Toronto Stock Exchange, subject to a minimum price of $0.10.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 8/31/2003, as well as the number of options granted to Directors and independent contractors.

Table No. 8
Stock Options Outstanding

Name	Number of Common Shares	CDN$ Exer. Price	Grant Date	Expir'n Date
Gerry McCarvill	450,000	$0.38	7/11/2002	7/11/2007
	173,333	$1.00	2/04/2003	2/04/2008
Mark Brennan	132,000	$0.40	8/16/2002	2/04/2007
	132,000	$0.60	8/16/2002	2/04/2007
	132,000	$0.80	8/16/2002	2/04/2007
Stan Bharti	346,666	$1.00	2/04/2003	2/04/2008
William Pearson	100,000	$0.38	7/11/2002	7/11/2007
	173,333	$1.00	2/04/2003	2/04/2008
Peter Bojtos	100,000	$0.38	7/11/2002	7/11/2007
	86,666	$1.00	2/04/2003	2/04/2008
Kurt Menchen	173,333	$1.00	2/04/2003	2/04/2008
Nancy E. McInernery	100,000	$1.00	7/02/2003	7/02/2008
Stephen Woodhead	100,000	$1.00	4/23/2003	4/23/2008
Kam Gill	40,000	$0.38	7/11/2002	7/11/2007
	43,333	$1.00	2/04/2003	2/04/2008
Kenneth Taylor	43,333	$1.00	2/04/2003	2/04/2008
Total Officers/Directors	2,325,997			
Total Other	707,500			
Total	3,033,497			

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E, and Table No. 7 and Table No.8.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders. Table No. 7 reflects the major shareholders' direct/indirect holdings of common shares at 8/31/2003. All three of the current 5% or greater shareholders acquired their holdings during Calendar 2002 or later.

7.A.1.c. Different Voting Rights.

The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On 8/31/2003, the Company's shareholders' list showed 32,868,484 common shares outstanding and 478 registered shareholders. 123 registered shareholders were resident in Canada holding 28,460,501 common shares; 351 registered shareholders were resident in the United States holding 4,327,966 common shares; and four registered shareholders were resident in three other countries holding 80,017 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B. Related Party Transactions

Shared Office

Desert Sun Mining Corp. rents its offices under its own name and shares the facilities with other private and public companies: Forbes & Manhattan, Inc., Valencia Ventures Inc., Crowflight Minerals Inc., and Admiral Bay Resources Inc.

Indirect Payments to Stan Bharti, President/Director

Pursuant to an administrative services agreement, effective June 2002, entered into between the Company and Forbes and Manhattan Inc. ("FMI"), a corporation controlled by Mr. Stan Bharti, fees in the amount of $22,500 were paid during the Fiscal 2002, in respect of office and other administrative services performed by FMI for the Company.

Indirect Payments to Former Officers/Directors

At 8/31/2001, the Company owed Thomas Tough, its President until February 2002, and a private company that he controls $50,457 (2000 - $21,288) for management fees, expense reimbursements and loans made to the Company. The former President was paid or credited with $18,000 in management fees in Fiscal 2001 and $15,000 in Fiscal 2000.

At 8/31/2001, the Company owed a public company related by a common director (BPI Industries Inc.) Nil (2000 - $23,870) for rent and other expense reimbursements. During Fiscal 2001, the Company reached a settlement with this public company whereby the other company agreed to forgive $26,018 in debt owing to it by the Company for rent and other expenses, in consideration for the Company agreeing to not pursue certain other amounts owed to it by the related public company. The Company had written these other advances off in a previous fiscal year, and accordingly recognized a gain on debt forgiveness of $26,018 in the Fiscal 2001 in connection with this balance.

At 8/31/2001, the Company owed Lucky Janda (a former director) and a private company that he controls $11,627 (2000 - $11,679) for loans and expense reimbursements.

<u>7.C. Interests of Experts and Counsel</u>

     --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

<u>8.A. Consolidated Statements and Other Financial Information</u>

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the financial statements.

<u>Audited Financial Statements:</u>

   Fiscal 2002/2001/2000 Ended August 31st

<u>8.A.7. Legal/Arbitration Proceedings</u>

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

<u>8.B. Significant Changes</u>
No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

<u>9.A. Common Share Trading Information</u>

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "DSM". The initial public offering was effective on the TSX Venture Exchange in 8/26/1994 under a former name, "Fredonia Oil & Gas Ltd.", where it traded until 7/23/2003. As of 6/9/2003, the Company's common shares were listed on the Berlin Stock Exchange; the trading symbol for the common shares is DRT; trading activity has been limited with the closing price on 9/23/2003 equal to euro$1.00.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange (TSX Venture Exchange prior to 7/23/2003 and the Canadian Venture Exchange prior to 8/2/2002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last six fiscal years.

```
                             Table No. 9
                        Toronto Stock Exchange
                     Common Shares Trading Activity
```

Period Ended	Volume	High	Canadian Low	- Sales - Dollars Closing
Monthly				
9/30/2003	5,406,200	$1.79	$1.46	$1.56
8/31/2003	2,830,200	$1.64	$1.25	$1.64
7/31/2003	5,042,500	$1.37	$0.98	$1.34
6/30/2003	1,832,884	$0.98	$0.83	$0.94
5/31/2003	1,805,429	$0.93	$0.79	$0.82
4/30/2003	1,216,538	$0.94	$0.78	$0.88
3/31/2003	1,305,880	$0.97	$0.77	$0.94
Quarterly				
8/31/2003	9,705,584	$1.64	$0.83	$1.64
5/31/2003	4,327,847	$0.97	$0.77	$0.82
2/28/2003	14,185,566	$1.14	$0.48	$0.91
11/30/2002	5,182,620	$0.61	$0.37	$0.54
8/31/2002	2,532,858	$0.54	$0.26	$0.37
5/31/2002	1,004,504	$0.60	$0.21	$0.52
2/28/2001	601,520	$0.46	$0.13	$0.38
11/30/2001	48,000	$0.18	$0.11	$0.15
Yearly				
8/31/2003	33,401,617	$1.64	$0.37	$1.64
8/31/2002	4,186,882	$0.60	$0.11	$0.37
8/31/2001	106,564	$0.25	$0.11	$0.12
8/31/2000	590,361	$0.29	$0.08	$0.15
8/31/1999	1,059,516	$0.45	$0.10	$0.25
8/31/1998	1,372,582	$0.90	$0.17	$0.17

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer Services Inc. (located at 120 Adelaide Street, Suite 420, Toronto, Ontario, M5H 4C3, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Canada Business Corporations Act* . Unless the *Canada Business Corporations Act* or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 8/31/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. . As of 8/31/2003, the Company was aware of 76 holders of its 7,629,171 share purchase warrants, 51 of whom were resident in Canada and 16 in the United States. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
5/17/2002	500,000	110,000	$0.25	$0.28	5/17/2004
8/03/2002	3,000,000	2,580,000	$0.50		8/03/2004
2/18/2003	2,350,533	2,325,533	$1.25		8/18/2004
7/23/2003	2,272,728	2,272,728	$1.35		7/23/2005
7/23/2003	227,273	227,273	$1.10		7/23/2005
7/23/2003	113,637	113,637	$1.35		7/23/2005

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants

--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Toronto, Ontario.

The common shares trade on the Berlin Stock Exchange, in Berlin, Germany.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

As of 8/31/2002, 8/31/2001, and 8/31/2000, there were authorized an unlimited number of common shares without par value. At these dates, there were 16,825,108, 15,535,818, and 12,991,818 common shares issued and outstanding, respectively.

During the last five years, less than 10% of the capital has been "paid for" with assets other than cash.

10.A.2. Shares Not Representing Capital.

10.A.3. Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants

10.A.5. Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6. History of Share Capital
T
he Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Date	Nature of Share Issuance	Number of Shares	Capital Raised
Fiscal 2000:	Mineral Property acquisition	44,000 Shares	$8,360
	Special Warrants	2,500,000 Shares	$262,500
Fiscal 2002:	Private Placement	500,000 Shares	$100,000
	Exercise of Stock Options	789,290 Shares	$94,715
Fiscal 2003:	Special Warrants	5,000,000 Warrants	$1,872,475
	Exercise of Stock Options	961,790 Shares	$272,764
	Private Placement	4,701,065 Shares	$4,701,065
	Exercise of Warrants	835,000 Shares	$350,450
	Private Placement	4,545,455 Units	$5,000,000
Fiscal 2004-to-date:	Private Placement	8,115,000 Shares	$11,198,700

10.A.7. Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2. Directors

Disclosure of Interest of Directors/Officers, Section 15 the Articles

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possessed any property, directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of the Act.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken. This and the above mentioned shall not be applied in circumstances where a Director is, under the provisions of The Act, deemed not to be interested in a proposed contract or transaction.

A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for a period and on terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of The Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

Remuneration and Expenses of Directors, Section 12.2 and 15 the Articles

Subject to the articles or any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The remuneration may be in addition to any salary or other remuneration paid to any Officer or employee of the Company as such who is also a Director. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of the Director, by the Company in general meeting, and the remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who had held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance. Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remuneration therefore.

Borrowing Power, Section 8 of the Articles

Without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Company, without authorization of the shareholders:

a) borrow money upon the credit of the Company;
b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;
c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, Liability or obligation of any person, or otherwise; and
d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Director Retirement

Neither the Company's memorandum/ articles/by-laws nor Canadian law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership

Neither the Company's memorandum/ articles/by-laws nor Canadian law requires share ownership by directors.

<u>10.B.3. Rights, Preferences, Restrictions of Common Shares</u>

Dividends, Section 7.1-7.3 of the By-Laws

Subject to the Act and subject to it being established that the Company is or will be able to discharge its liabilities when due and that the realizable value of its assets will not be less than the aggregate of its liabilities and of its stated capital, the Directors may declare and pay dividends to the shareholders according to their respective rights and interests in the Company. The Directors shall not be compelled to make any distribution of the profits of the Company; thus they may create a reserve fund for the payment of dividends or set aside such profits in whole or in part in order to keep them as a reserve fund of any kind. Such dividends may be paid in specie, in property or by the issue of fully paid-up securities of the Company.

Unless the holder otherwise indicates, a dividend payable in specie shall be paid by check to the order of the registered holder of the securities of the class in respect of which a dividend has been declared and shall be delivered or mailed by prepaid ordinary mail to such registered holder to or at the address appearing at that time in the registers of the Company. In the case of joint holders, unless such joint holders otherwise direct, the check shall be made payable to the order of all of such joint holders and be delivered or mailed to them to or at the address of one (1) of them appearing at that time in the registers of the Company. The mailings of such checks as aforesaid, unless the same is not paid upon due presentation, shall satisfy all claims and discharge the Company of its liability for the dividend to the extent of the amount of the check. In the event of non-receipt of the dividend check by the person to whim it was delivered or mailed as aforesaid, the Company shall issue to such person a replacement check for the same amount on such terms as determined by the directors.

The Directors, in their discretion, may apply, in whole or in part, any amount of dividend declared payable to a shareholder to set off any debt owned by the shareholder to the Company.

Voting Rights, Section 8.4-8.7 of the By-Laws

Subject to the provisions of the Act, at any meeting of the shareholders, every question shall be decided by a show of hands unless a ballot thereon is required by the chairperson of the meeting or is demanded by any shareholder entitled to vote and present, or deemed to be present, in person or by proxy. Upon a show of hands, every person who is entitled to vote shall have one vote. Before or after a show of hands has been taken, upon any question, the chairperson may require, or any shareholder entitled to vote and present, or deemed to be present, in person or by proxy, may demand a ballot thereon. Unless a ballot thereon is demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting is *prima facie* evidence of the fact, without proof of the number or proportion of the votes recorded in respect of the question. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

If a ballot is required, a ballot upon the question shall be taken in such a manner, as the chairperson of the meeting shall direct. Upon a ballot, each shareholder who is present, or represented by proxy is entitled, in respect of the shares which the shareholder is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles in respect of those shares.

At any meeting of shareholders, every question shall, unless otherwise required by the Articles and Bylaws, be determined by a majority of the votes cast on the question. In the case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

Neither the Company's memorandum/articles/by-laws nor Canadian law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various "poison pill" measures precluding shareholders from realizing a potential premium over the market value of their shares.

Rights to Share in Profits
Rights in event of liquidation
Redemption Provisions
Sinking Fund Provisions
Liability to Further Capital Calls
Discriminatory Rights Against Significant Shareholders

The Company's articles/by-laws do not address these issues. Accordingly, Canadian law and any exchange upon which the common shares trade govern the shareholders' rights regarding these issues.

10.B.4. Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the _Canada Business Corporations Act_. Unless the _Canada Business Corporations Act_ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

10.B.5. Annual Meetings, Special Meetings, Section 9 of the Articles

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more that 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors to determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Company dispenses with such appointment in accordance with the Act) and for the transaction of such other business as may properly be brought before the meeting.

Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairperson of the board, the president or any two Directors may determine.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulation of the Company be entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

Shareholder meetings are called in accordance with the rules of the *Canada Business Corporation Act* by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada. The quorum for a meeting or continuance thereof is one member, or one proxy holder representing members, holding not less than one-twentieth of issued shares entitled to be voted that meeting. If there is only one member of the Company, the quorum is one person present and being, or representing by proxy, such member.

10.B.6. Limitations on Rights to Own Shares

The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7. Change of Control of Company

There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8. Disclosure of Share Ownership

Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, any shareholder who owns more than 10% of the Company's common shares must disclose shareholder ownership.

10.C. Material Contracts

    --- No Disclosure Necessary ---

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the *Tax Act*. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Toronto Stock Exchange is a prescribed stock exchange under the *Tax Act*. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, an United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 8/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts

--- No Disclosure Necessary ---

10.H. Document on Display

--- No Disclosure Necessary ---

10.I. Subsidiaries. The Company has two wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); and DSM Participacoes Ltd., incorporated in Brazil.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

--- No Disclosure Necessary ---

12.B. Warrants and Rights

--- No Disclosure Necessary ---

12.C. Other Securities

--- No Disclosure Necessary ---

12.D. American Depository Shares

--- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.   CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.   RESERVED

ITEM 16A.   Audit Committee Financial Expert

   ---Not Applicable ---

ITEM 16B.   Code of Ethics

   ---Not Applicable ---

ITEM 16C.   Principal Accountant Fees and Services

   ---Not Applicable ---

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

         --- Not Applicable ---

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated 11/19/2002
Balance Sheets at 8/31/2002 and 8/31/2001
Statements of Operations and Deficit for the years ended 8/31/2002, 8/31/2001, and 8/31/2000
Statements of Cash Flows for the years ended 8/31/2002, 8/31/2001, and 8/31/2000
Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Mining Glossary

Au: Gold

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

Geological resources: Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".

Hectare: A unit of area in the metric system equal to 100 ares, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. cCustomary measure.

Indicated resource: That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Inferred resource: That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

JMC Jacobina Mineração e Comércio SA: The Brazilian company that holds the claims for the Jacobina project.

Measured resource: That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Micon International Limited: A geological consulting company that has reviewed information on the project.

Net profits royalty: A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net smelter return royalty: A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

ore: A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

ounces/oz: Troy ounces. oz/ton: Troy ounces per short ton.

Probable ore reserves: That part of an indicated resource for which economic viability has been demonstrated at a confidence level which would justify a commitment to major expenditures.

Proven ore reserves: That portion of a measured resource for which technical and economic factors have been established at a high confidence level. The term is generally restricted to that part of a reserve which is being developed or mined or for which there is a detailed mining plan.

Quartz: The commonest mineral, silicon dioxide, occurring in crystals and grains. The chief component of sand.

Stratigraphy: The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

ton: Short ton (2,000 pounds).
tonne: Metric tonne (1,000 kilograms).

DESERT SUN MINING CORP.

Consolidated Financial Statements
(Stated in Canadian Dollars)

August 31, 2002
August 31, 2001
August 31, 2000

D E   V I S S E R   G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Directors of Desert Sun Mining Corp.,

We have audited the consolidated balance sheets of Desert Sun Mining Corp. as at August 31, 2002, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended August 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2002, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the previous year.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 19, 2002

48

DESERT SUN MINING CORP.
Consolidated Balance Sheets
(Stated in Canadian dollars)

	August 31,		
	2002 $	2001 $	2000 $
A S S E T S			
Current Assets			
Cash and cash equivalents	1,735,139	-	9,164
Accounts receivable	6,652	2,172	2,809
Prepaid expense	34,661	130	-
	1,776,452	2,302	11,973
Capital assets	-	6,396	7,995
Deferred costs (note 3)	35,836	23,249	10,685
	1,812,288	31,947	30,653
L I A B I L I T I E S			
Current Liabilities			
Bank indebtedness	-	7	-
Accounts payable and accrued liabilities	15,970	115,289	89,058
Due to related parties (note 4)	-	62,102	56,837
	15,970	177,398	145,895
S H A R E H O L D E R S' E Q U I T Y (D E F I C I E N C Y)			
Share capital (note 5)	7,132,582	6,937,867	6,693,257
Special warrants	1,872,475	-	236,250
Deficit	(7,208,739)	(7,083,318)	(7,044,749)
Nature of operations (note 1)	1,796,318	(145,451)	(115,242)
	1,812,288	31,947	30,653

Approved on behalf of the Board of
Directors:

Director   Director

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	Years Ended August 31,		
	2002 $	2001 $	2000 $
Expenses			
Amortization	959	1,599	1,999
Administrative services and consulting	26,735	-	-
Bank charges and interest	3,247	913	1,004
Foreign exchange	(1,095)	(23)	99
Investor relations and shareholders information	2,117	-	18
Management fees	33,000	18,000	15,000
Office and miscellaneous	22,122	10,019	16,001
Professional fees	28,307	17,312	45,211
Transfer agent and listing fees	15,440	18,288	5,895
Travel and promotion	68,516	586	-
Interest income	(2,414)	(107)	(3,465)
Deferred costs written-off	23,249	-	-
Capital assets written-off	5,437	-	-
Forgiveness of debts (notes 4 and 7)	(100,199)	(28,018)	(12,940)
Loss for the year	(125,421)	(38,569)	(68,822)
Deficit - beginning of period	(7,083,318)	(7,044,749)	(6,975,927)
Deficit - end of period	(7,208,739)	(7,083,318)	(7,044,749)
Loss per share (note 2)	$ (0.01)	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	15,780,313	13,801,166	13,002,646

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	Years Ended August 31,		
	2002	2001	2000
Cash Provided By (Used In):	$	$	$
Operating Activities			
Loss for the period	(125,421)	(38,569)	(68,822)
Items not affecting cash:			
Forgiveness of debt (note 7)	(100,199)	(28,018)	(12,940)
Amortization	959	1,599	1,999
Write-off of mineral property	23,249	–	–
Write-off of capital assets	5,437	–	–
	(195,975)	(64,988)	(79,763)
Net changes in non-cash working capital items	(100,233)	60,021	(141,618)
	(296,208)	(4,967)	(221,381)
Investing Activities			
Deferred costs	(35,836)	(4,204)	(10,685)
Financing Activities			
Issuance of special warrants, net of issue costs	1,872,475	–	236,250
Issue of share capital	194,715	–	–
	2,067,190	–	236,250
Net cash provided (used) during the period	1,735,146	(9,171)	4,184
Cash (bank indebtedness) - beginning of period	(7)	9,164	4,980
Cash (bank indebtedness) - end of period	1,735,139	(7)	9,164
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Shares issued for property interest acquisition	–	8,360	–
Shares issued for special warrants	–	236,250	–

See notes to the consolidated financial statements

1.   **NATURE OF OPERATIONS**

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs, and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. These activities are conducted primarily in Mexico and Argentina.

In order to meet future expenditures and cover administrative costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

The financial statements have been prepared assuming the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to achieve profitable mining operations or obtain adequate financing.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 9, these principles differ in certain respects from principles and practices generally accepted in the United States.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Capital Assets

Capital assets are recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The Canadian dollar is the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income or loss.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation which is translated at historical rates, are translated at the average exchange rates for the period.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Stock-based Compensation

The Company follows the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted are above the current market value of the underlying shares. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The accounting for stock-based compensation to directors and employees as a compensation expense using the fair value method, is disclosed as pro-forma information.

The Company records stock options granted to consultants using the fair value method and records the expense in the period the options are vested.

The adoption of the accounting policy for stock-based compensation is to be applied to all stock options granted subsequent to January 1, 2002. The company has not granted any stock options subsequent to January1, 2002.

Income Taxes

The Company accounts for future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

Loss per Share

Loss per share is calculated using the weight-average number of common shares outstanding during the period. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

Environmental Expenditures

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of mineral properties.

(Stated in Canadian Dollars)

3. DEFERRED PROPERTY COSTS

	Net additions and Balance August 31, 2000	Net Additions (write-offs)	Balance August 31, 2001	Net Additions (write-offs)	Balance August 31, 2002
	$	$	$	$	$
Tabutama Borate Project					
Acquisition	10,685	12,420	23,105	(23,105)	-
Camp, accommodation and travel	-	144	144	(144)	-
	10,685	12,564	23,249	(23,249)	-
Jacobina Mine					
Acquisition	-	-	-	25,000	25,000
Camp, accommodation and travel	-	-	-	1,677	1,677
Geological and geophysical	-	-	-	9,000	9,000
Office and administration	-	-	-	159	159
	-	-	-	35,836	35,836
	10,685	12,564	23,249	12,587	35,836

JACOBINA MINE
Bahia State
Brazil

The Company entered into an option agreement dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by agreeing to spend U.S. $2,000,000 on the properties prior to December 31, 2004. The Company may withdraw from the option agreement at any time without penalty and may retain a proportionate interest in the property if the Company has spent in excess of $500,000 on the property.

On September 20, 2002, the Company entered into a Memorandum of Understanding ("MOU"), whereby the Company can acquire the remaining 49% interest of the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 can be in the equivalent value of shares in the Company.

DESERT SUN MINING CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
August 31, 2002, 2001 and 2000

3. **DEFERRED PROPERTY COSTS** *(Continued)*

TUBUTAMA BORATE PROJECT
Sonora
Mexico

The Company had entered into an option agreement on May 30, 2000 to acquire up to an 80% interest in this project by making cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures to earn a 60% interest. The Company could earn a further 20% interest by preparing a positive feasibility report on the project.

The Company terminated its interest in the agreement during the year ended August 31, 2002.

4. **RELATED PARTY TRANSACTIONS**

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances referred to above are non-interest bearing, unsecured, and receivable or payable on demand and have arisen from the provision of services and expense reimbursements.

	Year ended August 31,		
	2002 $	2001 $	2000 $
Balance owing amount to related parties	–	62,102	–
Paid to related parties			
Management fees (former director)	–	18,000	–
Expense reimbursements	11,399	–	–
Expense reimbursements (former director)	11,627	–	–
Management fees current and directors bonuses	81,068	–	–

DESERT SUN MINING CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
August 31, 2002, 2001 and 2000

5.   **SHARE CAPITAL**

a) Authorized - unlimited number of common shares without par value.

b) Issued

	Number of Shares	Amount $
	6,693,257	
Issued at August 31, 1999	13,013,474	6,693,257
Shares held in escrow cancelled	21,566	–
Issued at August 31, 2000	12,991,818	6,693,257
Mineral property acquisition	44,000	8,360
Special warrants	2,500,000	(1) 236,250
Issued at August 31, 2001	15,535,818	6,937,867
Private placements	500,000	100,000
Issued at May 31, 2002	16,035,818	7,037,867
Exercise of stock options	789,290	94,715
Issued at August 31, 2002	16,825,108	7,132,582

(1) *net of issue costs of $26,250*

c) Stock Options

Under the Company's Stock Option Plan (the "Plan"), the Company may grant to directors, officers, employees and consultants options to purchase up to 4,000,000 common shares of the Company of which up to 5% of the total number of issued and outstanding shares (on a non-diluted basis) in any 12 month periods may be reserved for issuance to any one individual. Options granted under the Plan have a five-year term and are priced at the closing price of the Company's common shares on the TSX Venture Exchange on the day immediately prior to the date of granting. These options vest at varying dates.

Summary of stock option activity:

	August 31, 2000		August 31, 2001	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Opening balance - beginning of period	1,063,900	0.23	1,063,900	0.23
Granted	–	–	1,553,580	0.12
Exercised	–	–	–	–
Cancelled or expired	–	–	(1,063,900)	0.23
Options outstanding - end of period	1,063,900	0.23	1,553,580	0.12

	August 31, 2002	
Opening balance - beginning of period	1,553,580	0.12
Granted	1,695,000	0.34
Exercised	(789,290)	0.12
Cancelled or expired	(650,000)	0.12
Options outstanding - end of period	1,809,290	0.33

(Stated in Canadian Dollars)

5. SHARE CAPITAL *(continued)*

c) Stock Options *(continued)*

Exercise Price	Number Outstanding	Remaining Contractual Life (Years)	Number Exercisable
$			
0.28	650,000	4.25	650,000
0.38	895,000	4.40	447,500
0.40	232,000	4.50	116,000
0.55	100,000	4.65	50,000
0.60	132,000	4.50	66,000
0.80	132,000	4.50	66,000
1.00	1,389,997	4.95	347,499
1.00	275,000	4.90	31,250
	3,805,997		1,774,249

d) Share Purchase Warrants

The company had 2,500,000 share purchase warrants outstanding, exercisable at a price of $0.14 per share expiring on May 5, 2002.

6. INCOME TAXES

The Company has income tax losses carried-forward of approximately $4.0 million which are available to reduce future taxable income prior to August 31, 2009, and also has resource deductions available in the amount of approximately $313,000. The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the Company as their future utilization cannot be considered likely.

7. CONTINGENCY

At August 31, 2002, the Company wrote off an aggregate of $55,022 (2001 - $28,018) in accounts payable, representing old liabilities from prior businesses for which no claims are being made. The Company has no assurances that claims will not be made in the future for these amounts. If settlements are made for these amounts in the future, they will be recorded at that time.

DESERT SUN MINING CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
August 31, 2002, 2001 and 2000

8. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (e) provide a summary of the pro-forma impact of U.S. accounting standards for mineral property costs on these financial statements.

	August 31,		
	2002	2001	2000
a) Assets	$	$	$
Deferred costs - Canadian GAAP	35,836	23,249	10,865
Less: exploration costs expensed under U.S. GAAP	(35,836)	(23,249)	(10,865)
Deferred property costs - U.S. GAAP	-	-	-
b) Operations			
Net loss - Canadian GAAP	(125,421)	(38,569)	(68,822)
Exploration costs expensed under U.S. GAAP	(35,836)	(12,564)	(10,685)
Exploration costs written-off under Canadian GAAP	23,249	-	-
Net loss under U.S. GAAP	(138,008)	(51,133)	(79,507)
c) Deficit			
Closing deficit under Canadian GAAP	(7,208,739)	(7,083,318)	(7,044,749)
Adjustment to deficit for exploration expenditures deferred under Canadian GAAP	(12,587)	(12,564)	(10,685)
Closing deficit under U.S. GAAP	(7,221,326)	(7,095,882)	(7,055,434)
d) Cash Flows - Operating Activities			
Cash from (applied to) operations under Canadian GAAP	(296,208)	(4,967)	(221,381)
Add: net loss following Canadian GAAP	125,421	38,569	68,822
Less: net loss following U.S. GAAP	(138,008)	(51,133)	(79,507)
Add: non-cash property expenditures expensed under U.S. GAAP	8,360	8,360	-
Net cash used in operating activities under U.S. GAAP	(308,795)	(9,171)	(232,066)
e) Cash Flows - Investing Activities			
Cash applied to investing activities under Canadian GAAP	(35,836)	(4,204)	(10,685)
Adjustment for net property expenditures expensed under U.S. GAAP	35,836	4,204	10,685
Net cash investing activities under U.S. GAAP	-	-	-

DESERT SUN MINING CORP.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)
August 31, 2002, 2001 and 2000

8. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

f) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow and which are contingently issuable are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basis and diluted EPS for all entitles with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	August 31,		
	2002	2001	2000
	$	$	$
Numerator: Net loss for the period under U.S. GAAP (note 9b)	(138,008)	(51,133)	(79,507)
Denominator: Weighted-average number of shares under Canadian GAAP	15,780,313	13,801,166	13,002,648
Adjustment required under U.S GAAP	(546,238)	(546,238)	(546,238)
Weighted-average number of shares under U.S. GAAP	15,234,075	13,254,928	12,456,410
Basic and diluted loss per share under U.S. GAAP	(0.01)	(0.00)	(0.01)

9. SEGMENTED INFORMATION

Geographic segmentation of the Company's assets are as follows:

	August 31,		
	2002	2001	2000
	$	$	$
Canada	1,776,452	8,698	–
Mexico	–	23,249	10,685
Brazil	35,836	–	–
	1,812,288	31,947	10,685

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Desert Sun Mining Corp.; SEC File No. 000-29610
Registrant


Dated: <u>October 24, 2003</u>   By <u>/s/ Stan Bharti</u>
                                       Stan Bharti, President/CEO/Director

Exhibit 1 - Articles and By-Laws of Desert Sun Mining Corp.



Industry Canada | Industrie Canada

Certificate of Continuance

Canada Business Corporations Act

Certificat de prorogation

Loi canadienne sur les sociétés par actions

DESERT SUN MINING CORP.

Name of corporation-Dénomination de la société

607811-7

Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the *Canada Business Corporations Act*, as set out in the attached articles of continuance.

Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

Director - Directeur

March 20, 2003 / le 20 mars 2003

Date of Continuance - Date de la prorogation

Canada

62

 Industry Canada Industrie Canada

Canada Business Loi canadienne sur les
Corporations Act sociétés par actions

ELECTRONIC TRANSACTION REPORT

NOTICE OF REGISTERED OFFICE OR NOTICE OF CHANGE OF ADDRESS OF REGISTERED OFFICE (SECTION 19)

RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

AVIS DE DÉSIGNATION OU DE CHANGEMENT D'ADRESSE DU SIÈGE SOCIAL (ARTICLE 19)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1.	Name of Corporation - Dénomination de la société	2.	Corporation No. - N° de la société
	DESERT SUN MINING CORP.		607811-7

Business No. - N° d'entreprise
105076038RC0001

3. Province or territory in Canada where the registered office is to be situated.
La province ou le territoire au Canada où se situera le siège social.

Ontario

4. **Civic address of Registered Office**
Adresse civique du siège social

65 QUEEN STREET WEST
SUITE 810, P.O. BOX 67
TORONTO, ON, Canada
M5H 2M5

Effective Date of Change
Date de prise d'effet

2003/03/20

5. **Mailing address, if different**
Adresse postale si elle diffère

65 QUEEN STREET WEST
SUITE 810, P.O. BOX 67
TORONTO, ON, Canada
M5H 2M5

Effective Date of Change
Date de prise d'effet

2003/03/20

Date	Name - Nom	Signature	Capacity of - en qualité de
2003-03-20	GERALD P. MCCARVILL		DIRECTOR

Canada

 **Industry Canada   Industrie Canada**

		ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	**NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113)**	**LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS (ARTICLES 106 ET 113)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
DESERT SUN MINING CORP.	607811-7
	Business No. - N° d'entreprise
	105076038RC0001

3. The following persons became directors of this corporation:
Les personnes suivantes sont devenues administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
STAN BHARTI	2003-03-20	66 MATHERSFIELD DRIVE , TORONTO, ON, Canada, M4W 3W5	Y
GERALD MCCARVILL	2003-03-20	294 DAWLISH AVENUE , NORTH YORK, ON, Canada, M4N 1J5	Y
WILLIAM PEARSON	2003-03-20	55 BRADBEER CRESCENT , THORNHILL, ON, Canada, L4J 5N6	Y
PETER BOJTOS	2003-03-20	2582 TAFT COURT , LAKEWOOD, CO, U.S.A, 80215	N
KENNETH TAYLOR	2003-03-20	1775 YORK AVENUE , APARTMENT 29H , NEW YORK, NY, U.S.A, 10028	N

4. The following persons ceased to be directors of this corporation:
Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire

5. The directors of this corporation now are:
Les administrateurs de la présente société sont maintenant:

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
STAN BHARTI	66 MATHERSFIELD DRIVE , TORONTO, ON, Canada, M4W 3W5	Y
GERALD MCCARVILL	294 DAWLISH AVENUE , NORTH YORK, ON, Canada, M4N 1J5	Y
WILLIAM PEARSON	55 BRADBEER CRESCENT , THORNHILL, ON, Canada, L4J 5N6	Y
PETER BOJTOS	2582 TAFT COURT , LAKEWOOD, CO, U.S.A, 80215	N
KENNETH TAYLOR	1775 YORK AVENUE , APARTMENT 29H , NEW YORK, NY, U.S.A, 10028	N

Date	Name - Nom	Signature	Capacity of - en qualité de
2003-03-20	GERALD P. MCCARVILL		DIRECTOR

Canada

 **Industry Canada Industrie Canada**

	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

Canada Business Corporations Act   Loi canadienne sur les sociétés par actions

ARTICLES OF CONTINUANCE (SECTION 187)

CLAUSES DE PROROGATION (ARTICLE 187)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

Request Number:
Numéro de Demande: 1199807

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1. Name of the Corporation - Dénomination sociale de la société
   DESERT SUN MINING CORP.

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2. The province or territory in Canada where the registered office is to be situated
   La province ou le territoire Canada où se situera le siège social
   ON

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3. The classes and any maximum number of shares that the corporation is authorized to issue
   Catégories et tout nombre maximal d'actions que la société est autorisée à émettre
   The annexed Schedule A is incorporated in this form.
   L'annexe A ci-jointe fait partie intégrante de la présente formule.

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4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu
   The annexed Schedule B is incorporated in this form.
   L'annexe B ci-jointe fait partie intégrante de la présente formule.

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5. Number (or minimum and maximum number) of directors
   Nombre (ou nombre minimal et maximal) d'administrateurs
   Minimum: 3   Maximum: 12

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6. Restrictions, if any, on business the corporation may carry on
   Limites imposées à l'activité commerciale de la société, s'il y a lieu
   The annexed Schedule C is incorporated in this form.
   L'annexe C ci-jointe fait partie intégrante de la présente formule.

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7. (1) If the corporation is changing its name on this continuance, what was the corporation's previous name?
      Si la société change sa dénomination sociale avec cette prorogation, quelle était sa dénomination social antérieure?

   (2) Details of incorporation - Détails de la constitution
      The annexed Schedule D is incorporated in this form.
      L'annexe D ci-jointe fait partie intégrante de la présente formule.

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8. Other provisions, if any - Autres dispositions, s'il y a lieu
   The annexed Schedule E is incorporated in this form.
   L'annexe E ci-jointe fait partie intégrante de la présente formule.

Date	Name - Nom	Signature	Capacity of - en qualité de
2003-03-20	GERALD P. MCCARVILL		DIRECTOR

Canadä

SCHEDULE/ANNEXE A

The Corporation shall be authorized to issue an unlimited number of shares of a class designated as "Common Shares".

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) the holders of the Common Shares shall be entitled to vote at all meetings of the shareholders;
(b) the holders of the Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation; and
(c) the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

SCHEDULE/ANNEXE B

None.

SCHEDULE/ANNEXE C

None.

SCHEDULE/ANNEXE D

(a) Incorporated under the Company Act (British Columbia) on May 21, 1980 under the name Fredonia Oil & Gas Ltd;

(b) On February 21, 1985, Fredonia Oil & Gas Ltd. changed its name to Consolidated Fredonia Resources Ltd.;

(c) On February 20, 1986 Consolidated Fredonia Resources Ltd. changed its name to Sun River Gold Corp.;

(d) On March 11, 1991 Sun River Gold Corp changed its name to Yellow Point Mining Corp.; and

(e) On August 26, 1994 Yellow Point Mining Corp. changed its name to Desert Sun Mining Corp.

(1) The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient;

   (a) borrow money on the credit of the Corporation;
   (b) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of he Corporation: and
   (c) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of he Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board above to such extent and in such manner as the Board shall determine at the time of each such delegation;

(2) The Corporation shall have a minimum of three (3) and a maximum of twelve(12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be five (5); and

(3) The directors of the Corporation are authorized to appoint one or more directors from time to time, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, provided that the total number of directors so appointed between annual meetings may not exceed one-third of the number of directors elected at the previous meeting.

APPENDIX "D" TO THE MANAGEMENT INFORMATION CIRCULAR
OF
DESERT SUN MINING CORP. DATED JANUARY 3. 2003

BY-LAW NO. I

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF DESERT SUN MINING CORP
A CANADIAN FEDERAL CORPORATION

TABLE OF CONTENTS

BY-LAW NO. I

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF DESERT SUN MINING CORP.,
A CANADIAN FEDERAL CORPORATION

RESOLVED as a by-law of Desert Sun Mining Corp. (hereinafter referred to As the "Corporation") as follows:

SECTION 1- DEFINITIONS

1.1 General

In the By-Laws of the Corporation, unless the context otherwise requires:

(1) "Act" means the Canada Business Corporation Act and the regulations thereunder, as from time to time amended, arid every statute or regulation (as the case may be) that may be substituted therefor and in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(2) "Articles." means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization and articles of revival of the Corporation and includes any amendments thereto.

(3) "Board" means the board of directors of the Corporation;

(4) "By-laws" means these by-laws and all other by-laws of the Corporation from time to time in force and effect;

(5) "Director" means a member of the Board:

(6) "meeting of shareholders" means annual and special meetings of shareholders.

1.2 Interpretation

In this by-law:

(1) Other than as specified above, words and expressions defined in the Act, have the same meanings when used herein. Words importing the singular number include the plural and visa versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association. unincorporated syndicate. unincorporated organization, trust, body corporate and a natural person in his capacity as trustee, executor, administrator or other legal representative.

(2) The invalidity or unenforceability of any provisions in this by-law shall not affect the validity or enforceabiity of the remaining provisions of this by-law; and

(3) The insertion of headings in this by-law are for convenience of reference only and shall not affect its construction or interpretation.

SECTION 1- GENERAL BUSINESS

2.1   Financial Year

The board may, by resolution, fix the financial year-end of the Corporation and may from time to time, by resolution, change the financial year-end of the Corporation.

2.2   Execution of Instruments

(1)   Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two (2) Directors or any two (2) officers, or by any one (1) Director together with one (1) officer of the Corporation.

(2)   In addition, the Board may from time to time authorize any other person or persons to sign any particular instruments

(3)   The secretary, or any other officer or any Director, may sign certificates and similar instruments
(other than share certificates) an the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs, including, without limitation. certificates verifying copies of the
Articles, By-laws, resolutions and minutes of meetings of the Corporation.

(4)   The signature of any person authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that person has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board.

2.3   Voting Rights in Other Bodies Corporate

The. signing officers of the Corporation under Section 2.2 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION .3— MEETINGS OF DIRECTORS

3.1   Quorum

A quorum of any meeting of Directors is:

(a)   where the Articles Set out the number of directors, a majority of that number; or

(b)   where the Articles set out the minimum and maximum number of directors, a majority of the number of directors which then constitutes the Board.

3.2   Calling of Meetings

Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairperson of the Board, the president or any two Directors may determine. Such meetings shall be called by way of a notice sent by mail, by e-mail, by fax or by any other electronic means or delivered in person to the Directors. The notice of the meeting shall specify the place, the date and the time of such meeting. The notice need specify neither the purpose nor the agenda of the meeting. The Director shall be deemed to have received such notice within the normal time for delivery according to the means of communication used unless there are reasonable grounds for believing that the notice was not received on time or that it was not received at all,

3.3   First Meeting of New Board

As long as a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.4   Chair

The chairperson of the Board or, if none, or in the chairperson of the Board's absence from a meeting of the Board, the president or, if none or in the president's absence, a Director chosen by the Directors present shall chair each meeting of the Board.

3.5   Votes to Govern

(1)   At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.

(2)   Unless a ballot is demanded, an entry in the minutes of a meeting to the effect that the chairperson of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.6   Casting Vote

In case of an equality of votes at a meeting of the Board, the chairperson of the meeting shall be entitled to a second or casting vote.

SECTION 4- CHAIRPERSON AND OFFICERS

4.1   Appointment of Chairperson

The Board may from time to time designate a chairperson of the Board from among the Directors who shall have such powers and duties as are specified from time to time by the Board.

4.2   Appointment of Officers

The Board may from time to time designate the offices of the Corporation and from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine. including, without limitation, one or more assistants to any of the officers so appointed. One person may hold more than one office. The Board may specify the duties of and, in accordance with these Bylaws and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.

4.3   President

The president shall be the chief executive officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation, and shall have such other powers and duties as the Board may specify.

4.4   Vice President

A vice-president shall have such powers and duties as the Board or the chief executive officer may specify.

4.5   Secretary

The secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and shall have such other powers and duties as the Board or the chief executive officer may specify.

The secretary may delegate all or part of the secretary's duties to a nominee from time to time.

4.6 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; shall render to the Board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and shall have such other powers and duties as the Board or the chief executive officer may specify.

4.7   Powers arid Duties of Officers

The powers and duties of all officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties which are to be specified only by the Board) the chief executive officer may specify. The Board and (except as aforesaid) the chief executive officer may, from time to time, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

SECTION 5- PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1 Limitation of Liability

Every Director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no Director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other Director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto. Nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof

5.2   Indemnity

(1)   The Corporation shall indemnify a Director or officer of the Corporation, a former Director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer (or an individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)   The Corporation shall advance monies to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 5.2(1). The individual shall repay the monies if it is determined that he or she did not fulfil the conditions of Section 5.2(3).

(3)   The Corporation shall not indemnify an individual under Section 5.2(1) unless he or she:

(a)   acted honestly and in good faith with a view to the best interests of the Corporation or, as
the case may be, to the best interests of the other entity for which he or she acted as a Director or officer or in a similar capacity at the Corporation's request; and

(b)   in the case of a criminal or administrative action or proceeding that is enforced by a. monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful,

(4)   The Corporation shall also indemnify the individual referred to in Section 5.2(1) in such other circumstances as the Act or law permits or requires. Nothing in these By-laws shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of these By-laws.

5.3   Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 52(1) as the Board may from time to time determine.

SECTION 6— SECURITIES

6.1   Enforcement of Lien

(1)   In the event that any shareholder (the "Defaulting Shareholder") defaults in the payment of any in interest and/or principal due in respect of any indebtedness owing by such shareholder to the Corporation (the "Debt") when the same becomes due and payable and continues in such default for a period of thirty (30) days after notice in writing thereof has been given by the Corporation to such shareholder:

(a)   the Corporation may sell all or any part of the shares then, registered in the name of the defaulting Shareholder (the "Subject. Shares"). The terms and manner of the sale shall be at the sole discretion of the Corporation. The proceeds of such sale shall he used and applied firstly to the cost and expense of such sale incurred by the Corporation, including security transfer taxes and legal fees, secondly to reimburse the Corporation for out-of-pocket expenses incurred in connection with the sale, and thirdly for the payment in full of the Debt and other sums due to the Corporation from the Defaulting Shareholder. The balance of the proceeds, if any, shall be paid to the Defaulting Shareholder. If the proceeds of the sale are insufficient to pay the Debt, the Defaulting Shareholder shall remain liable to the Corporation for any such deficiency;

(b)   the Corporation may apply any dividends or other distributions paid or payable on or in respect of the Subject Shares in repayment of the Debt;

(c)   where the Subject Shares are redeemable pursuant to the Articles, the Corporation may redeem all or part of the Subject Shares and apply the redemption price to the Debt;

(d)   the Corporation may refuse to register a transfer of all or part of the Subject Shares until the debt is paid; and

(e)   in exercising one or more of the rights granted in this by-law, the Corporation shall not prejudice or surrender any other rights of enforcement of its lien which may by law be available to it. or any other remedy available to the Corporation for collection of the Debt, and the Defaulting Shareholder shall remain liable for any deficiency remaining.

SECTION 7 - DIVIDENDS

7.1 Declaration and Payment

Subject to the Act and subject to it being established that the Corporation is or will be able to discharge its liabilities when due and that the realizable value of its assets will not be less than the aggregate of its liabilities and of its stated capital, the Directors may declare and pay dividends to the shareholders according to their respective rights and interests in the Corporation. The Directors shall not be compelled to make any distribution of the profits of the Corporation; thus they may create a reserve fund for the payment of dividends or set aside such profits in whole or in part in order to keep them as a reserve fund of any kind. Such dividends may be paid in specie, if property or by the issue of fully paid-up securities of the Corporation.

7.2 Payment

Unless the holder otherwise indicates, a dividend payable in specie shall be paid by cheque to the order of the registered holder of the securities of the class in respect of which a dividend has been declared and shall be delivered or mailed by prepaid ordinary mail to such registered holder to or at the address appearing at that time in the registers of the Corporation, in the case of joint holders unless such joint holders otherwise direct, the cheque shall be made payable to the order of all of such joint holders and be delivered or mailed to them to or at the address of one (1) of them appearing at that time in the registers of the Corporation. The mailing of such cheque as aforesaid, unless the same is not paid upon due presentation, shall satisfy all claims and discharge the Corporation of its liability for the dividend to the extent of the amount of the cheque. In the event of non-receipt of the dividend cheque by the person to whom it was delivered or mailed as aforesaid, the Corporation shall issue to such person a replacement cheque for the same amount on such terms as determined by the directors.

7.3 Set-Off

The Directors, in their discretion, may apply, in whole or in part, any amount of dividend declared payable to a shareholder to set off any debt owed by the shareholder to the Corporation.

SECTION 8 -. MEETINGS OF SHAREHOLDERS

8.1 Chairperson, Secretary and Scrutineers

The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting. chairperson of the Board; president; or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.2   Persons Entitled to he Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to attend or vote at the meeting, the Directors auditor, legal counsel of the Corporation and others who, although not entitled to attend or vote, are entitled or required under any provision of the Act, the Articles, or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.3   Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy-holder for or representative of such a shareholder and together holding or representing in the aggregate not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.

8.4   Right to Vote

At any meeting of shareholders, every question shall, subject to the provisions of the Act, be decided by a show of hands unless a ballot thereon is required by the chairperson of the meeting or is demanded by any shareholder entitled to vote and present,, or deemed to be present, in person or by proxy. Upon a show of hands, every such person who is entitled to vote shall have one vote. Before or after a show of hands has been taken upon any question, the chairperson may require, or any shareholder entitled to vote and present, or deemed to be present, in person or by proxy, may demand a ballot thereon. Unless a ballot thereon is demanded, a declaration by the chairperson of the meeting that the vote upon the question has beer carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting is prima fade evidence of the fact, without proof of the number or proportion of the votes recorded in respect of the question. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

8.5   Ballot

If a ballot is required, a ballot upon the question shall he taken in such a manner as the chairperson of the. meeting shall direct. Upon a ballot, each shareholder who is present, or represented by proxy is entitled, in respect of the shares which the shareholder is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles in respect of those shares,

8.6   Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the Articles and By-laws, be determined by a majority of the votes cast on the question.

8.7   Casting Vote

In case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

8.8   Adjournment

Subject to the Act, the chairperson at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

SECTION 9- NOTICES

9.1   Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all of them.

9.2   Computation of Time

In computing the period of days when notice must be given tinder any provision requiring a specified number of days prior notice of any meeting or other event, the period shall be deemed to begin on the day following the giving of the notice or the event that began the period and shall be deemed to end at midnight of the last day of the period, except that, if the last day of the period falls on a non-business day, the period shall end at midnight on the day next following that is not a non-business day.

9.3   Omissions and Errors

The accidental omission to give any notice to any shareholder, Director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice or otherwise founded on it.

SECTION 10- EFFECTIVE DATE

10.1   Effective Date

These By-laws shall come into .force when made by the Board in accordance with the Act.

10.2   Repeal

All previous By-laws of the Corporation are repealed as of the coming into force of these By- laws. The repeal shall not affect the previous operation of any By-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any Articles or predecessor charter documents of the Corporation obtained pursuant to, any such By-laws before its repeal. All officers and persons acting under any By-laws so repealed shall continue to act as if appointed under the provisions of these By-laws, and all resolutions of the shareholders or the Board or a committee of the Board with continuing effect passed under any repealed By-laws shall continue to be good and valid except to the extent inconsistent with these By-laws and until amended or repealed.

Exhibit 4.1

CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference the 11th day of July, 2002.

BETWEEN:

DESERT SUN MINING CORP., a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5

(hereinafter called the "Company")

AND: OF THE FIRST PART

STAN BHARTI, an individual with an address of 66 Mathersfield Drive, Toronto, Ontario, M4W 3W5

(hereinafter called the "Consultant")

OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.   The Consultant shall provide consulting services as the President and Chief Executive Officer of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2.   The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3.   The basic remuneration for the Consultant's services hereunder shall be at the rate of $10,000 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4.   The Consultant shall be responsible for:

   a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
   b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
   c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5.   The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6.   During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7.   The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8.   The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9.   The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10.   The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11.   This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

   (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or
   (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or
   (c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or
   (d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or
   (e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12.   In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13.   In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14.   The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15.   The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16.   The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17.   It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18.   Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19.   The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20.   Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

STAN BHARTI
_____

Exhibit 4.2

CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference this 11th day of July, 2002.

BETWEEN:

DESERT SUN MINING CORP., a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5

(hereinafter called the "Company")

AND: OF THE FIRST PART

LINEAR CAPITAL CORP., through the person of Mark Brennan, an individual with an office at 55 University Avenue, Suite 1212, Toronto, Ontario, M5J 2H7

(hereinafter called the "Consultant")

OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.   The Consultant shall provide consulting services as the Vice President of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2.   The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3.   The basic remuneration for the Consultant's services hereunder shall be at the rate of $4,000 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4.   The Consultant shall be responsible for:

   a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
   b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
   c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5.   The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6.   During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7.   The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8.   The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9.   The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10.   The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11.   This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

   (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or
   (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or
   (c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or
   (d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or
   (e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12.   In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13.   In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14.   The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15.   The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16.   The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17.   It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18.   Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19.   The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20.   Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

LINEAR CAPITAL CORP., by Mark Brennan

_____

Exhibit 4.3

CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference this 11th day of July, 2002.

BETWEEN:

DESERT SUN MINING CORP., a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5

(hereinafter called the "Company")

AND: OF THE FIRST PART

MCCARVILL CONSULTING, through the person of Gerald McCarvill, an individual with an address of 294 Dawlish Avenue, North York, Ontario, M4N 1J5

(hereinafter called the "Consultant")

OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.   The Consultant shall provide consulting services as the Chairman of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2.   The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3.   The basic remuneration for the Consultant's services hereunder shall be at the rate of $5,000 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4.   The Consultant shall be responsible for:

   a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
   b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
   c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5.   The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6.   During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7.   The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8.   The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9.   The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10.   The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11.   This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

    (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or
    (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or
    (c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or
    (d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or
    (e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12.   In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13.   In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14.   The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15.   The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16.   The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17.   It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18.   Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19.   The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20.   Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

MCCARVILL CONSULTING, by Gerald McCarvill

_____

Exhibit 4.4

CONSULTING AGREEMENT

THIS AGREEMENT is dated for reference this 13th day of February, 2003.

BETWEEN:

DESERT SUN MINING CORP., a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5

(hereinafter called the "Company")

AND: OF THE FIRST PART

KURT MENCHEN, an individual residing in Brazil

(hereinafter called the "Consultant")

OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.   The Consultant shall provide consulting services as the Vice President – Operations of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2.   The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3.   The basic remuneration for the Consultant's services hereunder shall be at the rate of $7,500 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4.   The Consultant shall be responsible for:

   a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
   b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
   c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5.   The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6.   During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7.   The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8.   The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9.   The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10.   The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11.   This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

   (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or
   (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or
   (c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or
   (d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or
   (e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12.   In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13.   In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14.   The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15.   The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16.   The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17.   It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18.   Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19.   The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20.   Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

KURT MENCHEN

_____

Exhibit 4.5

CONSULTING AGREEMENT

       THIS AGREEMENT is dated for reference this 11th day of July, 2002.

BETWEEN:

       DESERT SUN MINING CORP., a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5

       (hereinafter called the "Company")

AND: OF THE FIRST PART

PEARSON GEOLOGICAL LIMITED, through the person of William Pearson, an individual residing at 55 Bradbeer Crescent, Thornhill, Ontario, L4J 5N6

(hereinafter called the "Consultant")

                                      OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

       FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.   The Consultant shall provide consulting services as the Vice President – Exploration of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2.   The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3.   The basic remuneration for the Consultant's services hereunder shall be at the rate of $7,500 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4.   The Consultant shall be responsible for:

    a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
    b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
    c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5.   The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6.   During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7.   The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8.   The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9.   The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10.   The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11.   This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

   (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or
   (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or
   (c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or
   (d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or
   (e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12.   In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13.   In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14.   The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15.   The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16.   The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17.   It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18.   Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19.   The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20.   Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

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IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

PEARSON GEOLOGICAL LIMITED, by William Pearson

_____

Exhibit 4.6

CONSULTING AGREEMENT

        THIS AGREEMENT is dated for reference this 28th day of April, 2003.

BETWEEN:

        DESERT SUN MINING CORP., a body corporate duly incorporated under the laws of Canada, and having an office at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, M5H 2M5

        (hereinafter called the "Company")

AND: OF THE FIRST PART

STEPHEN WOODHEAD CONSULTING, through the person of Stephen Woodhead, an individual with an address of 286 Northwood Drive, Oakville, Ontario, L6M 1M7

(hereinafter called the "Consultant")

                                  OF THE SECOND PART

WHEREAS:

A.   The Company is desirous of retaining the consulting services of the Consultant on a continuing basis and the Consultant has agreed to serve the Company as an independent contractor upon the terms and conditions hereinafter set forth.

        FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.   The Consultant shall provide consulting services as the Chief Financial Officer of the Company, and the Consultant shall serve the Company (and/or such subsidiary or subsidiaries of the company as the Company may from time to time require) in such consulting capacity or capacities as may from time to time be determined by resolution of the Board of Directors of the Company and shall perform such duties and exercise such powers as may from time to time be determined by resolution of the Board of Directors, as an independent contractor.

2.   The term of this Agreement shall be on a continuous month-to-month basis, subject to the termination provisions in paragraph 11 and paragraph 13.

3.   The basic remuneration for the Consultant's services hereunder shall be at the rate of $3,000 per month, subject to quarterly review by the Board of Directors, plus GST, together with any such increments thereto and bonuses as the Board of Directors of the Company may from time to time determine, payable in advance on the first business day of each calendar month.

4.   The Consultant shall be responsible for:

    a. the payment of income taxes and GST remittances as shall be required by any governmental entity with respect to compensation paid by the Company to the Consultant;
    b. maintaining proper financial records of the Consultant, which records will detail, amongst other things, expenses incurred on behalf of the Company; and
    c. obtaining all necessary licenses and permits and for complying with all applicable federal, provincial and municipal laws, codes and regulations in connection with the provision of services hereunder and the Consultant shall, when requested, provide the Company with adequate evidence of compliance with this paragraph.

5.   The terms "subsidiary" and "subsidiaries" as used herein mean any corporation or company of which more than 50% of the outstanding shares carrying voting rights at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such corporation or company) are for the time being owned by or held for the Company and/or any other corporation or company in like relation to the Company and include any corporation or company in like relation to a subsidiary.

6.   During the term of this Agreement, the Consultant shall provide the consulting services to the Company, and the Consultant shall be available to provide such services to the Company in a timely manner subject to availability at the time of the request.

7.   The Consultant shall be reimbursed for all traveling and other expenses actually and properly incurred in connection with the duties hereunder. For all such expenses the Consultant shall furnish to the Company an itemized invoice, detailing the services performed and expenses incurred, including receipts for such expenses on a monthly basis.

8.   The Consultant shall not, either during the continuance of this contract or at any time thereafter, disclose the private affairs of the Company and/or its subsidiary or subsidiaries, or any secrets of the Company and/or subsidiary or subsidiaries, to any person other than the Directors of the Company and/or its subsidiary or subsidiaries or for the Company's purposes and shall not (either during the continuance of this Agreement or at any time thereafter) use, for the Consultant's own purposes or for any purpose other than those of the Company, any information the Consultant may acquire in relation to the business and affairs of the Company and/or its subsidiary or subsidiaries.

9.   The Consultant shall well and faithfully serve the Company or any subsidiary as aforesaid during the continuance of this Agreement to the best of the Consultant's ability in a competent and professional manner and use best efforts to promote the interests of the Company.

10.   The Consultant agrees with the Company that during the term of this Agreement, so long as the Board of Directors of the Company may so desire, to serve the Company as an officer and director, as applicable, without additional remuneration other than as provided in paragraph 3.

11.   This Agreement may be terminated forthwith by the Company, without prior notice, if at any time:

    (a) The Consultant shall commit any breach of any of the provisions herein contained, including negligent performance of the duties hereunder; or
    (b) The Consultant shall be guilty of any misconduct or neglect in the discharge of their duties hereunder; or
    (c) The Consultant shall become bankrupt or make any arrangements or composition with the Consultant's creditors; or
    (d) The Consultant shall become unsound mind or be declared incompetent to handle their own personal affairs; or
    (e) The Consultant shall be convicted of any criminal offence other than an offence which, in the reasonable opinion of the Board if Directors of the Company, does not affect their position as a Consultant or, if applicable, as a director of the Company.

12.   In the event this Agreement is terminated by reason of default on the part of the Consultant, then at the request of the Board of Directors of the Company, the Consultant shall forthwith resign any position or office that the Consultant then holds with the Company or any subsidiary of the Company.

13.   In addition to the termination provisions contained in paragraph 11, either party may terminate this agreement upon ninety (90) days written notice to the other party, or upon a different period of time as may be mutually agreed upon.

14.   The Company is aware that the Consultant has now and will continue to have financial interests in other companies and properties and the Company recognizes that these companies and properties will require a certain portion of the Consultant's time. The Company agrees that the Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for the Consultant to perform their duties under this Agreement.

15.   The services to be performed by the Consultant pursuant hereto are personal in character, and neither this Agreement nor any rights or benefits arising thereunder are assignable by the Consultant without the previous written consent of the Company.

16.   The parties shall indemnify and save each other harmless from and against all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which either party, including their respective officers, employees or agents may suffer as a result of the negligence of the other party in the performance or non-performance of this Agreement.

17.   It is expressly agreed, represented and understood that the parties hereto have entered into an arms length independent contract for the rendering of consulting services and that the Consultant is not the employee, agent or servant or the Company. Further, this agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

18.   Any notice in writing or permitted to be given to the Consultant hereunder shall be sufficiently given if delivered to the Consultant personally or mailed by registered mail, postage prepaid, addressed to the Consultant at the last residential address known to the Secretary of the Company. Any such notice mailed as aforesaid shall be deemed to have been received by the Consultant on the first business day following the date of mailing. Any notice in writing required or permitted to be given to the Company hereunder shall be given by registered mail, postage prepaid, addressed to the Company at the address shown on page 1 hereof. Any such notice mailed as aforesaid shall be deemed to have been received by the Company on the first business day following the date of the mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

19.   The provisions of this Agreement shall endure to the benefit of and be binding upon the Consultant and the successors and assigns of the Company. For this purpose, the terms "successors" and "assigns" shall include any person, firm or corporation or other entity which at any time, whether by merger, purchase or otherwise, shall acquire all or substantially all of the assets or business of the Company.

20.   Every provision of this Agreement is intended to be serverable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of the provisions of this Agreement.

21.   This Agreement is being delivered and is intended to be performed in the Province of Ontario and shall be construed and enforced in accordance with, and the rights of both parties shall be governed by, the laws of such Province and the laws of Canada applicable therein. This Agreement may not be changed orally, but only by an instrument in writing signed by the party against whom or which enforcement of any waiver, change, modification or discharge is sought.

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          IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first
above written.
DESERT SUN MINING CORP.

Per:_____
Authorized Signing Officer

STEPHEN WOODHEAD CONSULTING, by Stephen Woodhead

_____

Exhibit 8

DESERT SUN MINING CORP.
Form 20-F Registration Statement

EXHIBIT 8

The Company has two wholly owned subsidiaries:

a. Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); and

b. DSM Participacoes Ltd., incorporated in Brazil.

Exhibit 12

CERTIFICATION

I, <u>Stan Bharti</u>, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of <u>Desert Sun Mining Corp.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>October 24, 2003</u>

<u>Stan Bharti</u>
Chief Executive Officer

Exhibit 14.1

DESERT SUN MINING CORP.

ANNUAL INFORMATION FORM

65 Queen Street West, Suite 810

Toronto, ON   M5H 2M5

Tel : 416-861-0341

Fax : 416-861-6185

http://www.desertsunmining.com

info@desertsunmining.com

Dated: January 3, 2003

TABLE OF CONTENTS

TABLE OF CONTENTS

The following documents are specifically incorporated by reference in this Annual Information Form:

1. The Desert Sun Mining Corp. Annual Report 2002 (the "Annual Report") including the consolidated financial statements of Desert Sun Mining Corp. for the year ended August 31, 2002 and the auditors' report thereon the ("Consolidated Financial Statements");

2. The Management Information Circular dated January 3, 2003 (the "Information Circular") related to the annual and extraordinary meeting of shareholders of Desert Sun Mining Corp to be held February 12, 2003; and

3. A report dated September, 2002 entitled "A Review of the Exploration Potential Of, and a Proposed Exploration Program For, the Jacobina Property, Bahia State, Brazil" prepared by B. Terrence Hennessey of Micon International Limited.

ITEM 2: CORPORATE STRUCTURE

2.1 Name And Incorporation

Desert Sun Mining Corp. (the "Issuer") was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, the Issuer changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a 4 to 1 basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value. On February 20, 1986, the Issuer changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 14, 1990, the Issuer increased its authorized share capital from 10,000,000 to 25,000,000. On March 11, 1991, the Issuer changed its name to Yellow Point Mining Corp., consolidated its common shares on a 6 to 1 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On August 26, 1994, the Issuer changed its name to Desert Sun Mining Corp., consolidated its common shares on a 5 to 1 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On May 9, 1996, the Issuer subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into 2 shares and altered it authorized capital to consist of 50,000,000 common shares without par value. As of the date of this Annual Information Form, there were 16,825,108 common shares without par value issued and outstanding.

The head office and registered office of the Issuer is located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5, CANADA.

2.2 Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of the Issuer, their respective jurisdictions of incorporation and the Issuer's current voting and equity interest therein. Unless otherwise indicated herein, the term the "Company" means collectively the Issuer and its subsidiaries.


DESERT SUN MINING CORP.
(British Columbia)
100%
100%
100%
Sun River Gold, Inc.
(Arizona)
(dormant)
Desert Sun de Mexico
S.R.L. de C.V.
(Mexico)
(dormant)
DSM Participacoes Ltd.
(Brazil)

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Four Year History

The following is a summary of the general development of the business of the Company over the last four completed fiscal years:

Fiscal 1999

The Company spent the entire fiscal year waiting for final Government approval and the signing of the Mineral Production Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR) relating to its Batangas Gold Project in South Luzon Island, in the Philippines. The Mineral Production Sharing Agreement includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is approximately 300 metres wide and 1.2 kilometres long.

As a result of the continued delay in acquiring the required permits, the 24 hole drill program recommended by the Company's consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, was put on hold pending the permits. The drilling was to form Phase I of his recommended drill program to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone. All planned exploration programs were put on hold, pending these permits.

A partial property payment of US$25,000 was made in October 1998 to Batangas Exploration and Development, Inc. No further payments were due until final government approval of the MPSA was received.

As a result of the Optionor's inability to obtain tenure to its claims by the fiscal year-end, the Company wrote down its investment in the Philippine project.

During the course of the year, the Company also examined other exploration opportunities, in the Philippines, Indonesia, Africa and Chile.

In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review, the Company decided not to enter into a formal agreement to participate in the joint venture.

The Company negotiated a Letter of Intent whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borite Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. As part of the agreement, the Company could elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. The parties will form a joint venture for the further development and operation of the project.

Write-offs of deferred expenditures and mineral properties taken by the Company during the fiscal year ended August 31, 1999 amounted to $745,810. Management concluded that the projects were are no longer considered viable given the current market conditions and the stage of exploration at which the property was at.

Fiscal 2000

The Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico.

The Issuer completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL. Title to all the claims of the Tubutama borate project were then transferred to Desert Sun de Mexico SRL.

The Company completed a Private Placement in the amount of $262,500. The placement consisted of 2,500,000 special warrants at a price of $0.105 per Special Warrant. Each Special Warrant entitled the holder to receive on the exercise, one unit consisting of one common share of the Company and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14, within two years of the payment date of the Special Warrants. The Company paid a finder's fee of 10% of the gross proceeds.

During the fiscal year, the Company completed the formal agreements relating to the Tubutama Borate Project which were accepted for filing by the Canadian Venture Exchange.

Other than minimal administration costs, a total of $16,266 was expended on set up costs for the Tubutama Borate Project in Sonora, Mexico, during the fiscal year.

Fiscal 2001

The Company maintained the status of its claims in the Tubutama borate project located in Sonora, Mexico by filing the requisite reports and paying the necessary taxes. Other than minimal administration costs, a total of $23,249 had been expended on set up costs and maintenance of the project. Upon acquiring additional financing, the Company planned an exploration program to evaluate the claims.

During the fiscal year, Management had attempted to arrange a financing for the borate project, but could not generate sufficient interest in the project to result in such a financing, thus leaving the Company unable to proceed with its exploration program. Management is currently evaluating the future of this project.

Fiscal 2002

The Company terminated its involvement in the Tubutama Borate Project in Mexico following receipt of notice that it was in default under the agreement governing such project.

On January 8, 2002 the Company entered into a letter of intent with William Multi-Tech Inc. (formerly William Resources Inc.) ("William") whereby William has agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.

On May 1, 2002 the Company entered into a revised agreement with William, whereby William granted to the Company the option to earn a 51% interest in William's wholly owned subsidiary, Jacobina Mineração e Comércio S.A. ("JMC"), which owns the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil. The total land position involved is approximately 64 kilometres long and two to four kilometers wide. To earn the 51% interest in JMC, the Company is required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004. If the Company spends less than US$2,000,000, its earned interest will be calculated and based on the following guidelines:

    Less than US$500,000: 0 %.
    Between US$500,000 and US$2,000,000: the Company's interest will be prorated from 10 % to 51%, based on funds spent.

After the interest in JMC has been earned, the Company will have the option of putting the property back into production and/or conducting further exploration, which will be funded on a 51/49 Joint Venture basis by the Company and William. The Company will be the operator. William will have the right to dilute its interest to a 20% carried net profits interest if the Company can finance the project and William decides not to match its contribution. The Company agreed to pay William Multi-Tech Inc. a non-refundable deposit of CDN$20,000 upon the closing of this transaction. On September 20, 2002, the Company entered into a Memorandum of Understanding ("MOU"), whereby the Company can acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 can be satisfied in equivalent value of shares in the Company.

On May 21, 2002, the Company completed a $100,000 private placement, which consisted of the sale of 500,000 units at $0.20 per unit. Each unit consisted of one common share and one non-transferable Series B share purchase warrant. Each Series B warrant entitles the holder to purchase one additional common share of the Company for $0.25 at any time up to and including April 17, 2003, or for $0.28 at any time after April 17, 2003 and on or before April 17, 2004. The proceeds from the private placement were used to increase general working capital. The Company did not pay a finder's fee for this transaction.

On June 17, 2002, the Company announced that it had commenced planning for a major exploration program on its Jacobina Mine property. The Company plans an integrated exploration program which will commence with analysis of remote sensing data and compilation of historical data, using a geographical information system (GIS), and 3D-modelling software. A detailed helicopter-borne magnetic, electromagnetic and radiometric survey at 100 metre line spacing and totaling approximately 2,500 line kilometers is planned. Ground follow-up will include geological mapping, sampling, trenching and prospecting with ground geophysical surveys (induced polarization and electromagnetic) over selected targets. Over 7,000 meters of diamond drilling is planned to follow-up known targets and new targets outlined in the planned program.

At the time of writing, the Company had completed most of the planned phase I exploration program, including diamond drilling, and the assay results are pending.

In August, 2002, the Company completed a $2.0 million equity placement. The proceeds will be used to conduct the exploration program on the Jacobina project in Brazil. The funds were raised in Europe and North America. The financing consists of special warrants issued at a price of Cdn$0.40 per special warrant. Each special warrant is exercisable for no additional consideration into one common share and 0.6 non-transferable Series A share purchase warrant. Each whole Series A warrant is exercisable into one common share at $0.50 per share at any time on or before August 3, 2004.

3.2 Significant Acquisitions and Significant Dispositions

Jacobina Paleoplacer Gold property, Bahia, Brazil

The Company has the right to earn up to a 100% interest in JMC, which holds the Jacobina Mine and related mineral concessions, located on the Jacobina Mine paleoplacer gold property in Brazil. The terms under which the Company may acquire such interest are described above in Section 3.1 – Three Year History – Fiscal 2002..

Tubutama Borate Project, Sonora, Mexico

The Company entered into an agreement dated May 30, 2000 to acquire up to an 80% interest in the Tubutama Borate Project in Sonora, Mexico ("Tubutama"). Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since June 30, 1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures. The Company could earn a further 20% interest by preparing a positive feasibility report on the project.

The Company was in default on the above agreement and in 2002 terminated its involvement in the project and incurred a one-time, non-cash, write-off of costs totalling $23,249.

3.3 Trends

The Company is involved in a business that depends, for the most part, on the price of gold bullion which affects the economics of the Company's properties and can have an impact on the Company's ability to raise capital through equity and/or debt financing. Until this last year, the trend for gold bullion has been a downward one since early 1996. It is beyond the Company's control to predict this trend in the future.

Other than outlined above, management is not aware of any trends that would have a material effect on the Company's business, financial situation or results of operations.

3.4 Risk Factors

The exploration for and development of mineral deposits involves risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and further exploration programs on the Company's existing resource properties will establish further reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit becoming unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

Currently, the Company only has sufficient funds to cover a portion of the proposed work program and other required working capital. Consequently the Company must raise additional funds to meet regulatory requirements and carry out the proposed work program. There is no guarantee the Company will be able to raise the required funds.

The success of the Company is largely dependent on the performance of its key employees and senior management. Failure to retain key employees or to attract and retain additional key employees with necessary skills could have a materially adverse impact on the Company's growth and profitability.

It is important to consider that the Company has not had a history of operations or earnings and the overall success of the Company will be affected by its future business activities.

Mineral prices can at times be affected by unpredictable international monetary and political considerations, such as currency devaluations or revaluations, economic conditions within an individual country, trade imbalances, or trade speculation. The price of minerals, in turn, can directly affect whether production from a property is viable.

Exploration of minerals involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Further, the Company's working capital is intended to be expended on properties, which have no known commercial reserves. There is no assurance that the Company will discover commercial quantities of ore.

There is a high degree of competition in the exploration and development of mineral properties and many of the Company's competitors have substantially greater technical and financial resources than the Company. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Mineral exploration is highly speculative in nature, involves many risks, and frequently does not lead to the discovery of commercial reserves of minerals. While the rewards can be substantial if commercial reserves of minerals are found, there can be no assurance that the Corporation's past or future exploration efforts will be successful, that any production there from will be obtained or continued, or that any such production which is attempted will be profitable.

The discovery of mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new, or amendments to existing, taxes and royalties. The effect of these factors cannot be accurately predicted.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Issuer is a mineral exploration company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties. The Issuer is in the exploration stage, as none of its properties are currently in production. Although the recently acquired Jacobina mine was previously in production, an extensive exploration program is currently planned and will be carried out, prior to any new production on this project. All work recently planned by the Issuer is directed at defining mineralization and increasing understanding of the characteristics of and economics of that mineralization.

The principal project of the Issuer is the Jacobina Project in the state of Bahia, in northeastern Brazil, a project whose primary focus is the exploration for and development of gold mineralization.

Competitive Conditions

The Company competes with other mining companies for mineral properties, for joint venture partners and for the acquisition of investments in other mining companies.

Business

The Company only has an option to earn an interest in JMC, which holds the Jacobina Property. If the Company fails to meet the payment and work commitments pursuant to such option, it will either earn a reduced interest or not earn any interest at all, in which event it will forfeit any funds expended to that date.

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties.

The Company plans to diligently attempt to apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees

As at August 30, 2002, in addition to its executive personnel, the Company retains one administrative person at its head office in Toronto. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Company's activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this political and economic instability include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company's business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Company cannot be accurately predicted.

4.2 Mineral Properties

JACOBINA PROJECT, BAHIA, BRAZIL

At the request of the Company, B. Terrence Hennessey, P.Geo., of Micon International Limited ("Micon"), prepared a report dated September, 2002 entitled "A Review of the Exploration Potential of, and a Proposed Exploration Program For, the Jacobina Property, Bahia State, Brazil" (the "Micon Report"). The Micon Report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"), and Mr. Hennessey is a "qualifed person" within the meaning of NI 43-101. The following description of the Jacobina Project is derived from the Micon Report.

1. Property Description and Location

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340 km northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.

The property is comprised of 5,996.3 hectares of mining concessions, 15,836.23 ha of granted exploration concessions and 6,119.42 ha of filed exploration claims. A complete list of all exploration concessions and claims, with their current status, are listed below. The leases and exploration concessions were surveyed a number of years ago and marked by concrete monuments at each corner and which remain in place.

The Jacobina property forms a contiguous elongated rectangle extending 62.0 km in a north-south direction, and varying from 2.5 to 4 km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.

MINERAL CONCESSIONS				
Concession Name	Type	DNPM Number	Area (ha)	Expiration Date
4 J	Mining Concessions	815,706/72	863.08	held in perpetuity
6 J	Mining Concessions	815,708/72	532.85	held in perpetuity
8 J	Mining Concessions	815,710/72	1,000.00	held in perpetuity
10 J	Mining Concessions	815,712/72	1,000.00	held in perpetuity
12 J	Mining Concessions	815,714/72	903.75	held in perpetuity
13 J	Mining Concessions	815,715/72	807.50	held in perpetuity
28 J	Mining Concessions	4,951/35	889.14	held in perpetuity
			5,996.32	**TOTAL**
				First 3 Year Permit Expires
G	Exploration Permits	800,602/78	1,000.00	Pending publication of Final Exploration Report by DNPM
MN 53	Exploration Permits	870,300/84	49.84	Pending publication of Final Exploration Report by DNPM
MN 62	Exploration Permits	870,309/84	389.24	Pending publication of Final Exploration Report by DNPM
39 J	Exploration Permits	870,847/85	821.40	Pending publication of Final Exploration Report by DNPM
45 J	Exploration Permits	870,087/86	128.75	December 2002 ***
47 J	Exploration Permits	870,086/86	41.29	Pending publication of Final Exploration Report by DNPM
49 J	Exploration Permits	870,616/86	55.56	December 2002 ***
50 J	Exploration Permits	870,555/86	232.90	Pending publication of Final Exploration Report by DNPM
51 J	Exploration Permits	870,595/86	25.36	Pending publication of Final Exploration Report by DNPM
53 J	Exploration Permits	870,928/86	165.20	January 2003 ***
54 J	Exploration Permits	870,129/87	1,000.00	Pending publication of Final Exploration Report by DNPM
55 J	Exploration Permits	870,701/87	1,000.00	Pending publication of Final Exploration Report by DNPM
56 J	Exploration Permits	870,890/87	1,000.00	February 2003 ***
58 J	Exploration Permits	870,851/88	909.52	August 2004 ***
60 J	Exploration Permits	870,524/90	202.62	Pending publication of Final Exploration Report by DNPM
62 J	Exploration Permits	870,100/92	1,000.00	Pending publication of Final Exploration Report by DNPM
63 J	Exploration Permits	870,101/92	980.00	Pending publication of Final Exploration Report by DNPM
64 J	Exploration Permits	870,102/92	1,000.00	Pending publication of Final Exploration Report by DNPM
69 J/A	Exploration Permits	870,825/01	581.58	November 2004 ***
72 J	Exploration Permits	872,125/95	712.54	December 2002 ***
73 J	Exploration Permits	872,126/95	779.86	November 2002 ***
74 J	Exploration Permits	872,127/95	833.17	November 2002 ***
75 J	Exploration Permits	872,128/95	145.60	July 2003 ***
76 J	Exploration Permits	871,116/97	441.50	August 2005 ***
77 J	Exploration Permits	871,117/97	800.00	August 2005 ***
78 J	Exploration Permits	871,118/97	636.84	August 2005 ***
79 J	Exploration Permits	871,119/97	684.00	August 2005 ***
80 J	Exploration Permits	870,824/01	219.46	July 2003 ***
			15,836.23	**TOTAL**
57 J/A	Application for Prospecting	871,054/96	999.86	3 years when awarded
59 J	Application for Prospecting	871,706/88	837.00	3 years when awarded
67 J/A	Application for Prospecting	870,295/84	770.80	3 years when awarded
68 J/A	Application for Prospecting	870,232/93	998.00	3 years when awarded
70 J	Application for Prospecting	874,853/93	659.76	3 years when awarded
71 J	Application for Prospecting	874,854/93	1,000.00	3 years when awarded
81 J	Application for Prospecting	870,857/02	854.00	3 years when awarded
			6,119.42	**TOTAL**
			27,951.97	**GRAND TOTAL**

*** *The Company will apply for an extension*

115

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the capital. Access to the property from Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained gravel road from the town to the mine site and the recently active mining operations of Canavieiras, Itapicurú and João Belo. Travel times are typically 4 to 5 hours from the mine to Salvador and less than 30 minutes from the mine to Jacobina.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with a reported population varying between 52,000 and 95,000, depending on the source of data. It provides all the accommodation, shopping and social amenities necessary for the mine's labour force. Electrical service is available and discussed in detail in Section 18 of this report. Telephone and internet service is also available in Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26° and nightly lows of 17°. February is the warmest month with average daily highs of 32° and nightly lows of 20° (Weather Underground website).

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Córrego Formation from which they are formed and which have been thrust faulted to surface at this location. The mountains have resulted in a local micro-climate of highly variable but, somewhat greater rainfall amounts than the surrounding region.

3. History

The Serra do Jacobina mountains have been mined for gold since the late 17th century. Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain. Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ore.

From 1889 to 1896, Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area. Total reported production is 84 kg of gold from a 130-m long drift. In the 1930's, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950's three mines opened, Canavieiras, João Belo, and Serra Branca. Canavieiras was the largest of these operations, and, at a capacity of 30 t per day (t/d), it produced 115,653 t with an average recovered grade of 18.13 g/t Au. By the 1960's all three of these operations were shut down due to political circumstances.

The modern history of the Jacobina mining camp began in the early 1970's with extensive geological study and exploration carried out by Anglo American. The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold bearing conglomerates to the well-known Witwatersrand reefs in South Africa. This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.

The feasibility study recommended that a mine be developed at Itapicurú with an initial plant capacity of 20,000 t per month (t/m) capacity. Development of the Itapicurú mine to access the Main Reef commenced in October, 1980. The processing plant was commissioned in November, 1982. In 1983, the first full year of production, production was 242,550 t with a recovered grade of 4.88 g/t Au yielding 38,055 ounces of gold.

From 1984 to 1987, exploration focussed on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about 2 km south of the Itapicurú mine. This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989. Concurrently, the processing plant capacity was increased to 75,000 t/m. In 1990, 538,000 t grading 1.44 g/t Au were produced, mainly from the open pit. Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 t milled for a recovered grade of 2.08 g/t Au. Underground development at João Belo commenced in 1990, as pit reserves were limited.

William Resources Inc. (now William Multi-Tech Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio S.A. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.

William operated the Itapicurú and João Belo mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices. The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production. William did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential.

From 1983 to 1998 JMC processed 6.8 million t of ore at a recovered grade of 2.76 g/t Au to produce over 600,000 ounces of gold as shown in Table 6.1. The bulk of production came from the Itapicurú and João Belo areas. João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production has been from underground.

Table 6.1
JACOBINA ANNUAL PRODUCTION HISTORY

	Itapicurú Tonnes	g/t Au rec'd	Canavieiras Tonnes	g/t Au rec'd	João Belo Tonnes	g/t Au rec'd	Stockpile Tonnes	g/t Au rec'd	Tonnes	Total g/t Au rec'd	Ounces
1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,889	2.16	36,035
1994	105,167	3.94			445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63			447,745	2.00	34,741	0.93	591,107	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998[1]	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
Total	2,450,218	4.04	342,594	4.75	4,797,276	1.88	368,822	0.93	7,961,850	2.62	669,653

[1] To November 30, 1988

The most recent mineral resource and reserve statement issued by the mine was produced in May, 1998 and is summarized in the tables below.

Table 6.2
SUMMARY OF MINERAL RESOURCES,
QUOTED BY JMC AS OF MAY, 1998

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	Itapicurú	232,000	5.83	43,500
	Canavieiras	32,000	8.78	9,000
	João Belo	2,489,000	2.31	184,900
	Subtotal	2,753,000	2.68	237,400
Indicated	Itapicurú	4,154,000	3.41	455,400
	Canavieiras	322,000	10.60	109,700
	João Belo	7,795,000	2.32	581,400
	Subtotal	12,271,000	2.91	1,146,500
Total Measured and Indicated	Itapicurú	4,386,000	3.54	498,900
	Canavieiras	354,000	10.44	118,700
	João Belo	10,284,000	2.32	766,300
	Subtotal	15,024,000	2.87	1,383,900
Inferred	Itapicurú	1,356,000	4.54	197,900
	Canavieiras	2,966,000	3.84	366,200
	João Belo	8,808,000	2.77	784,400
	Other Areas	9,817,000	2.97	937,386
	Subtotal	22,947,000	3.10	2,285,886

In 1998, JMC estimated its Mineral Resources and Reserves using a conventional longitudinal polygonal method and reported them using the classification system that recently (September 1996) had been adopted by the Canadian Institute of Mining and Metallurgy. General economic criteria were applied to the resource estimation in that resource blocks had to meet the average cash cost cut-off grade in order to remain in the published table of mineral resources. Micon International Limited ("Micon") reviewed the resources in 1998 and agreed that they were properly classified as reported by JMC.

JMC reported its mineral resources inclusive of those tonnes which have been reported with the mineral reserves. In others words, if a resource block was determined to be ore, it was diluted and adjusted for mining losses and reported in the Proven and Probable Reserves, and the associated undiluted tonnages were also reported with the Mineral Resources. Thus, the resources reported in Table 6.2 are inclusive of the reserves listed in Table 6.3.

Table 6.3
SUMMARY OF PROVEN AND PROBABLE MINERAL RESERVES
QUOTED BY JMC AS OF MAY, 1998

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Proven	Itapicurú	207,827	4.14	27,648
	Canavieiras	51,873	4.94	8,240
	João Belo	971,841	2.00	62,491
	Subtotal	1,231,541	2.48	98,379
Probable	Itapicurú	3,740,479	3.04	365,396
	Canavieiras	345,225	7.76	85,750
	João Belo	6,226,736	2.07	414,607
	Subtotal	10,312,440	2.61	865,753
Total Proven and Probable	Itapicurú	3,948,306	3.10	393,045
	Canavieiras	397,098	7.37	93,990
	João Belo	7,198,577	2.06	477,098
Grand Total		**11,543,981**	**2.60**	**964,132**

The diluted Mineral Resource grades were reconciled to production on an ongoing basis and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce reported reserve grades. The MCF was calculated using the formula (Recovered Grade + Tails Grade)/Reserve Grade. The MCF in use at mine closure was 95.4 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF).

During the course of its examination of the Jacobina operation in 1998, Micon reviewed the laboratory, data collection and verification, and mineral resource estimation procedures in use at the Jacobina mines and opined that "the resource estimation procedures, as used by JMC at Jacobina, conform to conventional, standard industry practice". Micon also spot checked certain calculation procedures and found no material errors.

4. Geological Setting

The gold mineralization of the Jacobina mine is hosted almost entirely within quartz pebble conglomerate of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic-age Jacobina Group. This Formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre. Overall, the property covers 62.0 km of strike length (8728800N - 8790800N) along the trend of the Jacobina Group. Within the property the Serra do Córrego Formation is exposed for 28.5 km (8740000N - 8768500N). In the remaining 33.5 km it is covered by the overlying Rio do Ouro Formation. Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long (8749000N - 8759000N) central zone.

To date production has occurred from three separate larger mines, Canavieiras, João Belo, and Itapicurú. Several smaller mines, such as João Belo South and Galleria 5, have also produced gold. Numerous inactive garimpos pepper the hillsides from one end of the belt to the other.

The Jacobina Group, consisting of conglomerate, quartzite, and pelite of Proterozoic age, was originally deposited over early Precambrian basement rocks. The Group is greater than 5,000 m in thickness and is divided into three formations which form a continuous north-south belt extending for 180 km. The Jacobina Group strikes in a northerly direction with moderate to steeply easterly dipping sedimentary and deformation structures. The sedimentary markers found indicate an eastbound source of sediments.

During the Transamazonic Orogeny (~ 2.0 Ga), the 5,000 m-thick sedimentary package was thrust towards the west, forming tectonic slabs. The Jacobina Group reflects either a rift or a foreland sequence association. The rift model has been proposed by a number of workers since the 1970's. More recent researchers have favoured a foreland basin model.

Three sedimentary cycles, represented by individual stratigraphic formations, account for the development of the Jacobina Group. From oldest to youngest these are the Serra do Córrego, Rio do Ouro and Cruz das Almas Formations. The Serra do Córrego Formation consists of interbedded quartzite and conglomerate, with preserved sedimentary structures characteristic of a braided stream type of deposition. The two conglomeratic members are separated by an intermediary quartzitic member. The Rio do Ouro Formation consists mainly of quartzite, locally with some interbedded conglomerates. The Cruz das Almas Formation consists of a package of chlorite and quartz-muscovite schists, along with phyllonite, phyllites and quartzites, which are cyclically interbedded.

The sedimentary sequence of the Jacobina Group indicates a continental environment evolving towards a marine turbiditic phase. The deposits are believed to be the product of a metallogenic cycle of erosion, sedimentation and mineral deposition similar to the South African Witwatersrand gold ores.

Property Geology - Host Rocks

The Jacobina sequence forms a prominent ridge, which is, on average, more than 400 m in elevation above the surrounding countryside, peaking at 1,200 m above sea level. The gold-bearing quartz-pebble conglomerate in the Serra do Córrego Formation forms a thrust contact with the basement gneiss-greenstone terrane. The formation is exposed for 28.5 km along strike, from Campo Limpo in the south to Serra Branca in the north, with a maximum thickness of 1,000 m at Itapicurú.

Outcrop of the Serra do Córrego Formation continues to 5 km north of the town of Jacobina, after which the cyclical accumulations of fluvial gravel and sand layers fine upward into marine quartzite that forms the Rio do Ouro Formation.   The underground mine excavations at Jacobina expose structures that characterize the fluvial system which controlled the deposition of the Serra do Córrego Formation. Cross-bedding and ripple marks show that the most prominent direction of stream flow was up the dip and to the north. The series appears as a monoclinal structure with the beds striking north and dipping from 45° to 65° to the east.

The Serra do Córrego Formation is subdivided into three main members. The thickness of these members is variable from section to section. Within each member are several units of quartz pebble conglomerate. These conglomerate units are called reefs, following the nomenclature used for the geologically similar region of the Witwatersrand in South Africa. Several of the reefs within the Upper and Lower Members have been mined, specifically the Basal, Main, Piritoso, Liberino, Holandes, Maneira, Intermediario, LMPC and MPC. All of these are situated less than 4 km from the Itapicurú plant, and contain extensions of mineralization at depth and often along strike. Other conglomerate units, situated further from the plant, are lesser known and constitute further potential for the discovery of new mineral resources. Amongst these are the Serra Branca, João Belo South and Campo Limpo areas where gold mineralization has been encountered in surface trenches or limited diamond drilling. Blind mineralization may also occur north of Jacobina, where the conglomerates are covered by the Rio do Ouro Formation. This formation is also characterized by auriferous quartz veins associated with mafic to ultramafic shear zones.

The main characteristics of the mineralized reefs are summarised in Table 7.1. The individual reefs are described in more detail in the following sub-sections.

Table 7.1
CHARACTERISTICS OF THE PRINCIPAL MINERALIZED REEFS

Mine	Zone	Location	Strike	Thickness	Description
Itapicurú					
	LVLPC	Morro de Vento	210 m	1.5m	Large and very large pebbles, only locally mineralized.
	Superior Reef	Morro de Vento	300 m	6.8 m	Medium to small pebbles, irregularly mineralized.
	Inferior Reef	Morro de Vento	250 m	1.4 m	Medium to large pebbles.
	Main Reef	60 to 90 m above basement, Itapicurú	3,000 m	Beds of 0.1 to 3.0 m, Zone up to 12 m	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
	Basal Reef	Base Itapicurú	1,600 m	3.0 to 8.0 m	Small to medium pebble, enrichment of gold at its upper and lower portions.
Canavieiras					
	Piritoso	Canavieiras	500 m	0.9 to 1.7 m	Average grade of 9.5 g/t Au, medium size pebbles.
	Liberino	Canavieiras	500 m	1.3 m	10 m above Piritoso, average grade of 6.1 g/t Au, medium to large pebbles.
	MU	Canavieiras	400 m	5 to 25 m	Pyritic, medium to large pebble conglomerates.
	LU	Canavieiras	400 m	1 to 10 m	Pyritic, large pebble conglomerates.
João Belo					
	LVLPC	João Belo North	600+ m	3 to 5 m	Large to very large pebbles.
	LMPC	João Belo North	600+ m	3 to 15 m	Large to medium pebbles, variable gold values.
	MPC	João Belo North	600 m	1.0 to 3.5 m	Medium size pebbles, locally contains pay values.

Structural Geology

Ductile deformation of the Jacobina Group package appears to be limited due to the very high quartz content of the rocks as evidenced by the presence of numerous primary sedimentary fabrics. Deformation therefore typically consists of brittle faults. Major faults are widely spaced, usually on the scale of hundreds of metres, with minor parallel ancillary faults. These major faults are moderate to high angle transverse faults and they are often accompanied by mafic to ultramafic intrusives. Often bordering the intrusives are narrow zones of recemented quartz pebble conglomerate breccia. Where intrusives are lacking, these units display wider breccia zones of a few metres. Numerous moderate- to high-angle brittle block faults are apparent and result in small offset of units.

Where exposed, the contact between the Precambrian basement and the Serra do Córrego Formation is highly sheared and is likely a thrust contact. It is represented by a single, relatively sharp, chloritic fault which parallels, or is slightly discordant to, bedding in the sediments. The entire sequence of the Jacobina Group, comprising the mountains of the Jacobina mine area, is a thrust slice onto the Precambrian basement rocks.

The property is crosscut and broken up by N70 E trending faults. These faults have a right lateral movement of several hundred to one thousand metres and cause successive blocks of the Jacobina Group to shuffle to the east, as one moves north. These faults have some vertical component of movement to them and may be occupied by mafic dykes. The N70 E structures break the Jacobina Group up into 2 to 5 km long blocks. The structures are frequently occupied by streams which have carved deep, steep-sided valleys and which represent the dividing lines between the major mines within the area. Much more minor, bedding-parallel faults also occur near the Jacobina mines.

Within the large blocks mentioned above, the stratigraphic sequence is often a monoclinal one, dipping steeply at 60° to 70° to the east. An exception to this is the block containing the Canavieiras mine where a broad rolling fold, hosting the mineralization, changes from steep east, through flat and shallow west dips before resuming the typical steep east dip.

Detailed interpretation of structure and underground assay data completed late in the life of Jacobina suggests that locally higher-grade mineralization can occur in shear zones.

Deposit Types

Anglo American was attracted to the Jacobina area in the early 1970's by what it felt were the remarkable similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. More recently, Goldfields' success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South America.

Africa and South America were originally part of a supercontinent known as Gondwanaland. Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago. Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents. The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth. Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks. The younger Precambrian rocks contain gold-bearing conglomerates (paleoplacers) which are about 1.8 billion years old. These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of feet in thickness (Heylmun, 2000).

The Witwatersrand Basin

The Witwatersrand Basin lies within the Kaapvaal Craton of southern Africa, formed 3.7 to 2.7 Ga. The strata of the basin lie unconformably on the Archean cratonic basement. The basal sequence, the Dominion Group, is a sequence of thin conglomerates and thick lava flows containing only one known gold-bearing zone and a uranium-rich stratum. The basal sequence was deposited approximately 3.0 to 2.7 Ga. After a hiatus of 100 million years, the Witwatersrand Supergroup was deposited. The Supergroup is divided into two units, the lower West Rand Group and the upper Central Rand Group. The West Rand Group was deposited at approximately 2,970 Ma and consists of shales, quartzites, grits and conglomerates and only one gold-rich conglomerate bed. In contrast, the Central Rand Group, deposited from approximately 2,914 Ma on, consists of quartzites (90%), grits and rare shale and, most importantly, numerous gold-bearing conglomerate horizons.

The exceptional gold reefs of the Witwatersrand Basin dip at 20 to 25° towards the centre of the basin and are found to persist over area of 10 to 100 km^2, maintaining consistent gold grades (approximately 15 g/t) and reef mineralogy. The auriferous reefs are commonly no more than one metre in thickness, although some of the richest reefs within the mid-fan facies are only centimetres thick. These reefs are conglomeratic units commonly overlying "interformational" unconformities in the alluvial fan deposits (Barnicoat et al., 1997). The conglomerate units are typically pebble-supported, mature (free of clays and silts) and tightly cemented.

There are two families of thought on the formation of the Witwatersrand deposits, the paleoplacer group and the hydrothermal group. There is some evidence supporting both models. Today most people seem to believe that these deposits were placers which have locally experienced some remobilization of gold by fluids after lithification.

The Witwatersrand has produced over 43,000 t of gold and the remaining reserves are known to contain another 40,000 t, making it, by well over an order of magnitude, the greatest gold producing area in the world.

Tarkwa

The Tarkwa mine is located in south central Ghana. In Ghana, the Birimian greenstone belt sequence occurs as irregular basins of predominantly metasedimentary strata, separated by a series of north-east trending belts of metavolcanics, on which the majority of the major gold deposits are clustered, and a north-northwest striking belt, the Lawra belt, which extends northwards into Burkina Faso. The Birimian greenstone belts in Ghana are unconformably overlain by Proterozoic age Tarkwaian metasediments, which are host to the gold mineralization at the Tarkwa mine. The style of the gold mineralization is similar to that found in the Witwatersrand Basin, concentrated in conglomerate reefs.

The deposit at Tarkwa is composed of a succession of stacked tabular palaeoplacer units, consisting of quartz pebble conglomerates, developed within Tarkwaian sedimentary rocks. Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging between 40 m and 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are located on and around the Pepe Anticline, a gently north-plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and the interlayered waste zones between the mineralized units thicken to the west. In 2001, Goldfields reported reserves of 131.2 million t grading 1.6 g/t Au containing 6.862 million ounces of gold. Total resources were reported as 340.4 million t grading 1.6 g/t Au and containing 17.067 million ounces of gold.

The Roraima Group

The Roraima group in northern Brazil, southern Venezuela and the Guyanas contains conglomerate beds (paleoplacers) in which are found gold and diamonds. Most of the placer gold and diamonds found in Venezuela and northern Brazil are thought to have been derived from paleoplacers in the Roraima (Heylmun, 2000). The gold-bearing quartz pebble conglomerates of the Serra do Córrego Formation at Jacobina are the most significant known deposit of this type in South America.

Jacobina

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation. William staff indicated to Micon during the 1998 visit that they felt this was probably the original source for the gold, but that some remobilization had taken place, and refer to the presence of narrow, gold-bearing quartz veins in some of the nearby ultramafic dykes. Micon concurred with this opinion, particularly in light of the apparent correlation of high fuchsite concentrations with high gold values. Fuchsite is a hydrothermal alteration mineral and is rare in the Witwatersrand. In addition, Micon notes that the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

The Company will be proceeding with its exploration program, using a similar geological model to William, and including more exploration effort directed towards the understanding of structure.

5. Exploration

At the time of writing, the Company had completed most of the planned phase I exploration described in the following pages; including, the diamond drilling of 12 holes, and assay results are pending.

Anglo American conducted several decades of extensive exploration work on the Serra do Córrego Formation, principally in the area of the Itapicurú, João Belo and Canavieiras mines, resulting in the discovery of these deposits.

William completed an exploration program in 1997 to search for depth extensions to the Canavieiras mine and southerly extensions to the João Belo mine. The results of this program are discussed in the Geological Settings and Mineralization Sections.

Except for work by garimpeiros, most of the belt of exposure for the Serra do Córrego Formation remains relatively unexplored.

6. Mineralization

Gold Mineralization

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Córrego Formation. Gold occurs predominantly within well packed conglomeratic layers in which small and medium size quartz pebbles are present. The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold. Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite. Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au). Higher concentrations of gold are often encountered within the foreset beds, adjacent to topset beds, within a cross-bedded reef although this may also reflect structural upgrading. Two important examples of this style of mineralization are the Canavieiras mine and the Garimpo Americano, both important exploration targets.

The gold-bearing reefs are typically 1.5 to 8.0 m wide, showing a lenticular shape with their major axis dipping easterly. These reefs can be followed along strike for hundreds of metres, and in some cases for kilometres. Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

Not all conglomerates of the Serra do Córrego Formation are mineralized, and many are completely barren of gold. Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns. The differences are likely due to changes in the depositional environment, and possibly also in the source areas. Recent work by JMC in the later years of mine operation, however, indicates that structure has a more important role in localizing gold mineralization.

Ore Zone Descriptions

While the reefs are variable in thickness, they are very continuous in strike length and down dip extension, reflecting their sedimentary origins. Gold has a heterogeneous distribution within these reefs, with higher-grade concentrations often found at the upper contacts. These higher-grade zones have been interpreted as being due to paleo-weathering, but may also reflect structural upgrading. There are, however, other zones of gold enrichment related to tectonic activity. In some cases (e.g. Canavieiras) the structural enrichment by remobilization is much more important than any weathering related enrichment.

Most of the gold occurs in the form of free gold, hosted almost exclusively in the matrix of the quartz pebble conglomerates. Locally, economic zones of gold mineralization are found within the adjacent quartzites, but these are of limited importance. The gold-mineralized matrix of both the conglomerates and adjacent quartzites are typically rich in fuchsite, giving the rocks a distinctive green colour on a fresh surface. However, fuchsite-bearing conglomerates with little or no gold also occur.

Several of the conglomerates also have significant pyrite concentrations in their matrix, although the presence or absence of pyrite is not a useful indicator of gold grades.

Similar to other gold-bearing quartz pebble conglomerates of the world, the reefs at Jacobina also contain trace amounts of uranium, a potentially useful exploration tool especially in areas covered by later sediments.

Stratigraphy Of The Gold Mineralized Units Of The Lower Conglomerate Member

The Lower Conglomerate Member contains two principle reefs, the Basal Reef and the Main reef.

The Basal Reef is presently known only at Itapicurú where it has been recognised along 1,600 m of strike, 700 m of which is exposed by underground development. It constitutes the first conglomerate of the sequence, usually laid directly over the gneiss-greenstone basement although a narrow, basal quartzite bed is found locally between the basal conglomerate and the basement. Typically the basal conglomerate is 3 to 8 m thick and pyritiferous, with small- to medium-sized well-packed pebbles. Economic concentrations of gold occur along its lower portions, which are interpreted to result from the concentration of gold along shear zone contacts. A layer of pebbly quartzite and a poorly-packed large pebble conglomerate with erratic and uneconomic concentrations of gold covers it.

The Main Reef is the next gold-mineralized conglomerate in the sequence and is composed dominantly of cross-bedded quartzite, with local conglomerate horizons. This zone is up to 12 m thick, and is located about 60 to 90 m above the basement. As with the Basal Reef the Main Reef zone occurs at Itapicurú, extending for 3,000 m from the Morro do Cuscuz area in the north, to Morro do Vento, in the south.

Along its full extent, the Main Reef Zone lies between two remarkably continuous and contrasting conglomerates. The Footwall Conglomerate is a very well packed and sorted, oligomictic, pyritiferous, medium-sized pebble conglomerate. It is 35 to 45 m thick. The Hangingwall Conglomerate is a 30 m- to 40 m-thick, poorly packed, oligomictic, large pebble conglomerate, devoid of pyrite and gold grades, and locally occupies channels cut in the Main Reef Zone.

The Main Reef is exposed underground along its complete strike length. It consists of a bed of pyritiferous, small to medium pebble conglomerate. It varies from 0.1 to 3.0 m in thickness, with an average of about 2.0 m. Three channels of deposition have been identified, which usually narrow gently towards their edges and locally host enriched gold concentrations due to possible reworking.

Although it presents attractive grades and thickness, as demonstrated by core holes and the underground exposures, the central channel is broken by a zone of closely-spaced faults, and split into small slices, inhibiting mechanized mining. Only a small part of this channel was exploitable with the methods used and was not considered a mineral reserve for the mine. However, the southern channel is remarkably continuous and uniform and constitutes most of the resources and reserves previously reported by JMC for this conglomerate.

Stratigraphy Of The Gold Mineralized Units Of The Upper Conglomerate Member

The Upper Conglomerate Member contains sections of mineralized conglomerate units along its complete strike length, from Serra Branca in the north to Campo Limpo in the south, a distance of 28.5 km. The better-known conglomerates are those already exposed by mining at Canavieiras, Serra do Córrego, Morro do Vento and João Belo.

The Upper Member has a great number of conglomerates, all well-packed, pebble-supported, oligomictic, and dominantly consisting of medium to very large quartz pebbles. The conglomerates are concentrated in three massive units, each one aggregating to 65 to 80 m in thickness, all containing interbeds of planar or through cross-bedded quartzite. The three conglomerate units (Lower, Intermediate, and Upper) are separated by two quartzites with widths ranging up to 90 to 100 m.

The Lower Conglomerate Unit of the Upper Conglomerate Member is host to most of JMC's resource base reported at the time of mine closure, including the LMPC reef at the João Belo mine and the Intermediate Reef sequence at the Itapicurú mine. The conglomerate beds consist typically of medium to large quartz pebbles supported in a sandy matrix. The fuchsite-rich matrix has significant but variable amounts of pyrite. The individual conglomerate beds can be traced on surface and in underground workings for hundreds of metres along strike and possess significant down dip extension.

At the João Belo North mine, the Lower Unit of the Upper Conglomerate Member consists of three consecutive, well-packed, pyritiferous quartz-pebble conglomerate units, all of which host mineralization that was previously mined. The lower conglomerate layer, or MPC Reef, is mostly comprised of medium-sized pebbles, with a thickness of 1.0 to 3.5 m. The second conglomerate layer, or LMPC Reef, consists of large and medium pebbles and is 3 to 15 m thick with variable gold values. The upper conglomerate layer, or LVLPC Reef, varies from 3.0 to 5.0 m in thickness and consists of large to very large pebbles in a greyish matrix. At some sites there is a mineralized small pebble conglomerate, known as the SPC Reef, at the upper contact of the LVLPC. Thin wedges of quartzite often mark the contacts between the three conglomerates. There are also differences in the colour of some pebbles, ranging from pink to yellow to green. The mined zones extend for at least 900 m along strike and mine workings are presently focused in the LMPC Reef.

The João Belo mine included ore zones north and south of the cross cutting mafic dike. The area immediately south of the dike is called João Belo South Extension and was drilled during 1997, confirming the continuity of the mine stratigraphy over 450 m to the south of the mine workings with similar grades and widths.

At Itapicurú (Morro do Vento), three oxidized conglomerates of the Lower Unit of the Upper Conglomerate have been developed and partially exploited underground. All three have a pyrite-rich matrix and are well packed. The lower is the Inferior Reef, with medium to large pebbles being continuous along strike for 250 m, and 1.4 m thick. Above it, the Superior Reef (marked LMPC on the section) is characterized by medium to small pebbles toward the top and medium to large pebbles in the base. The best-mineralized area is at the centre of Morro do Vento where over 280 m of strike length, with more than 3.0 g/t Au over 6.8 m thickness has been defined. The upper mineralized conglomerate is the LVLPC Reef, made up of large and very large pebbles, but which is only locally mineralized.

At Serra do Córrego and Canavieiras the LU and MU Reefs (Lower Unit and Middle Unit) are located in the base of the Upper Conglomerate Member. At the Canavieiras mine, these two reefs do not outcrop but were identified by three drill holes below the Piritoso Reef and are limited by faults and intrusive rocks. The LU Reef occurs in the top of a conglomerate layer with medium-sized pebbles. The MU Reef is pyritiferous, with large- to medium-sized pebbles and is more than 20 m thick.

At Serra do Córrego the LU and MU Reefs outcrop along a strike length of over one kilometre. They are pyritic and contain medium-sized pebbles with locally higher gold values near the top.

In the Intermediate Unit of the Upper Conglomerate Member, mineralized conglomerates are more frequent in the lower section, and frequently amongst non-economic conglomerate beds. They have a pyrite and fuchsite-rich matrix, and typically are one to several metres in thickness, with hundreds of metres of strike extension and a significant down-dip extension. Some have smaller pebbles and better packing at their upper contact, clear indications of alluvial reworking.

At the Canavieiras mine, the Intermediate Unit of the Upper Member is 82 m thick and is characterized by six well-mineralized and well-packed oligomictic, and highly-pyritiferous conglomerates, of which the lower two, the Piritoso and the Liberino, were more developed and exploited along 500 m of strike length. Both are extensively oxidized on the developed levels. The most productive is the Piritoso Reef, located 10 m below the Liberino Reef, with 0.9 to 1.7 m of thickness and pebbles of medium size, where higher than average grades have been discovered. The Liberino Reef, averaging 6.1 g/t Au, is typically 1.3 m thick and consists of medium to large pebbles, in a greenish matrix (fuchsite). The other reefs of the Intermediate Member are the 4A, 4B, N5, Holandes and Maneira. These were only mined locally.

When the 1997, mineral resources were estimated, the Canavieiras mine was considered to be of secondary importance. However, structural and stratigraphic reviews had shown that the LU-MU reef could exist below the previously-mined Piritoso Reef. One diamond drill hole was drilled in October/November 1997 which gave results of 7.07 g/t Au over a 24.0 m true width from the MU reef, and 2.55 g/t Au over 3.01 m from the LU reef.

These results significantly added to the knowledge of these deeper ore zones, and indicate a potential for the discovery of significant new mineral resources, not only in the Canavieiras mine, but throughout all of the mineralized zone of the Serra do Córrego Formation.

The Liberino and Piritoso reefs in the Canavieiras mine contain some of the highest grade ore ever mined by JMC. This mine has very complex structural geology and the mineralized zones are limited by large faults, many of them filled with sheared volcanic material. The higher-grade nature of this mineralization could well be related to this structural complexity.

7. Drilling

The database, from which JMC estimated the mineral resources at the Jacobina project is comprised of two types of sample, drill core and chip/channel samples. Until the mid 1990's, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC computerized the database after acquisition by William, but had not used it in any mine planning software package as of the date of mine closure.

The drill holes in the database are a mixture of BQ (core diameter = 36.5 mm) and TT (slightly smaller than BQ) sized core. The BQ core is drilled from company-owned surface exploration drill rigs and the TT core from underground.

All drill hole setups were marked up underground, in paint, by a surveyor. The markup included a foresight and backsight in addition to the hole number, inclination and hole length. Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate. The mapping was plotted on plans, as was the chip/channel sampling, and is available for interpretation purposes during resource estimation. The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

There are nearly 300 holes and 40,000 m of drilling in the João Belo mine portion of the database alone with many more in other areas. A complete description of the drilling is not possible within the scope of this report. However, specific drill programs are described in Section 19 of the Micon Report where they affect interpretation of exploration potential.

8. Sampling and Analysis

JMC geologists lithologically logged and sampled all drill holes. Previous practice was to sample all conglomerates, but William changed this to a practice of sampling through the conglomerates into adjacent quartzites on both sides. Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference. Underground definition drill holes are whole-core sampled. Generally, all samples were submitted to the mine's assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory.

JMC Database

The Jacobina project had a relatively modern, well-equipped assay laboratory on site near the plant and metallurgical facility at the Itapicurú mine. The laboratory is equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AA) analyses. AA determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold. All samples from the geology department were analysed by the FA method with gravimetric finish.

The sample preparation facility at the laboratory consists of a sample drying and handling area and a crushing room. After drying, samples were crushed in stages using a jaw crusher and roll crusher. Samples were then split with a Jones riffle splitter to produce a large sample which was ground to minus 100 mesh pulp in a disk pulverizer. The final pulp was rolled on a rubber mat and then quartered. Sample increments were selected from opposite quarters to composite an analytical subsample or aliquot. This sample was then subjected to FA analysis.

Historically JMC used 100-g aliquots for its fire assays. After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size. In Micon's experience this is a very large aliquot size and is likely to result in relatively little variability being introduced at the sample preparation stage. The 100-g samples were fused in a single large crucible. Crucibles for metallurgical and geological samples were kept separate.

Micon's review in 1998 concluded that the sample preparation procedure described above is a conventional one used in the mining industry for decades. It should be noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a tendency to smear gold onto the plates and retain it, only to release the gold later in a following sample. Present best practice is considered to be a ring and puck pulverizer. The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a subsample for further preparation or analysis. In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled. A sample processed this way has not been homogenized but, rather, has been segregated. As a result, adequate subsampling for analysis can become difficult. The practice of quartering the pulp to subsample, as used at Jacobina, tends to mitigate this effect somewhat. The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a subsample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect. Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the lack of coarse or even visible gold, Micon believes that they have had a very limited effect on the accuracy of the resource estimation. The discussion on data quality below tends to support this view.

In Micon's view the Jacobina laboratory was generally well-operated. It exhibited a high degree of general cleanliness and good housekeeping.

Data Quality

The Jacobina laboratory ran a quality assurance/quality control (QA/QC) program. This program consisted of introducing one sample duplicate and one blank sample with each tray of 35 fire assays. At the time of Micon's visit it was William's intention to expand the QA/QC program to purchase and include an analytical standard and to involve the laboratory in a round-robin cross checking program with other laboratories in Brazil and/or elsewhere in South America.

William also performed an initial statistical analysis of a portion of the Jacobina database after its acquisition of JMC. The data used for the estimation of the resource at João Belo were studied and this study was reviewed by Micon in 1998. Frequency histograms and log probability curves were plotted for the raw data.

The plots of raw data from João Belo show a single, lognormally distributed population from just above the 10th, out to beyond the 99th percentile, representing a gold grade range of about 0.1 to over 100 g/t Au. Below the 10th percentile, or approximately 0.1g/t Au, most of the data reported as having a value of 0.01 g/t Au. No analytical results were reported with values of 0.02 to 0.04 g/t Au and very few for 0.05 g/t to 0.09 g/t Au. This probably indicates an inability to discriminate between gold values in this concentration range and likely means that the laboratory has an accuracy of about ±0.1 g/t Au. The data also show very few outliers. Of the 39,664 assays in the database, only 32 were above 30.0 g/t Au.

It was Micon's opinion that the portion of the database used by JMC to estimate the resources at João Belo was a "clean" and well-sampled one and was suitable for use in the accurate estimation of a resource. It is likely that the remainder of the database is of similar quality.

Data Verification

At the time of writing, DSM had completed most of the planned phase I exploration of the properties, including diamond drilling, and assay results are pending. Independent verification of data was not included within the scope of Micon's present assignment on behalf of DSM; as discussed above, Micon conducted data verification as part of its assignment on the property in 1998.

William instituted a number of data verification checks when it acquired JMC and had contracted the BLM Service Group to perform a review of exploration and resource estimation procedures. Included within this review was a verification of the accuracy of entries into the geological database used to estimate resources at Jacobina. Several corrections were made and changes to standard procedures were instituted.

The ultimate measure of data quality is the metallurgical balance and reconciliation of reserves to that balance. The results of the reconciliation, described above, in Section 6 of this report, show that the reserve estimates were predicting the head grade of mill feed to within less than 5% of the true grade, which was adjusted for with an MCF. Micon considered this to be acceptable and within the normal range for mines.

9. Security of Samples

Desert Sun has completed most of the planned phase I exploration and it is its intention to run an industry-standard sampling and analytical program for the exploration program. Brazilian laboratories have been be used, however, only those which are ISO-certified and affiliated with a major foreign laboratory, such as SGS or ALS, will be considered for selection. A program of insertion of blanks, standards and duplicates have been instituted and 10 to 15% of the pulps will be rerun at a certified Canadian laboratory.

10. Mineral Resource and Mineral Reserve Estimates

It is the Company's intention to re-examine JMC's mineral resource and mineral reserve estimates in the future. JMC's most recent resource estimate was made by hand using a longitudinal polygonal method. The Company intends to perform its estimate with a block model, incorporating exploration results from the program proposed herein.

Given the significant change in the US dollar: Real exchange rate in recent years, mining costs expressed in dollars are expected to have changed greatly. A new feasibility study will be required before any mineral reserve can be estimated.

At the time of writing this report, Desert Sun has not presented any mineral resource or reserve estimations for the Jacobina mine.

11. Exploration and Development

As a condition of the Option Agreement, the Company must spend US$2,000,000 to earn a 50% interest in JMC. The company has therefore developed a proposed exploration program with this total expenditure partly in mind. The proposed program, as presented to Micon by DSM, is in two phases:

Phase I has comprised regional exploration using remote sensing, analysis of airborne geophysical data, geological data compilation using GIS, modelling of mineral deposits using Gemcom, ground geological and geophysical follow-up and approximately 2,300m of surface diamond drilling. At the time of writing, assay results from the diamond drilling are pending.

Phase II will be primarily focussed on surface drilling to outline discoveries and define mineralization following up on results from Phase I. Dewatering and underground drilling will also be done at Canavieiras. Total drilling will be 5,000 to 6,000 m.

Phase I

The components of the Phase I program are as follows:

Remote Sensing

The JMC property holdings area is covered by a single LANDSAT scene, which facilitates analysis. In addition, DSM is also investigating availability of coverage from Brazilian satellites that may be more recent.

Clay index, iron oxide, vegetation and composite maps will be generated to aid interpretation. A geological interpretation map and a fracture/fold lineament map based on available geological information and spectral data will be prepared. The distribution of known mineral occurrences will be compared to the lineament map in order to identify structural controls on mineralization. Target areas will be selected for ground follow-up and additional study.

GIS

The property has good base level geological data that were largely compiled by Anglo American in the 1970's. All of the garimpos in the belt have been mapped in considerable detail and much of the data are presented in well-drawn, hand-drafted maps. However, little of this data beyond the immediate mine area have been properly compiled.

In 1996-1997, JMC commenced the compilation process and geological maps in the immediate mine areas were digitised. DSM will continue this work and compile available data over the entire property. Topography and other useful data will be digitised and the results of the remote sensing work will be integrated into the model. Analysis of the model will be undertaken in order to outline target areas which will be investigated by ground follow-up. This work will be done in ArcView with the assistance of a GIS specialist.

Airborne Geophysical Data

An initial quote for flying the property at 100-m line spacing (magnetic, electromagnetic and radiometric coverage) from Fugro indicated a cost of US$250,000, which exceeded the available budget for DSM. Fortunately, the Brazilian government flew the general area three years ago and this coverage is planned to be available for purchase in August, 2002. The line spacing is somewhat wider, at 500 m, but, given the extensive nature of the belt and the relatively long strike length of the known deposits, it is anticipated that these data should be adequate for analysis of regional trends and identification of major target areas. The government airborne survey included magnetic, electromagnetic and radiometric data.

The data will be processed in Toronto by a reputable geophysical data processing firm under the direction of an experienced geophysicist. Representative rock samples will be collected at Jacobina and analyzed for their physical properties to aid in calibration of the airborne dataset. In addition, a 3-D constrained model which uses the airborne data in conjunction with geological and drilling data, will be built by Mira Geoscience in Montreal.

Gemcom Modelling

In 1996-97, JMC carried out an extensive program of data verification and entry of historical data into digital form. Prior to this, all work at the mine was done manually. All drill hole information in the mines and immediately surrounding area was entered and verified. Level plans were digitised in AutoCAD and this information was imported into Gemcom. DSM plans to build on this work by completing the data compilation and then preparing 3-D models for all of the mines and surrounding area where sufficient drilling is available for modelling.

The emphasis will be on developing a predictive model for the entire belt since, previously, the mines were considered as separate segments with the correlations between mine stratigraphy done only on a very general basis. The successful drilling at Canavieiras in 1997, which returned 7.0 g/t Au over a 24.0 m true width, demonstrates the importance of this approach. JMC recognized that the MU and LU Reefs at Canavieiras are the same as those that have been mined extensively in the Itapicurú mine.

Ground Follow-up

DSM has retained an experienced geological crew in Brazil that will carry out ground follow-up of existing known targets and new targets identified as a result of the work outlined above. This work will include geological mapping, sampling and trenching/stripping where appropriate. Areas of recent garimpeiro activity, especially east of Jacobina, will be investigated. A provision has been made in the budget for ground geophysical follow-up surveys (IP or EM, depending on the target) in covered areas.

Diamond Drilling

JMC outlined a number of potential diamond drilling targets in 1996-97. The final selection of holes will be made on site and will include a mix of known targets and more "wild cat" holes to test major targets identified in the remote sensing/airborne geophysics/modelling/ground follow-up program.

The emphasis in the first phase will be on identifying major extensions to known mineralization and major areas of new mineralization. Successful drill holes will be followed up with more diamond drilling in the second phase. Drilling in the first phase has totalled approximately 2,300 m. Assaying will be done at an ISO-accredited laboratory in Brazil, with regular check assaying of pulps in an accredited laboratory in Canada. At the time of writing, assay results are pending.

The following table outlines the budget for Phase I of the Exploration Program for the Jacobina gold project:

DSM PHASE I EXPLORATION BUDGET
(US DOLLARS)

PHASE I BUDGET	2002					2003		
Activity	Aug	Sep	Oct	Nov	Dec	Jan	Subtotal	Total
Micon Report	7,000						7,000	7,000
Setup in Brazil								
- 2 pickups (4wd)	40,000						40,000	
- 3 Desktop Computers, 1 Laptop + Printers	9,000						9,000	
- AutoCAD, ArcView, CorelDraw	4,000						4,000	
- 1 Plotter and Digitizing Table	5,500						5,500	
- 2 GPS units, office furniture	3,000						3,000	61,500
Personnel in Brazil								
- Management + expenses	3,000	3,000	3,000	3,000	3,000	3,000	18,000	
- Geology team	11,000	11,000	11,000	11,000	11,000	11,000	66,000	
- Security, office, admin	12,000	12,000	12,000	12,000	12,000	12,000	72,000	
- Consumables, fuel, meals	2,500	2,500	2,500	2,500	2,500	2,500	15,000	
- Legal services	1,000	1,000	1,000	1,000	1,000	1,000	6,000	
- Travel to Toronto			2,500			2,500	5,000	182,000
LANDSAT Interpretation	6,500	6,500	2,000				15,000	15,000
Airborne Geophysical Interp.								
- Purchase of data – 2000 l-km	8,000						8,000	
- Processing of geophysical data		16,000					16,000	
- 3-D Constrained model			10,000				10,000	
- Geophysical Consultant, Interp.-Report		2,500	2,500	2,500			7,500	41,500
Geol. Interp. & GIS Data Comp.	4,000	5,000	3,000	3,000	3,000		18,000	18,000
Gemcom modelling								
- Software rental (1 Brazil, 1 Toronto)		2,300	2,300	2,300	2,300	2,300	11,500	
- Consultants (Brazil - setup/training)			5,000	5,000			10,000	21,500
Geol. Mapping, Prospecting, Sampling								
- Trenching, stripping			10,000	10,000			20,000	
- Assaying - 1500 samples		4,500	4,500	4,500	4,500		18,000	38,000
Check Assaying Program		3,000	3,000	3,000	3,000		12,000	12,000
Ground geophysics test survey			30,000	5,000			35,000	35,000
Diamond Drilling 2600m @ 100/m		60,000	100,000	100,000	40,000		300,000	300,000
Reporting					10,000	10,000	20,000	20,000
Management - Toronto + expenses	3,500	3,500	3,500	3,500	3,500	3,500	21,000	21,000
Laptop/software purchase	5,000						5,000	5,000
CAD drafting services	500	500	1,000	1,000	1,000	500	4,500	4,500
Pearson - site visits	3,000	3,000		3,000		3,000	12,000	12,000
Office expenses, shipping, telephone	1,000	1,000	1,000	1,000	1,000	1,000	6,000	6,000
Total	129,500	137,300	209,800	173,300	97,800	52,300		800,000
Balance of Budget to allocate depending on results								200,000
TOTAL								1,000,000

Phase II Exploration Program

Phase II will largely comprise diamond drilling (5,000 to 6,000m) following up on successful drilling in Phase I, with the aim of defining major additions to the current known mineralization and providing enough data for mineral resource estimation. Previous experience indicates that the continuity of mineralization at Jacobina is good, hence wide step outs for drill holes, in the order of 100 m, are considered reasonable, provided that there is good knowledge of cross-faulting and thrust faulting that affects geometry. The Gemcom model and GIS information will be used to aid in locating drill holes. Dewatering and underground drilling at Canavieiras to define the mineralization identified by previous operators in the MU and LU Reefs will also likley be carried out during this phase.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

	Year ended August 31st (audited)		
	2002	**2001**	**2000**
Net sales or total revenues	2,414	107	3,465
Income from continuing operations			
- in total	Nil	Nil	Nil
- per share	(0.00)	(0.00)	(0.00)
Net income (loss)			
- in total	$(125,421)	$(38,569)	$68,822
- per share	(0.01)	(0.00)	(0.010
Total Assets	1,812,288	31,947	30,653
Total long term debt	Nil	62,102	56,837
Cash dividends declared per share	Nil	Nil	Nil

The Issuer's accounting policy with respect to deferred exploration costs is to capitalize expenditures incurred and charge the amounts to income when properties are developed to a stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs are charged against income in the year of abandonment or determination of value.

In the fiscal year ending August 31, 2002, the Company wrote-off its investment in the Tubutama borate project. This one time write-off was in the amount of $23,249.

5.2 Dividends

The Company has not paid any dividends since incorporation and dividends will not be paid by the Company in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its common shares.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 General

The following discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes of the Company for the year ended August 31, 2002 and for the years ended August 31, 2001 and 2000.

The Company's business consists of the exploration of resource properties, the results of which are measured by the extent and quality of mineralization discovered, as compared against the costs of attaining these results. The amount of the Company's administrative expenditures is related to the level of financing and exploration activities which are being conducted, which in turn may depend upon the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or do exploration work on them on a regular basis. As a result, there may not be predictable or observable trends in the Company's business activities, and comparisons of financial operating results with prior years may not be meaningful.

The Company's primary objective is to explore and, if warranted, to develop its existing properties. Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof. Identification of a commercial grade ore body and the ability of the Company to realize the costs it has incurred on a property is dependent upon the Company being able to identify the ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or be able to realize the costs incurred on a subsequent disposition of the property.

The Company's Jacobina gold property has a known body of commercial grade ore, which until 1998, included a producing mine. In 1998 the mine was shut down due to high production costs and low gold prices. With increased gold prices and a significantly devalued Brazilian currency, the Company believes that this mine can now be reopened and operated on a profitable basis.

In the preceding two fiscal years, the Company preformed no fieldwork and thus incurred limited expenditures on its properties. The majority of the current fiscal year has been spent evaluating new prospects for the Company. In January 2002, the Company signed a Letter of Intent to earn a 51% interest in the Jacobina gold project in Bahia, Brazil. Since that time, the Company's management has acquired the necessary financing to undertake an exploration and development program on the property. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina project.

6.2 Quarterly Information

	Aug. 2002 (4th Quarter)	May 2002 (3rd Quarter)	Feb. 2002 (2nd Quarter)	Nov. 2001 (1st Quarter)	Aug. 2001 (4th Quarter) (Audited)	May 2002 (3rd Quarter)	Feb. 2002 (2nd Quarter)	Nov. 2001 (1st Quarter)
REVENUES	2	0	5	5	107	104	81	60
EXPENSES	127,000	21,679	10,805	6,069	38,676	40,155	19,021	9,546
NET INCOME (LOSS)	125,421	(21,679)	(10,800)	(6,064)	(38,569)	(40,051)	(18,940)	(9,486)
LOSS PER SHARE	**0.01**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

Note : All quarterly numbers are a cumulative total for year-to-date

6.3 Liquidity And Capital Resources

Currently the Company does not have operating revenues, nor did it in fiscal 2001 and 2000. The Company does not anticipate generating any operating revenue until such time as the Jacobina project resumes production. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its ongoing operations.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past few years the price of metals has substantially decreased. If the decline in metal prices continues, this may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

For the year ended August 31, 2002, the Company raised $2,194,715 from the issue of 1,289,000 shares and 5 million special warrants. For the year ended August 31, 2001, the Company did not raise any funding, but in the fiscal year ended August 31, 2000, a total of $262,500 was raised by the issue of 2,500,000 special warrants. The Company currently has warrants and share purchase warrants outstanding, which if exercised, would raise $1,625,000 by the issuance of an additional 3,500,000 shares.

6.4 Results Of Operations

The Company's operating expenses for the year ended August 31, 2002 was $125,421. The majority of the expenses occurred in the fourth quarter as the Company's activities and management were restructured, and the Jacobina property option acquired.

The Company has incurred operating losses over the past several years and has a working capital of approximately $1.8 million at August 31, 2002 (2001 - $175,000).

The Issuer's activities are primarily directed to exploration programs, and yearly variations in individual property costs generally reflect increases or decreases in specific exploration costs.

Fiscal 2001 Compared with Fiscal 2000

The Company reported a net loss of $38,569 for the year ended August 31, 2001, or $0.00 per share compared to a net loss of $68,822 or $0.01 per share for the year ended August 31, 2000. The Company had no operating revenues for the year. The Company had no write-offs or write-downs during 2001 and 2000. Administrative expenses have declined in 2001 compared to the corresponding period in 2000, as the Company had performed no field work on its properties during the period.

Fiscal 2000 Compared with Fiscal 1999

The Company reported a net loss of $68,822 or $0.01 per share for the year ended August 31, 2000, compared to a net loss of $903,772 or $0.07 per share for the year ended August 31, 1999. The Company had no operating revenues over the period. The Company had no write-offs or write-downs during 2000 but in the fiscal year 1999, the Company wrote-down its Batangas gold project in South Luzon Island, Philippines in the amount of $745,810.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Issuer are listed and posted for trading in Canada on the TSX Venture Exchange under the symbol DSM and on the Pink Sheets in the United States under the symbol DSUNF.

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The following table sets out the names and municipality of residence of the Directors and Officers, all offices in the Company each now holds, each person's principal occupation for the preceding five years, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Annual Information Form:

Name and Municipality of Residence	Position(s) Presently Held with Issuer & Period of Service as a Director/Officer	Principal Occupation During the Past 5 Years	Common Shares Beneficially Owned (1)
Stan Bharti Toronto, ON	Director & President since February 28, 2002	Professional Engineer – President of Forbes & Manhatten Inc., President, Chairman & CEO of William Multi-Tech, CEO of Galaxy Online Inc., President of BLM Service Group	328,000*
Gerald P. McCarvill Toronto, ON	Director & Chairman of the Board since July 15, 2002	Merchant Banker – President & CEO McCarvill Corporation	126,000*
Peter Bojtos Lakewood, CO	Director since June 19, 2002	Professional Engineer – Independent consultant to numerous companies	110,000*
Kenneth Taylor New York, USA	Director since September 16, 2002	Business Consultant	Nil
Dr. William Pearson Thornhill, ON	Vice-President of Exploration since June 5, 2002, Director since August 23, 2002	Professional Geoscientist – President & Executive Director of the Association of Professional Geoscientists of Ontario, President of Pearson Geological Ltd., VP Exploration William Resources Ltd.	Nil
Mark Brennan Toronto ON	Vice President of Business Development Since August 15, 2002	Business Development Professional President, Linear Capital Corporation	28,000
Ian MacNeily Toronto, ON	CFO since September 16, 2002	Chartered Accountant, CFO of Tiomin Resources and former CFO of Pangea Goldfields Inc.	Nil

(1) The information as to shares beneficially owned or over which they exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Shareholdings shown are as at December 11, 2002.

*Three of the Directors hold directly or indirectly, calls on shares from a private investor as follows:

Stan Bharti – 1,000,000, Gerald McCarvill - 500,000 and Peter Bojtos - 100,000.

The Issuer does not have an Executive Committee, but is required to have an Audit Committee. The members of the Audit Committee are Peter Bojtos, Gerry McCarvill and Ken Taylor.

The directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 9.99% the outstanding common shares issued of the Company:

8.2 Corporate Cease Trade Orders Or Bankruptcies

None of the directors or officers of the Issuer, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, is, or within the 10 years before the date of the Annual Information Form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days.

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

None of the directors or officers of the Issuer, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, have been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority.

8.4 Personal Bankruptcies

None of the directors or officers of the Issuer, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, within the 10 years before the date of this Annual Information Form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts Of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Issuer's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 9: ADDITIONAL INFORMATION

1. The Issuer shall provide to any person or company, upon request to the Corporate Secretary of the Issuer:

    a) when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

    i. one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    ii. one copy of the comparative financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

    iii. one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

    iv. one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

    b) at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided the Issuer may require the payment of a reasonable charge if the request is made by a person or company who is not security holder of the Issuer.

Annual financial statements, proxy circulars and interim financial statements of the Corporation filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the issuers securities, options to purchase securities and interests of insiders in material transactions is contained in the Information Circular. Additional financial information is provided in the Consolidated Financial Statements of the Company for its most recently completed financial year.

NOTES

Technical Information and Interpretation
Materials and reports relied on in providing the technical information herein are available for review by contacting the Secretary of the Issuer.

Currency Equivalents
Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Metric Equivalents
For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
hectares	Acres	2.471
metres	Feet	3.281
kilometers	Miles	0.621
tones	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

Glossary of Terms

Except as otherwise defined, the following terms, used in this Annual Information Form, have the following meanings:

Au:	Gold
deposit:	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.
g/t; g Au/t:	Grams per metric tonne; grams gold per metric tonne.
geological resources:	Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".
indicated resource:	That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.
inferred resource:	That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.
JMC	Jacobina Mineração e Comércio SA, the Brazilian company that holds the claims for the Jacobina project.
measured resource:	That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.
Micon	Micon International Limited, a geological consulting company that has reviewed information on the project.
net profits royalty:	A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.
net smelter return royalty:	A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
ounces/oz:	Troy ounces.
oz/ton:	Troy ounces per short ton.
probable ore reserves:	That part of an indicated resource for which economic viability has been demonstrated at a confidence level which would justify a commitment to major expenditures.
proven ore reserves:	That portion of a measured resource for which technical and economic factors have been established at a high confidence level. The term is generally restricted to that part of a reserve which is being developed or mined or for which there is a detailed mining plan.
ton:	Short ton (2,000 pounds).
tonne:	Metric tonne (1,000 kilograms).

DESERT SUN MINING CORP.

4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5

Tel: (416) 361-0737

Fax: (416) 361-0923

_____

December 10, 2002
B.C. Securities Commission
Alberta Securities Commission
The TSX Venture Exchange

Attention: Filings/Listings:

Dear Sirs:

Re: Annual & Special Meeting of Shareholders

Please be advised that the Corporation will be holding an Annual & Special Meeting of Shareholders and the following are the relevant dates pursuant to National Instrument 54-101:

Meeting Date: February 12th, 2003
Record Date: January 6th, 2003
Mail Material Date: January 8th, 2003

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

DESERT SUN MINING CORP.

Per: Shaun A. Drake
SAD/cd

DESERT SUN MINING CORP.
65 Queen Street West, Suite 810
Toronto, Ontario M5H 2M5

NOTICE OF ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary meeting (the "Meeting") of the shareholders of Desert Sun Mining Corp. (the "Corporation") will be held at The National Club, 303 Bay Street, Toronto, Ontario on **Wednesday, the 12th day of February, 2003, at 4:30pm** (Toronto time) for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the fiscal year ended August 31, 2002, together with the report of the auditors thereon (the "Audited Financial Statements");
2. To elect directors;
3. To appoint auditors and to authorize the directors to fix their remuneration;
4. To consider and if thought fit, approve a resolution approving an incentive stock option plan for the employees, directors, officers and consultants of the Corporation as described in the management information circular accompanying this notice (the "Circular");
5. To consider and if thought fit, approve a special resolution (the "Continuance Resolution") approving the continuation of the Corporation from incorporation under the *Company Act* (British Columbia) to incorporation under the *Canada Business Corporations Act*, including the approval, ratification and confirmation of the new General By-Law of the Corporation, as described in the Circular.
6. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, the Circular, the Corporation's Annual Report to shareholders containing the Audited Financial Statements and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy and return it to the Corporation's registrar and transfer agent, Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3 no later than 4:30 p.m. (Toronto time) on the last business day preceding the Meeting or any adjournment thereof.

TAKE NOTICE that pursuant to the *Company Act* (British Columbia) you may until February 10, 2003 give the Corporation a notice of dissent by registered mail addressed to the Corporation at the Corporation's registered office at 708-1111,West Hastings St., Vancouver British Columbia, Canada with respect to the Continuance Resolution. As a result of giving a notice of dissent you may, on receiving a notice of intention to act under section 207 of the *Company Act* (British Columbia), require the Corporation to purchase all your shares of the Corporation in respect of which the notice of dissent was given.

DATED at Toronto, Ontario as of the 3rd day of January, 2003.

BY ORDER OF THE BOARD

(Signed)
Stan Bharti, President

DESERT SUN MINING CORP.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF DESERT SUN MINING CORP. (THE "CORPORATION") OF PROXIES FROM HOLDERS OF COMMON SHARES OF THE CORPORATION TO BE USED AT THE ANNUAL AND EXTRAORDINARY MEETING (THE "MEETING") TO BE HELD ON FEBRUARY 12, 2003 AND AT ANY ADJOURNMENT THEREOF AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS (THE "NOTICE OF MEETING"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation and are nominees of management. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING MAY DO SO** by striking out the printed names and inserting such person's name in the blank space provided in the form of proxy or by submitting another proper form of proxy. A proxyholder need not be a shareholder of the Corporation. The instrument appointing a proxy must be in writing signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation. An instrument of proxy will only be valid if it is completed and delivered to the office of the registrar and transfer agent of the Corporation, Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, no later than 4:30 p.m. (Toronto time) on the last business day preceding the Meeting or any adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed in the manner set forth above, delivered to the office of the registrar and transfer agent of the Corporation, Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, at any time up to and including the last business day preceding the Meeting, or any adjournment thereof or as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, delivered to the Chairman of such Meeting on the day of the Meeting, or and adjournment thereof, and upon any of such deposits, or in any other manner provided by law, the proxy will be revoked.

VOTING

Provisions Relating to Voting Proxies

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD FROM VOTING) THE COMMON SHARES IN RESPECT OF WHICH HE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE SHAREHOLDER APPOINTING HIM. IN THE ABSENCE OF SUCH DIRECTION, THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE PROXYHOLDER NAMED THEREIN AND IT IS INTENDED THAT SUCH COMMON SHARES WILL BE VOTED BY THE MANAGEMENT NOMINEES IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS REFERRED TO IN THE ATTACHED NOTICE OF MEETING.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PROXYHOLDER APPOINTED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS NOT SO IDENTIFIED WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING. The management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice ofMeeting. In the event that any other matter comes before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their judgment on such matters.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of 49,978,344 common shares without par value (the "Common Shares"). As of December 11, 2002, the Corporation had issued and outstanding 18,389,398 Common Shares. The Corporation shall make a list of all persons who are registered holders of Common Shares at the close of business on January 6, 2003 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. All holders of Common Shares at the close of business on the Record Date will be entitled to receive notice of and to attend and vote at the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and officers of the Corporation, as at December 11, 2002, there were no persons who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

MATTERS TO BE ACTED ON

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders of the Corporation, or any adjournment thereof, or until their successors are elected or appointed unless a director's office is earlier vacated in accordance with the articles of the Corporation or the *Company Act* (British Columbia) or he or she become disqualified to act as a director.

The board presently consists of five directors (the "Nominees"). The following table provides the names of the Nominees and certain information concerning them. Management does not contemplate that any of the Nominees will be unable to serve as a director. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Advance notice of this Meeting was published in The Province newspaper on December 12, 2002. No nomination for election of directors has been received by the Corporation pursuant thereto.

Name & Country of Residence Office	Office	Period of Service as a Director	Present Occupation if Different from Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (1)
Gerald P. McCarvill Canada	Chairman & Director	Since July 15, 2002	Business Executive	126,000
Stan Bharti Canada	President, Chief Executive Officer & Director	Since February 28, 2002	Professional Engineer	328,000
William Pearson Canada	Vice President & Director	Since August 23, 2002	Geoscientist	Nil
Peter Bojtos United States	Director	Since June 19, 2002	Professional Engineer, and Consultant	110,000
Kenneth Taylor United States	Director	Since September 16, 2002	Business Consultant	Nil

(1) The information as to shares beneficially owned or over which they exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Shareholdings are as at December 11, 2002.

The Corporation does not have an Executive Committee.

Each of the Nominees has been principally engaged in the occupation set opposite his name for the past five years, with the following exceptions:

Stan Bharti:
Mr. Bharti was the President and chief executive officer of William Multi-Tech Inc. and its predecessor company, William Resources Limited, from 1994 until August 16, 2002.

Gerald P. McCarvill:
From 1996 to 2002, Mr. McCarvill was Chairman and chief executive officer of McCarvill Corporation, a TSX listed financial services company.

William Pearson:
Mr. Pearson is the President of Pearson Geological Ltd. And was the former Vice President, Exploration for William Resources Limited from July 1, 1996 to February 17, 1999.

Audit Committee
The Corporation is required to have an audit committee. The following directors are currently members of the Corporation's audit committee: Gerald P. McCarvill, Kenneth Taylor, and Peter Bojtos.

Appointment of Auditors
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of De Visser Gray, Chartered Accountants, as auditors of the Corporation for the next year, and to authorize the directors of the Corporation to fix their remuneration.

Stock Option Plan
The board of directors of the Corporation has approved a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation, conditional upon receipt of all necessary regulatory and shareholder approvals. A copy of the Stock Option Plan is attached as Schedule A to Appendix A attached to this Information Circular. The Stock Option Plan was conditionally approved by the TSX Venture Exchange on October 15, 2002. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through share options, to acquire a propriety interest in the Corporation and benefit from its growth. The options are nonassignable and may be granted for a term not exceeding five years. To date 1,695,000 options have been granted pursuant to the Stock Option Plan. Other material aspects of the Stock Option Plan are described below:

* a total of 4,000,000 Common Shares may be reserved for issue under the Stock Option Plan;

* options granted under the Stock Option Plan will terminate 90 days following the termination of an optionee's employment or the optionee ceasing to be a director or 5 consultant and 30 days if the optionee is an investor relations employee, unless the directors of the Company otherwise determine;

* options granted under the Stock Option Plan will terminate one year following the death of an optionee;

* the total number of shares which may be reserved for issuance to any one individual under the Stock Option Plan shall not exceed 5% of the total number of issued and outstanding Common Shares and the total number of shares which may be reserved for issuance to related persons (being directors and officers of the Corporation, and their associates) under the Stock Option Plan shall not exceed 10% of the total number of issued and outstanding Common Shares; and

* options will be granted at prices determined by the board of directors on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade.

<u>Required Conditions</u>

In order for the Stock Option Plan to be implemented, a resolution in the form set out in Appendix A to this Circular (the "Stock Option Resolution") must be passed by a majority of the votes cast by holders of Common Shares, present in person or by proxy at the Meeting, excluding votes attaching to Common Shares owned by directors and officers of the Corporation, and their associates.

<u>Recommendations and Directors Approval</u>

At the meeting, shareholders will be asked to approve the Stock Option Plan. The directors and officers of the Corporation, and their associates, will not vote in respect of the approval of the Stock Option Plan.

The Board of Directors has determined that the Stock Option Plan is in the best interests of the Corporation and the holders of its Common Shares. The Board of Directors unanimously recommends that the shareholders vote in favour of the Stock Option Plan.

Unless specified in the form of proxy that the shares shall be voted against the Stock Option Resolution the person designated in the enclosed form of proxy intend to vote "For" the Stock Option Resolution.

Continuance under the Canada Business Corporations Act (the "Continuance")

<u>Reasons for the Continuance</u>

The Corporation is currently governed, as to matters of corporate law, by the *Company Act* (British Columbia) (the "BC Company Act''). A company subject to the BC Company Act may, if authorized by special resolution and the Registrar of Companies of British Columbia (the "Registrar''), apply to theDirector (the "Director") appointed under the *Canada Business Corporations Act* (the "CBCA") for a certificate of continuance under the CBCA. Upon the issuance of a certificate of continuance in respect of the Corporation, the BC Company Act will cease to apply to the Corporation and the CBCA will become applicable to the Corporation as if the Corporation had been incorporated under the CBCA.

Management of the Corporation believes that continuance of the Corporation will permit the Corporation to take advantage of the more modern corporate law procedures provided by the CBCA. In light of the national and international scope of the affairs of the Corporation and the amendments to the CBCA which became effective on November 24, 2001, management of the Corporation believes that it is appropriate for the Corporation to continue under the CBCA.

In conjunction with the application for Continuance, the shareholders will be asked to approve the adoption of the General By-Law, attached as Appendix D to this Circular, under the CBCA in place of the existing Articles of the Corporation under the BC Company Act.

Differences Between the BC Company Act and the CBCA

The BC Company Act and the CBCA are similar in many respects, although there are a number of notable differences in respect of corporate law matters. Shareholders should consult their professional advisors with respect to the detailed provisions of the CBCA, and their rights under it. The following is a summary of certain differences between the BC Company Act and the CBCA which management of the Company consider to be of significance. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes for particulars of the differences.

Under the BC Company Act, all meetings of shareholders must be held in British Columbia unless the British Columbia Registrar of Companies consents to the holding of the meeting at some other place. Under the CBCA, a meeting of shareholders may be held anywhere in Canada and at a place outside Canada if the place is specified in the articles of the corporation.

Under the BC Company Act, a majority of the Corporation's directors must be Canadian residents and at least one must be ordinarily resident in British Columbia. Under the CBCA, at least twenty-five percent of the directors must be Canadian residents, provided that if a corporation has less than four directors, at least one director must be a resident Canadian.

Under the BC Company Act, fundamental changes and extraordinary corporate transactions which must be approved by special resolution (including amendments to the memorandum or the articles, amalgamations, winding up, statutory arrangements and the sale of all or substantially all the assets of the company) require a majority of three-fourths of the votes cast at a meeting of shareholders. Under the CBCA, the required majority is two-thirds of such votes.

Under the BC Company Act, a statutory amalgamation must be approved by special resolution and by the Supreme Court of British Columbia. Under the CBCA, court approval is not required. In addition, the CBCA provides for simplified forms of amalgamations where shareholder approval is not required.

Under the BC Company Act, a company must fix its authorized share capital. Under the CBCA, a corporation may have unlimited authorized share capital.

Under the BC Company Act, amendments to the Articles (which provide for many of the same types of matters as are dealt with in the by-laws of a corporation existing under the CBCA) may only be made with the approval of the shareholders. Under the CBCA, the directors may amend the by-laws, which amendment becomes effective immediately, although the amendment must be submitted to the next meeting of shareholders for approval.

Under the CBCA, there is a provision (similar to that contained in the BC Company Act) to the effect that if a take over bid is accepted by holders of not less than 90% of the securities of the class to which the bid relates (other than securities held by or on behalf of the offeror or affiliates or associates), the offeror is entitled, upon compliance with the CBCA, to acquire the securities held by the non-tendering shareholders for their fair value. These provisions apply to any offeror, wherever incorporated. Under the BC CompanyAct, in these circumstances, the offeror must be a company existing under the BC Company Act.

Both the BC Company Act and the CBCA contain provisions permitting bodies corporate governed by the legislation to effect a fundamental change in the nature of an arrangement. Under the BC Company Act, a company may propose a compromise or arrangement between the company and its creditors, or any class of them, or between a company and its shareholders or any class of them. Under the CBCA, a fundamental change in the nature of an arrangement is not restricted to being between a corporation and its creditors or shareholders. Under the CBCA, notice of applications for interim or final orders in connection with an arrangement must be given to the Director and the Director is entitled to appear and be heard in person or by counsel.

Under the BC Company Act, approval of the Supreme Court is required for the indemnification of a director or officer. Under the CBCA, such approval is not ordinarily required.

The BC Company Act does not permit shareholders to attend meetings by telephonic or electronic means. The CBCA allows persons entitled to attend shareholder meetings to participate by means of telephonic, electronic or other communication facilities if the corporation makes available such a communication facility.

Both the BC Company Act and the CBCA provide for dissent and appraisal rights in respect of certain proposed corporate actions which require shareholder approval. The events giving rise to such rights are not identical in the two statutes. Examples include certain forms of financial assistance that require shareholder approval under the BC Company Act, and alteration or creation of share capital in certain circumstances under the CBCA. In addition, there are differences in the dissent procedures in the two statutes.

The BC Company Act restricts a company from giving financial assistance in certain circumstances, including for the purposes of the purchase or subscription of shares of the company except in specified circumstances. The CBCA does not restrict such financial assistance.

Under the CBCA, shareholders entitled to vote at an annual general meeting of shareholders may submit to the corporation notice of any matter that they propose to raise at the meeting, including the election of directors upon nomination by holders of 5% or more of the issued and outstanding shares of the corporation, and discuss at the meeting any matter in respect of which they would have been entitled to submit a proposal. Under the BC Company Act, shareholders do not have the right to submit proposals at annual general meetings, but shareholders holding in the aggregate not less than 10% of the issued voting shares have the right to submit written nominations for directors and have the nominees included in the information circular in respect of the meeting.

Under the BC Company Act, shareholders may remove directors by special resolution. Under the CBCA, generally speaking, shareholders may remove directors by ordinary resolution at a special meeting.

Under the BC Company Act, the ability to obtain standing to bring an oppression action (the right of a shareholder to apply to court for relief on the grounds that the company is acting or proposes to act in a way that is unfairly prejudicial or oppressive to the shareholder) or a derivative action (the right of a person to commence legal action in the name of or on behalf of the company, with the permission of the court, toenforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for a breach of such an obligation) is potentially narrower than under the CBCA, as the class of complainants does not expressly include former security holders, officers or former officers of the company and their affiliates, but rather leaves it to the discretion of the court to determine if a person is a "proper person" to bring an application. In addition, under the CBCA, the Director may be a complainant or intervene in an action.

Effects of Continuance

The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation nor in the persons who constitute the Corporation's board of directors and officers.

As a British Columbia company, the Corporation's charter documents currently consist of a Memorandum, which sets out the name and authorized capital of the Corporation, and Articles, which are, in effect, the internal regulations for the functioning of the Corporation. Upon the Continuance taking effect, the Articles of Continuance will take the place of the Memorandum, and will set out the rights, privileges, restrictions and conditions attached to the shares of the Corporation (which are presently set out in the Articles).

The proposed Articles of Continuance are set out in Appendix C to this Circular. Currently the Corporation is authorized to issue 50,000,000 Common Shares. The Articles of Continuance provide for an unlimited number of Common Shares, reflecting the practice of corporations incorporated under the CBCA. Except as described in this Circular, the rights and restrictions which are presently applicable to theCommon Shares of the Corporation are substantially the same as the rights, privileges, restrictions and conditions which will attach to such Common Shares after Continuance.

Currently, the Corporation has determined the number of directors of the Corporation to be five. The CBCA provides that the shareholders of a company may provide in the articles of the Corporation for aminimum or maximum number of directors. The shareholders may adopt an amendment to the articles of the Corporation to increase or, subject to the provisions of the CBCA, decrease the minimum or maximum number of directors. The Articles of Continuance provide that the Corporation shall have a minimum of three and a maximum of twelve directors, and the actual number of directors within the minimum and maximum number may be determined from time to time by resolution of the directors. The Articles of Continuance also allow the directors to appoint one or more additional directors (not exceeding one-third of the number of directors elected at the previous annual meeting of shareholders) between annual meetings of shareholders. The BC Company Act currently permits additional directors to be appointed on this basis and the directors believe that it would be in the best interests of the Corporation and its shareholders for the board of directors of the Corporation (the "Board") to continue to be able to appoint, from time to time, one or more qualified persons as directors when such person or persons become available.

Required Shareholder Approval and Conditions

In order for the Continuance to be implemented, a special resolution in the form set out in Appendix B to this Circular (the "Continuance Resolution") must be passed by a majority of not less than three-fourths of the votes cast by holders of Common Shares, present in person or by proxy, at the Meeting.

If the Continuance is approved at the Meeting, subject to approval by the Registrar authorizing the continuance of the Corporation under the CBCA as required pursuant to the BC Company Act, the Corporation intends to file Articles of Continuance pursuant to section 187 of the CBCA to continue the Corporation from British Columbia under the provisions of the CBCA as soon as practicable after the Meeting. Subject as aforesaid, the Continuance will be effective on the date of the Certificate ofContinuance, which shall be issued by the Director upon receipt of Articles of Continuance pursuant to subsection 187(4) of the CBCA. The Company must file a certified copy of the Certificate of Continuance with the Registrar.

THE CONTINUANCE RESOLUTION PROVIDES THAT THE BOARD IS AUTHORIZED, IN ITS SOLE DISCRETION, TO ABANDON THE APPLICATION FOR A CERTIFICATE OF CONTINUANCE, OR DETERMINE NOT TO PROCEED WITH THE CONTINUANCE, WITHOUT FURTHER APPROVAL OF THE SHAREHOLDERS OF THE CORPORATION. IN PARTICULAR, THE BOARD MAY DETERMINE NOT TO PRESENT THE CONTINUANCE RESOLUTION TO THE MEETING OR, IF THE CONTINUANCE RESOLUTION IS PRESENTED TO THE MEETING AND APPROVED, MAY DETERMINE NOT TO PROCEED WITH COMPLETION OF THE CONTINUANCE AND FILING THE ARTICLES OF CONTINUANCE UNDER THE CBCA IF A SIGNIFICANT NUMBER OF SHAREHOLDERS OF THE CORPORATION DISSENT IN RESPECT OF THE CONTINUANCE RESOLUTION.

Dissent Rights

Pursuant to subsection 37(4) of the BC Company Act, any holder of Common Shares may, until February 10, 2003, exercise a right of dissent in respect of the Continuance by giving a written notice of dissent concerning such holder's shares and otherwise complying with the requirements of section 207 of the BC Company Act. A written notice of dissent may be served on the Corporation by leaving it at, or mailing it by registered post addressed to the registered office of the Corporation, 708-1111, West Hastings Street, Vancouver, B.C., V6E 2J3. If the Continuance becomes effective, each such shareholder (a "Dissenting Shareholder'') will be entitled to be paid the fair value of the shares in respect of which such shareholder dissented in accordance with section 207 of the BC Company Act.

A vote against the Continuance Resolution, an abstention or the execution or exercise of a proxy to vote against the Continuance Resolution does not constitute a notice of dissent, but a shareholder need not vote against the Continuance Resolution in order to dissent. However, a shareholder who consents to, or votes(other than as a proxy for a shareholder whose proxy required an affirmative vote) in favour of, the Continuance or otherwise acts inconsistently with the notice of dissent will cease to be entitled to any rights of dissent.

Prior to the implementation of the Continuance, the Corporation will send to each of the shareholders who has filed a notice of dissent, notice of intention to act stating that the Continuance Resolution has been adopted and informing the Dissenting Shareholder of the intention to act on the Continuance. A notice of intention to act need not be sent to any Dissenting Shareholder who voted for the Continuance or who has withdrawn a notice of dissent.

Under the BC Company Act, within 14 days after the Corporation gives the notice of intention to act, the Dissenting Shareholder is required to send, to the registered office of the Corporation at, 708-1111, West Hastings Street, Vancouver, B.C., V6E 2J3, a written notice containing his or her name and address, the number of shares in respect of which he or she dissents and a requirement that the Corporation purchase all such shares (the "Demand for Payment'') together with certificates representing those shares. Upon delivery of a Demand for Payment in accordance with the BC Company Act, a Dissenting Shareholder is bound to sell and the Corporation is bound to purchase the shares subject to the Demand for Payment for their fair value as of the day before the day on which the Continuance Resolution was passed, including any appreciation or depreciation in anticipation of the vote.

Under the BC Company Act, a Dissenting Shareholder who has sent a Demand for Payment may apply to
the Court and the Court may:

(a)   require the Dissenting Shareholder to sell and the Corporation to purchase the shares in respect of which the Demand for Payment has been given;

(b)   set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

(c)   join in the application any other Dissenting Shareholder who has delivered a Demand for Payment; and

(d)   make consequential orders and give directions it considers appropriate.

Under the BC Company Act, a Dissenting Shareholder who has delivered a Demand for Payment may not vote, or exercise or assert any rights of a shareholder in respect of the shares for which a Demand for Payment has been given, other than the right to receive payment for those shares. Until a Dissenting Shareholder who has delivered a Demand for Payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of the Corporation. A Dissenting Shareholder may not withdraw his or her Demand for Payment unless the Corporation consents.

Recommendations of Directors and Approval

At the Meeting, the shareholders will be asked to consider and, if thought fit, pass as a special resolution, the Continuance Resolution, in the form set out in Appendix B to this Circular.

The Board recommends that the holders of Common Shares vote in favour of the Continuance Resolution. Unless specified in the form of proxy that the shares shall be voted against the Continuance Resolution, the persons designated in the enclosed form of proxy intend to vote "For'' the Continuance Resolution.

Other Matters

Management does not know of any other matters to be presented to the Meeting. If other matters should be properly presented at the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by such proxy with respect to such matters in accordance with their best judgment.

DISCLOSURE

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation or proposed nominee for election as director and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter involving the Corporation since the commencement of the Corporation's last completed financial year or in any proposed matter which has materially affected or would affect the Corporation.

Pursuant to an administrative services agreement, effective June 2002, entered into between the Corporation and Forbes and Manhattan Inc. ("FMI"), a corporation controlled by Mr. Stan Bharti, a director of the Corporation, fees in the amount of $22,500 were paid during the fiscal year ended August 31, 2002 in respect of office and other administrative services performed by FMI for the Corporation.

Directors' and Officers' Liability Insurance

The Corporation does not currently maintain any insurance coverage in respect of directors' and officers'
liability.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table, presented in accordance with the regulations to the Securities Act (British Columbia), sets forth the compensation paid, for the past three financial years, to the Chief Executive Officer and each of the Corporation's four most highly compensated executive officers (the "Named Executive Officers") whose annual salary and bonus in 2002 exceeded $100,000. Other than the Chief Executive Officer, the Corporation had no other Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Financial Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary ($)	Bonu s ($)	Other Annual Compen-sation	Number of Securities under Options Granted (#)	Restricted Shares or Restricted Share units ($)	LTIP Payouts ($)	
Stan Bharti, President & CEO	August 31, 2002	20,000	Nil	Nil	650,000	Nil	Nil	Nil
Thomas Tough (President) until Feb.28'02	August 31,2001	Nil	Nil	Nil	714,290	Nil	Nil	$18,000
	August 31, 2000	Nil	Nil	Nil	Nil	Nil	Nil	$15,000

Mr. Bharti received a salary commencing July1, 2002.
Mr. Tough exercised 64,290 options. The remaining 650,000 options were cancelled on May 21'02.

The Corporation has never granted any stock appreciation rights (SAR's) or established a long-term incentive plan (LTIP).

Option Grants During the Most Recently Completed Financial Year

The following table summarizes the number and value of the options outstanding in favour of the Named
Executive Officers as of August 31, 2002.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under options granted (#)	% of total options granted to employees & directors in financial year ($)	Exercise or base price ($/security)	Market value of securities underlying options o n the date of grant ($/security)	Expiration date
Stan Bharti, President & CEO	650,000	38.34%	$0.28	$0.28	May 21, 2007

Option Exercising and Year-End Option Values

The following table sets forth any exercises of, and the year-end value of, options held by the Corporation's Named Executive Officer:

Aggregated Option Exercises in the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at August 31, 2002 (#)	Value of Unexercised In-the-Money Options at August 31, 2002 ($) (1)
Stan Bharti, President & CEO	Nil	Nil	650,000/Nil	$65,000/Nil

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the TSX- Venture Exchange on August 31, 2002, ($0.38) less exercise price of in-the-money options.

Report on Executive Compensation

The compensation policy of the Corporation is done from the perspective of ownership. Executive officers expect to reap the majority of their income from the appreciation in the value of the Common Shares they hold in the Corporation. Given the very low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers and employees currently consists of a base salary and if the Stock Option Resolution is adopted longer term incentives in the form of stock options.

Executive salaries are kept below market rates for comparable positions and are sufficient to maintain an individual's cash flow. The amounts are determined on a judgmental basis after review by the board of directors of the contribution of each executive officer of the Corporation. Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus.

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

Compensation of Directors

Directors who are not officers or employees of the Corporation are not currently paid any fees for their services as directors. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. No cash remuneration was paid during the year ended August 31, 2002 to any of the directors in their capacity as directors, except for reimbursement of "out of pocket" expenses incurred in connection with the attendance at board of director meetings. The directors are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to the Corporation.

It is expected that directors will also be entitled to participate in the Stock Option Plan and, at the time of joining the board, directors are granted options to purchase Common Shares. During the year ended August 31, 2002, 600,000 stock options in respect of common shares were granted to non-management directors.

Indebtedness of Officers and Directors to the Corporation

No officer or director, or associate of such persons, of the Corporation was indebted to the Corporation at
any time since the beginning of the last completed financial year of the Corporation.

* * * * * * * *

The contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED as of the 3rd day of January, 2003.

Signed: "Gerald P. McCarvill"
Chairman

APPENDIX "A" TO THE MANAGEMENT INFORMATION CIRCULAR OF DESERT SUN MINING CORP. (THE "CORPORATION") DATED JANUARY 3, 2003

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. A new stock option plan for service providers of the Corporation in the form attached hereto as Schedule "A" together with the previous grants made thereunder, is hereby authorized and approved; and

2. Any officer or director of the Corporation is hereby authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing, with such addition, deletions and changes as such officer or director may deem necessary or advisable such execution be conclusive evidence of this and his or her approval.

Schedule A

1. PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for **Desert Sun Mining Corp.** (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the
Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 4,000,000. The total number of shares which may be reserved for issuance to any one individual under the Plan may exceed 5% of the outstanding issue, subject to the total number of shares which may be reserved for issuance to any one individual in any 12 month period not exceeding 5% of the outstanding issue (on a non-diluted basis). The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4. LIMITS WITH RESPECT TO INSIDERS

1. The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, may exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

2. The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any 12 month period may exceed 10% of the outstanding issue. The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, may exceed 5% of the shares outstanding at the time of the grant, subject to the maximum number of shares which may be issued to any one insider and his or her associates in any 12 month period not exceeding 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

5. ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee ("Employee") or Officer, or insider of the Corporation or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Corporation ("Management Company Employee"); (c) any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a) (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Corporation must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider" "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan andthe number of shares subject to each option.

6. LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

1. The maximum number of shares which may be reserved for issuance to any Consultant in any 12 month period under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

2. The maximum number of shares which may be reserved for issuance to Investor Relations Employees in any 12 month period under the plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7. PRICE

The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade. In the event the shares are listed on the TSX Venture Exchange, the price may be the market price less any discounts from the market price allowed by the TSX Venture Exchange, subject to a minimum price of $0.10.

8. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

9. CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause) the optionee may, but only within the period of ninety days, or thirty days if the service provider is an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option unless such period is extended as provided in paragraph 10 below.

10. DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death. Before expiry of an option under this paragraph 10, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

11. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

12. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.

13. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

15. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

16. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased. Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

17. VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that (a) the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee; (b) if the shares are listed on TSX Venture Exchange the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange; and (c) options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

18. NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

> 1. the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or
>
> 2. a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

> (a) the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario) of beneficial ownership or more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;
>
> (b) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;
>
> (c) any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or
>
> (d) the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

19. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

APPENDIX "B" TO THE MANAGEMENT INFORMATION CIRCULAR
OF DESERT SUN MINING CORP. DATED JANUARY 3, 2003
CONTINUANCE RESOLUTION

WHEREAS Desert Sun Mining Corp. (the "Company") was incorporated pursuant to the *Company Act* of British Columbia ("BCCA") by Certificate of Incorporation dated the 21st day of May, 1980 under the name of Fredonia Oil & Gas Ltd.;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The continuation of the Company under the Canada Business Corporations Act (the "CBCA") as if it had been incorporated thereunder is hereby approved and authorized.

2. The Company make application to:

   (a) the Registrar of Companies appointed under the *Company Act* of British Columbia for an authorization to permit the Company to continue under the federal laws of Canada pursuant to Section 37 of the BCCA;

   (b) the Director appointed under the CBCA for a Certificate of Continuance to continue the Company as if it had been incorporated under the federal laws of Canada pursuant to Section 187 of the CBCA; and

   (c) the Ministry of Finance and Corporate Relations of British Columbia for a Certificate of Discontinuance.

3. The Articles of Continuance of the Company shall be in the form attached as Appendix "C" to the Management Information Circular of the Company dated January 3, 2003 (the "Management Information Circular"), with such alterations, additions or amendments as may be considered necessary or advisable by any officer of the Company in order to ensure compliance with the provisions of the CBCA, as the same may be amended, and the requirements of the Director thereunder.

4. The Articles of Continuance are hereby approved and adopted, in substitution of the Company's Charter, with any alterations, additions or amendments as described in paragraph 3 of this resolution, which Articles of Continuance are hereby approved and all amendments to the Charter of the Company reflected therein are hereby approved.

5. Effective upon the issuance of such Certificate of Continuance, the General By-law attached as Appendix "D" to the Management Information Circular is hereby adopted and approved.

6. The Board of Directors of the Company is hereby authorized, in its sole discretion, to abandon the application for a certificate of continuance continuing the Company as a corporation to which theCBCA applies, or determine not to proceed with the continuance without further approval of the shareholders of the Company, at any time prior to the endorsement by the Director of the Certificate of Continuance.

7. Any officer or director of the Company is hereby authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing, with such additions, deletions and changes as such officer or director may deem necessary or advisable, such execution to be conclusive evidence of this and his or her approval.

APPENDIX "C" TO THE MANAGEMENT INFORMATION CIRCULAR OF DESERT SUN MINING CORP. DATED JANUARY 3, 2003

Industry Canada	Canada Business Corporations Act	FORM 11	FORMULE 11
Industrie Canada	Loi canadienne sur les sociétés par actions	(SECTION 187)	(ARTICLE 187)

ARTICLES OF CONTINUANCE
CLAUSES DE PROROGATION

1 - Name of corporation (Dénomination de la société)

DESERT SUN MINING CORP.

2 - The province or territory in Canada where the registered office is situated (La province ou le territoire au Canada où est situé le siège social)

Province of British Columbia

3 - The classes and any maximum number of shares that the corporation is authorized to issue (Catégories et tout nombre maximal d'actions que la société est autorisée à émettre)

The annexed Schedule 1 is incorporated in this form.

4 - Restrictions, if any, on share transfers (Restrictions sur le transfert des actions, s'il y a lieu)

None.

5 - Number (or minimum and maximum number) of directors (Nombre (ou nombre minimal et maximal) d'administrateurs)

Minimum of three (3), maximum of twelve (12)

6 - Restrictions, if any, on business the corporation may carry on (Limites imposées à l'activité commerciale de la société, s'il y a lieu)

None.

7 - (1) If change of name effected, previous name ((1) S'il y a changement de dénomination, dénomination antérieure)

Not Applicable

(2) Details of incorporation ((2) Détails de la constitution)

The annexed Schedule 2 is incorporated in this form.

8 Other provisions, if any (Autres dispositions, s'il y a lieu)

The annexed Schedule 3 is incorporated in this form.

Date	Signature	Capacity of - En qualité de

For Department Use Only
À l'usage du ministère seulement   Printed name - (Nom et letters moulées)   IC 3247 (2001/11)
Filed (Déposée)
C2

ARTICLES OF CONTINUANCE
OF
DESERT SUN MINING CORP.

SCHEDULE 1

The Corporation shall be authorized to issue an unlimited number of shares of a class designated as "Common Shares". The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) the holders of the Common Shares shall be entitled to vote at all meetings of shareholders;

(b) the holders of the Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation; and

(c) the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

ARTICLES OF CONTINUANCE
OF
DESERT SUN MINING CORP.

SCHEDULE 2

DETAILS OF INCORPORATION

(a) Incorporated under the *Company Act* (British Columbia) on May 21, 1980 under the name Fredonia Oil & Gas Ltd.;

(b) On February 21, 1985 Fredonia Oil & Gas Ltd. changed its name to Consolidated Fredonia Resources Ltd.;

(c) On February 20, 1986 Consolidated Fredonia Resources Ltd. changed its name to Sun River Gold Corp.;

(d) On March 11, 1991 Sun River Gold Corp. changed its name to Yellow Point Mining Corp.; and

(e) On August 26, 1994 Yellow Point Mining Corp. changed its name to Desert Sun Mining Corp.

ARTICLES OF CONTINUANCE
OF
DESERT SUN MINING CORP.

SCHEDULE 3

(1) The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient;

    (a) borrow money on the credit of the Corporation;

    (b) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation; and

    (c) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

    The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board above to such extent and in such manner as the Board shall determine at the time of each such delegation;

(2) The Corporation shall have a minimum of three (3) and a maximum of twelve (12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be five (5); and

(3) The directors of the Corporation are authorized to appoint one or more directors from time to time, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, provided that the total number of directors so appointed between annual meetings may not exceed one-third of the number of directors elected at the previous annual meeting.

APPENDIX "D" TO THE MANAGEMENT INFORMATION CIRCULAR
OF
DESERT SUN MINING CORP. DATED JANUARY 3. 2003

BY-LAW NO. I

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF DESERT SUN MINING CORP
A CANADIAN FEDERAL CORPORATION

TABLE OF CONTENTS

BY-LAW NO. I

A BY-LAW RELATING GENERALLY TO THE CONDUCT
OF THE BUSINESS AND AFFAIRS OF DESERT SUN MINING CORP.,
A CANADIAN FEDERAL CORPORATION

RESOLVED as a by-law of Desert Sun Mining Corp. (hereinafter referred to As the "Corporation") as follows:

SECTION 1- DEFINITIONS

1.1   General

In the By-Laws of the Corporation, unless the context otherwise requires:

(1)   "Act" means the Canada Business Corporation Act and the regulations thereunder, as from time to time amended, arid every statute or regulation (as the case may be) that may be substituted therefor and in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(2)   "Articles." means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization and articles of revival of the Corporation and includes any amendments thereto.

(3)   "Board" means the board of directors of the Corporation;

(4)   "By-laws" means these by-laws and all other by-laws of the Corporation from time to time in force and effect;

(5)   "Director" means a member of the Board:

(6)   "meeting of shareholders" means annual and special meetings of shareholders.

1.2   Interpretation

In this by-law:

(1)   Other than as specified above, words and expressions defined in the Act, have the same meanings when used herein. Words importing the singular number include the plural and visa versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association. unincorporated syndicate. unincorporated organization, trust, body corporate and a natural person in his capacity as trustee, executor, administrator or other legal representative.

(2)   The invalidity or unenforceability of any provisions in this by-law shall not affect the validity or enforceabiity of the remaining provisions of this by-law; and

(3)   The insertion of headings in this by-law are for convenience of reference only and shall not affect its construction or interpretation.

SECTION 1- GENERAL BUSINESS

2.1   Financial Year

The board may, by resolution, fix the financial year-end of the Corporation and may from time to time, by resolution, change the financial year-end of the Corporation.

2.2 Execution of Instruments

(1) Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two (2) Directors or any two (2) officers, or by any one (1) Director together with one (1) officer of the Corporation.

(2) In addition, the Board may from time to time authorize any other person or persons to sign any particular instruments

(3) The secretary, or any other officer or any Director, may sign certificates and similar instruments
(other than share certificates) an the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs, including, without limitation. certificates verifying copies of the
Articles, By-laws, resolutions and minutes of meetings of the Corporation.

(4) The signature of any person authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that person has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board.

2.3 Voting Rights in Other Bodies Corporate

The. signing officers of the Corporation under Section 2.2 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION .3— MEETINGS OF DIRECTORS

3.1 Quorum

A quorum of any meeting of Directors is:

(a) where the Articles Set out the number of directors, a majority of that number; or

(b) where the Articles set out the minimum and maximum number of directors, a majority of the number of directors which then constitutes the Board.

3.2 Calling of Meetings

Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairperson of the Board, the president or any two Directors may determine. Such meetings shall be called by way of a notice sent by mail, by e-mail, by fax or by any other electronic means or delivered in person to the Directors. The notice of the meeting shall specify the place, the date and the time of such meeting. The notice need specify neither the purpose nor the agenda of the meeting. The Director shall be deemed to have received such notice within the normal time for delivery according to the means of communication used unless there are reasonable grounds for believing that the notice was not received on time or that it was not received at all,

3.3   First Meeting of New Board

As long as a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.4   Chair

The chairperson of the Board or, if none, or in the chairperson of the Board's absence from a meeting of the Board, the president or, if none or in the president's absence, a Director chosen by the Directors present shall chair each meeting of the Board.

3.5   Votes to Govern

(1)   At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question.

(2)   Unless a ballot is demanded, an entry in the minutes of a meeting to the effect that the chairperson of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.6   Casting Vote

In case of an equality of votes at a meeting of the Board, the chairperson of the meeting shall be entitled to a second or casting vote.

SECTION 4- CHAIRPERSON AND OFFICERS

4.1   Appointment of Chairperson

The Board may from time to time designate a chairperson of the Board from among the Directors who shall have such powers and duties as are specified from time to time by the Board.

4.2   Appointment of Officers

The Board may from time to time designate the offices of the Corporation and from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine. including, without limitation, one or more assistants to any of the officers so appointed. One person may hold more than one office. The Board may specify the duties of and, in accordance with these Bylaws and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.

4.3   President

The president shall be the chief executive officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation, and shall have such other powers and duties as the Board may specify.

4.4   Vice President

A vice-president shall have such powers and duties as the Board or the chief executive officer may specify.

4.5 Secretary

The secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and shall have such other powers and duties as the Board or the chief executive officer may specify.

The secretary may delegate all or part of the secretary's duties to a nominee from time to time.

4.6 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; shall render to the Board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and shall have such other powers and duties as the Board or the chief executive officer may specify.

4.7 Powers arid Duties of Officers

The powers and duties of all officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties which are to be specified only by the Board) the chief executive officer may specify. The Board and (except as aforesaid) the chief executive officer may, from time to time, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

SECTION 5- PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1 Limitation of Liability

Every Director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no Director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other Director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto. Nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof

5.2   Indemnity

(1)   The Corporation shall indemnify a Director or officer of the Corporation, a former Director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer (or an individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)   The Corporation shall advance monies to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 5.2(1). The individual shall repay the monies if it is determined that he or she did not fulfil the conditions of Section 5.2(3).

(3)   The Corporation shall not indemnify an individual under Section 5.2(1) unless he or she:

    (a)   acted honestly and in good faith with a view to the best interests of the
          Corporation or, as
          the case may be, to the best interests of the other entity for which he
          or she acted as a Director or officer or in a similar capacity at the
          Corporation's request; and

    (b)   in the case of a criminal or administrative action or proceeding that is
          enforced by a. monetary penalty, he or she had reasonable grounds for
          believing that his or her conduct was lawful,

(4)   The Corporation shall also indemnify the individual referred to in Section 5.2(1) in such other circumstances as the Act or law permits or requires. Nothing in these By-laws shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of these By-laws.

5.3   Insurance

      Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 52(1) as the Board may from time to time determine.

SECTION 6— SECURITIES

6.1   Enforcement of Lien

(1)   In the event that any shareholder (the "Defaulting Shareholder") defaults in the payment of any in interest and/or principal due in respect of any indebtedness owing by such shareholder to the Corporation (the "Debt") when the same becomes due and payable and continues in such default for a period of thirty (30) days after notice in writing thereof has been given by the Corporation to such shareholder:

    (a)   the Corporation may sell all or any part of the shares then, registered
          in the name of the defaulting Shareholder (the "Subject. Shares"). The
          terms and manner of the sale shall be at the sole discretion of the
          Corporation. The proceeds of such sale shall he used and applied firstly
          to the cost and expense of such sale incurred by the Corporation,
          including security transfer taxes and legal fees, secondly to reimburse
          the Corporation for out-of-pocket expenses incurred in connection with
          the sale, and thirdly for the payment in full of the Debt and other sums
          due to the Corporation from the Defaulting Shareholder. The balance of
          the proceeds, if any, shall be paid to the Defaulting Shareholder. If the
          proceeds of the sale are insufficient to pay the Debt, the Defaulting
          Shareholder shall remain liable to the Corporation for any such
          deficiency;

(b)   the Corporation may apply any dividends or other distributions paid or payable on or in respect of the Subject Shares in repayment of the Debt;

(c)   where the Subject Shares are redeemable pursuant to the Articles, the Corporation may redeem all or part of the Subject Shares and apply the redemption price to the Debt;

(d)   the Corporation may refuse to register a transfer of all or part of the Subject Shares until the debt is paid; and

(e)   in exercising one or more of the rights granted in this by-law, the Corporation shall not prejudice or surrender any other rights of enforcement of its lien which may by law be available to it. or any other remedy available to the Corporation for collection of the Debt, and the Defaulting Shareholder shall remain liable for any deficiency remaining.

SECTION 7 - DIVIDENDS

7.1   Declaration and Payment

Subject to the Act and subject to it being established that the Corporation is or will be able to discharge its liabilities when due and that the realizable value of its assets will not be less than the aggregate of its liabilities and of its stated capital, the Directors may declare and pay dividends to the shareholders according to their respective rights and interests in the Corporation. The Directors shall not be compelled to make any distribution of the profits of the Corporation; thus they may create a reserve fund for the payment of dividends or set aside such profits in whole or in part in order to keep them as a reserve fund of any kind. Such dividends may be paid in specie, if property or by the issue of fully paid-up securities of the Corporation.

7.2   Payment

Unless the holder otherwise indicates, a dividend payable in specie shall be paid by cheque to the order of the registered holder of the securities of the class in respect of which a dividend has been declared and shall be delivered or mailed by prepaid ordinary mail to such registered holder to or at the address appearing at that time in the registers of the Corporation, in the case of joint holders unless such joint holders otherwise direct, the cheque shall be made payable to the order of all of such joint holders and be delivered or mailed to them to or at the address of one (1) of them appearing at that time in the registers of the Corporation. The mailing of such cheque as aforesaid, unless the same is not paid upon due presentation, shall satisfy all claims and discharge the Corporation of its liability for the dividend to the extent of the amount of the cheque. In the event of non-receipt of the dividend cheque by the person to whom it was delivered or mailed as aforesaid, the Corporation shall issue to such person a replacement cheque for the same amount on such terms as determined by the directors.

7.3   Set-Off

The Directors, in their discretion, may apply, in whole or in part, any amount of dividend declared payable to a shareholder to set off any debt owed by the shareholder to the Corporation.

SECTION 8 -. MEETINGS OF SHAREHOLDERS

8.1 Chairperson, Secretary and Scrutineers

The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting. chairperson of the Board; president; or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.2 Persons Entitled to he Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to attend or vote at the meeting, the Directors auditor, legal counsel of the Corporation and others who, although not entitled to attend or vote, are entitled or required under any provision of the Act, the Articles, or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.3 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy-holder for or representative of such a shareholder and together holding or representing in the aggregate not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.

8.4 Right to Vote

At any meeting of shareholders, every question shall, subject to the provisions of the Act, be decided by a show of hands unless a ballot thereon is required by the chairperson of the meeting or is demanded by any shareholder entitled to vote and present,, or deemed to be present, in person or by proxy. Upon a show of hands, every such person who is entitled to vote shall have one vote. Before or after a show of hands has been taken upon any question, the chairperson may require, or any shareholder entitled to vote and present, or deemed to be present, in person or by proxy, may demand a ballot thereon. Unless a ballot thereon is demanded, a declaration by the chairperson of the meeting that the vote upon the question has beer carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting is prima fade evidence of the fact, without proof of the number or proportion of the votes recorded in respect of the question. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

8.5 Ballot

If a ballot is required, a ballot upon the question shall he taken in such a manner as the chairperson of the. meeting shall direct. Upon a ballot, each shareholder who is present, or represented by proxy is entitled, in respect of the shares which the shareholder is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles in respect of those shares,

8.6 Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the Articles and By-laws, be determined by a majority of the votes cast on the question.

8.7   Casting Vote

In case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

8.8   Adjournment

Subject to the Act, the chairperson at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

SECTION 9- NOTICES

9.1   Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all of them.

9.2   Computation of Time

In computing the period of days when notice must be given tinder any provision requiring a specified number of days prior notice of any meeting or other event, the period shall be deemed to begin on the day following the giving of the notice or the event that began the period and shall be deemed to end at midnight of the last day of the period, except that, if the last day of the period falls on a non-business day, the period shall end at midnight on the day next following that is not a non-business day.

9.3   Omissions and Errors

The accidental omission to give any notice to any shareholder, Director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice or otherwise founded on it.

SECTION 10- EFFECTIVE DATE

10.1 Effective Date

These By-laws shall come into .force when made by the Board in accordance with the Act.

10.2 Repeal

All previous By-laws of the Corporation are repealed as of the coming into force of these By- laws. The repeal shall not affect the previous operation of any By-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any Articles or predecessor charter documents of the Corporation obtained pursuant to, any such By-laws before its repeal. All officers and persons acting under any By-laws so repealed shall continue to act as if appointed under the provisions of these By-laws, and all resolutions of the shareholders or the Board or a committee of the Board with continuing effect passed under any repealed By-laws shall continue to be good and valid except to the extent inconsistent with these By-laws and until amended or repealed.

Exhibit 14.3

2002 STOCK OPTION PLAN

1.   PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for **Desert Sun Mining Corp**. (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.   ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3.   SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 4 million. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding issue. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee.

4.   LIMITS WITH RESPECT TO INSIDERS

1.   The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

2.   The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

5.   ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means (a) any full or part-time employee ("Employee") or Officer, or insider of the Corporation or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Corporation ("Management Company Employee"); (c) any other person or company engaged to provide ongoing consulting services for the Corporation or any entity controlled by the Corporation ("Consultant") or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities ("Investor Relations Employee") (any person in (a) (b), (c) or (d) hereinafter referred to as an "Eligible Person"); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Corporation must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be. The terms "insider" "controlled" and "subsidiary" shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6.   LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

    1.   The maximum number of shares which may be reserved for issuance to Consultants under the Plan, any other employer stock option plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis)

    2.   The maximum number of shares which may be reserved for issuance to Investor Relations Employees under the plan, any other employer stock options plans or options for services, shall be 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7.   PRICE

The purchase price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day "market price" shall mean the average of the most recent bid and ask of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade. In the event the shares are listed on the TSX Venture Exchange, the price may be the market price less any discounts from the market price allowed by the TSX Venture Exchange, subject to a minimum price of $0.10.

8.   PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The shares to be purchased upon each exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

9.   CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, if any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (whether or not for cause) the optionee may, but only within the period of ninety days, or thirty days if the service provider is an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option unless such period is extended as provided in paragraph 10 below.

10.   DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death. Before expiry of an option under this paragraph 10, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

11.   NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

12.   ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.

13.   AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14.   EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

15.   EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

16.   EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

17.   VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that (a) the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee; (b) if the shares are listed on TSX Venture Exchange the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange; and (c) options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

18.   NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

1.   the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

2.   a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

(a)   the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario) of beneficial ownership or more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

(b)   any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c)   any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Corporation; or

(d)   the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

19.   RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20.   GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21.   EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.